     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 15, 1998
                                                    Registration No. 333--------
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                            ------------------------
                         MERCANTILE BANCORPORATION INC.
             (Exact name of registrant as specified in its charter)

           MISSOURI                           6712                     43-0951744
(State or other jurisdiction of   (Primary Standard Industrial      (I.R.S. Employer
 incorporation or organization)    Classification Code Number)   Identification Number)

                                  P.O. Box 524
                        St. Louis, Missouri  63166-0524
                                 (314) 425-2525
  (Address, including ZIP code, and telephone number, including area code, of registrant's principal executive offices)

                            ------------------------
                             JON W. BILSTROM, ESQ.
                         General Counsel and Secretary
                         Mercantile Bancorporation Inc.
                                  P.O. Box 524
                        St. Louis, Missouri  63166-0524
                                 (314) 425-2525
 (Name, address, including ZIP code, and telephone number, including area code, of agent for service)

                            ------------------------
                                    Copy to:

        JOHN Q. ARNOLD              ROBERT M. LaROSE, ESQ.       STEWART E. CONNER, ESQ.
    Chief Financial Officer            Thompson Coburn           Wyatt, Tarrant & Combs
 Mercantile Bancorporation Inc.     One Mercantile Center          2800 Citizens Plaza
         P.O. Box 524             St. Louis, Missouri  63101    Louisville, Kentucky 40202
St. Louis, Missouri  63166-0524        (314) 552-6000                 (502) 589-5235
        (314) 425-2525

                            ------------------------
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                           --------------------------

                                                  CALCULATION OF REGISTRATION FEE
====================================================================================================================================
     Title of each class of           Amount to be           Proposed maximum              Proposed maximum            Amount of
   securities to be registered         registered      offering price per unit<F2>   aggregate offering price<F3>   registration fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value<F1>   5,399,763 shares             $52.24                     $282,107,618.60            $83,221.75
====================================================================================================================================

<F1>  Includes one attached Preferred Share Purchase Right per share.
<F2>  The proposed maximum offering price per unit has been determined by dividing the proposed maximum aggregate offering price by the number of shares being registered.
<F3>  Estimated solely for purposes of computing the registration fee pursuant to the provisions of Rule 457(f), and based upon the average of the high and low sales prices reported on the Nasdaq National Market on April 14, 1998 of the 7,863,627 shares of the common stock, no par value, of CBT Corporation outstanding as of March 25, 1998.

                     ---------------------------
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this
Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration
Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                   [LETTERHEAD OF CBT CORPORATION]

                       ----------------, 1998

Dear Fellow Shareholder:

      The Board of Directors cordially invites you to attend a Special Meeting of Shareholders of CBT Corporation ("CBT") to be held at ----- a.m. Central Time, on -----------------, -------------------, 1998, at Madison
Hall, 919 Madison Street, Paducah, Kentucky (the "Special Meeting"). At the Special Meeting, you will be asked to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated January 10, 1998 (the "Merger Agreement"), and each of the transactions contemplated thereby, pursuant to which CBT will be merged (the "Merger") with and into Ameribanc, Inc., a Missouri corporation and wholly owned subsidiary of Mercantile Bancorporation Inc. ("MBI"). Upon consummation of the Merger, each share of CBT common stock will be converted into the right to receive
0.6513 of a share of MBI common stock, all as more fully described in the accompanying Proxy Statement/Prospectus.

      I have enclosed the following items relating to the Special Meeting and the Merger:

      1.    Proxy Statement/Prospectus;

      2.    Proxy card; and

      3.    A pre-addressed return envelope to UMB Bank N.A. for the proxy card.

      The Proxy Statement/Prospectus and related proxy materials set forth, or incorporate by reference, financial data and other important information relating to CBT and MBI and describe the terms and conditions of the Merger. The Board of Directors requests that you carefully review these materials before completing the enclosed proxy card or attending the Special Meeting.

      THE BOARD OF DIRECTORS OF CBT CAREFULLY CONSIDERED AND APPROVED THE TERMS OF THE MERGER AGREEMENT AS BEING IN THE BEST INTEREST OF CBT AND ITS SHAREHOLDERS. THE BOARD OF DIRECTORS OF CBT RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT.
     ---

      The investment banking firm of Morgan Stanley & Co. Incorporated has issued its written opinion dated as of the date hereof, to your Board of Directors regarding the fairness from a financial point of view of the consideration to be received by CBT shareholders pursuant to the Merger Agreement. A copy of the opinion is attached as Annex A to the Proxy
Statement/Prospectus.                            -------

      Approval of the Merger Agreement by the CBT shareholders is a condition to the consummation of the Merger. Accordingly, it is important that your shares be represented at the Special Meeting, whether or not you plan to attend the Special Meeting in person. Please complete, date and sign the enclosed proxy card and return it to UMB Bank N.A. in the enclosed pre-addressed envelope, which requires no postage if mailed within the United States. If you later decide to attend the Special Meeting and vote in person, or if you wish to revoke your proxy for any reason prior to the vote at the Special Meeting, you may do so and your proxy will have no further effect. You may revoke your proxy by delivering to the Secretary of CBT a written notice of revocation or another proxy relating to the same shares bearing a later date than the proxy being revoked or by attending the Special Meeting and voting in person. Attendance at the Special Meeting will not in itself constitute a revocation of an earlier dated proxy.

      If you need assistance in completing your proxy card or if you have any questions about the Proxy Statement/Prospectus, please feel free to contact me at (502) 575-5139.

                                    Sincerely,



                                    William J. Jones
                                    President and Chief Executive Officer

                                CBT CORPORATION
                                  333 Broadway
                            Paducah, Kentucky 42001

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                                   To Be Held
                          ----------------------, 1998

TO THE SHAREHOLDERS OF CBT CORPORATION:

      Notice is hereby given that a special meeting (the "Special Meeting") of shareholders of CBT CORPORATION, a Kentucky corporation ("CBT"), will be held at Madison Hall, 919 Madison Street, Paducah, Kentucky on ------------, 1998, at ----- a.m. Central Time, for the following purposes:

      (1) To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of January 10, 1998 (the "Merger Agreement"), by and among Mercantile Bancorporation Inc. ("MBI"), Ameribanc, Inc., a wholly owned subsidiary of MBI ("Ameribanc"), and CBT, pursuant to which CBT will be merged (the "Merger") with and into Ameribanc, in a transaction that will result in the business and operations of CBT being continued through Ameribanc, and whereby, upon consummation of the Merger, each outstanding share of CBT common stock will be converted into the right to receive 0.6513 of a share of MBI common stock, as set forth in detail in the attached Proxy Statement/Prospectus.

      (2) To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

      The record date for determining the shareholders entitled to receive notice of, and to vote at, the Special Meeting or any adjournments or postponements thereof has been fixed as of the close of business on -----------------, 1998. On the record date, CBT had ----------- shares of common stock issued, outstanding and entitled to vote. Such shares were held by approximately ------ holders of record. Each share will be entitled to one vote on each matter submitted to a vote at the Special Meeting.

      Pursuant to Subchapter 13 of the Kentucky Business Corporation Act, each holder of CBT common stock will have the right to dissent from the Merger Agreement and to demand a determination of the fair value of such shareholder's shares in the event the Merger Agreement is approved and the Merger consummated. A copy of Subchapter 13 of the Kentucky Business Corporation Act is attached as Annex B to the Proxy Statement/Prospectus.
                               -------

      THE AFFIRMATIVE VOTE OF THE HOLDERS OF 67% OF THE OUTSTANDING SHARES OF CBT COMMON STOCK IS REQUIRED FOR APPROVAL OF THE MERGER AGREEMENT. YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.

      WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT IN THE ACCOMPANYING ENVELOPE. THE PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE VOTE AT THE SPECIAL MEETING BY FOLLOWING THE PROCEDURES SET FORTH IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. FAILURE TO

RETURN THE ENCLOSED PROXY CARD OR TO VOTE AT THE MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER.

      PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME.   If the
Merger Agreement is approved, you will be sent instructions regarding the mechanics of exchanging your existing CBT common stock certificates for new certificates representing shares of MBI.

                              BY ORDER OF THE BOARD OF DIRECTORS



Paducah, Kentucky             Linda J. Ashley
--------------,1998           Secretary

                         MERCANTILE BANCORPORATION INC.
                                   PROSPECTUS

                                ----------------

                                CBT CORPORATION
                                PROXY STATEMENT
                        Special Meeting of Shareholders
                       To Be Held on --------------, 1998

      This Prospectus of Mercantile Bancorporation Inc., a Missouri corporation ("MBI"), relates to up to 5,399,763 shares of common stock, $0.01 par value (the "Common Stock"), and attached Preferred Share Purchase Rights (the "Rights"), of MBI (the Common Stock and Rights are collectively referred to herein as "MBI Common Stock"), to be issued to the shareholders of CBT Corporation, a Kentucky corporation ("CBT"), upon consummation of the proposed merger (the "Merger") of CBT with and into Ameribanc, Inc., a Missouri corporation and wholly owned subsidiary of MBI ("Ameribanc"). Upon receipt of the requisite shareholder and regulatory approvals, and the satisfaction or waiver of certain conditions precedent, the Merger will be consummated pursuant to the terms of the Agreement and Plan of Merger, dated as of January 10, 1998 (the "Merger Agreement"), by and among MBI, Ameribanc and CBT. This Prospectus also serves as the Proxy Statement of CBT for use in connection with the Special Meeting of Shareholders of CBT (the "Special Meeting"), which will be held on ----------------, 1998, at the time and place and for the purposes stated in the Notice of Special Meeting of Shareholders accompanying this Proxy Statement/Prospectus.

      Pursuant to the Merger Agreement, MBI will issue up to an aggregate of 5,399,763 shares of MBI Common Stock. Upon consummation of the Merger, the business and operations of CBT will be continued through Ameribanc and each share of common stock, no par value, of CBT ("CBT Common Stock") will be converted into the right to receive 0.6513 of a share of MBI Common Stock (the "Exchange Ratio"). The fair market value of MBI Common Stock to be received pursuant to the Merger may fluctuate and at the consummation of the Merger may be more or less than the current fair market value of such shares. See "TERMS OF THE PROPOSED MERGER - General Description of the Merger." No fractional shares of MBI Common Stock will be issued in the Merger, but cash will be paid in lieu of such fractional shares. See "TERMS OF THE PROPOSED MERGER - Fractional Shares."

      The Merger is intended to qualify as a reorganization under the Internal Revenue Code of 1986, as amended (the "Code"). The Merger generally is intended to achieve certain federal income tax deferral benefits for CBT shareholders with respect to shares of MBI Common Stock received in the Merger. See "SUMMARY INFORMATION - Federal Income Tax Consequences in General" and "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER."

      MBI Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "MTL" and CBT Common Stock is traded on the Nasdaq National Market under the symbol "CBTC." On April 14, 1998, the closing sale price for MBI Common Stock as reported on the NYSE Composite Tape was $56 9/16 per share and the closing sale price for CBT Common Stock as reported on the Nasdaq National Market was $35.75 per share.

      This Proxy Statement/Prospectus, the Notice of Special Meeting and the form of proxy were first mailed to the shareholders of CBT on or about -------------------, 1998.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      THE SHARES OF MBI COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY OF MBI AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER FEDERAL OR STATE GOVERNMENTAL AGENCY.

      All information contained in this Proxy Statement/Prospectus with respect to MBI has been supplied by MBI and all information with respect to CBT has been supplied by CBT.

      The date of this Proxy Statement/Prospectus is -------------------, 1998.

                             AVAILABLE INFORMATION
                             ---------------------

      MBI and CBT are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file with the Commission reports, proxy statements and other information. Such reports, proxy statements and other information filed with the Commission by MBI and CBT can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Suite 1300, Seven World Trade Center, New York, New York 10048 and Room 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. The Commission maintains an Internet site on the World Wide Web containing reports, proxy and information statements and other information filed electronically by MBI and CBT with the Commission. The address of the World Wide Web site maintained by the Commission is http://www.sec.gov. MBI Common Stock is listed on the NYSE, and such reports, proxy statements and other information concerning MBI also are available for inspection and copying at the offices of the NYSE, 20 Broad Street, New York, New York 10005. CBT Common Stock is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning CBT also are available from CBT, without charge, upon written or oral request to John E. Sircy, Executive Vice President, 333 Broadway, Paducah, Kentucky 42001, telephone (502) 575-5324.

      This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement on Form S-4 and exhibits thereto (the "Registration Statement") covering the securities offered hereby which has been filed by MBI with the Commission. As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus omits certain information contained or incorporated by reference in the Registration Statement. Statements contained in this Proxy Statement/Prospectus provide a summary of the contents of certain contracts or other documents referenced herein but are not necessarily complete and in each instance reference is made to the copy of each such contract or other document filed as an exhibit to the Registration Statement. For such further information, reference is made to the Registration Statement.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
               -------------------------------------------------

      This Proxy Statement/Prospectus incorporates by reference documents relating to MBI and CBT that are not presented herein or delivered herewith. Such documents, excluding exhibits unless specifically incorporated therein, are available, without charge to any person, including beneficial owners of CBT Common Stock to whom this Proxy Statement/Prospectus is delivered, upon written or oral request, in the case of documents relating to MBI, to Jon W. Bilstrom, General Counsel and Secretary, Mercantile Bancorporation Inc., P.O. Box 524, St. Louis, Missouri 63166-0524, telephone (314) 425-2525, or in the case of documents relating to CBT, to John E. Sircy, Executive Vice President, CBT Corporation, 333 Broadway, Paducah, Kentucky 42001, telephone
(502) 575-5324. In order to ensure timely delivery of the documents prior to the Special Meeting, any request should be made by ------------, 1998.

      The following documents filed with the Commission by MBI under the Exchange Act are incorporated herein by reference:

      (a)   MBI's Annual Report on Form 10-K for the year ended December 31,
            1997.

      (b) MBI's Current Reports on Form 8-K dated January 10, 1998 and January 30, 1998.

      (c) The description of MBI's Common Stock set forth in Item 1 of MBI's Registration Statement on Form 8-A, dated March 5, 1993, and any amendment or report filed for the purpose of updating such description.

      (d) The description of MBI's Preferred Share Purchase Rights set forth in Item 1 of MBI's Registration Statement on Form 8-A, dated March 5, 1993, and any amendment or report filed for the purpose of updating such description.

      The following documents filed with the Commission by CBT under the Exchange Act are incorporated herein by reference:

      (a)   CBT's Annual Report on Form 10-K for the year ended December 31,
            1997.

      (b)   CBT's Current Report on Form 8-K dated January 10, 1998.

      (c) The description of CBT's Common Stock set forth in CBT's Registration Statement on Form 8-A, dated May 2, 1988, and any amendment or report filed for the purpose of updating such description.

      Such incorporation by reference shall not be deemed to incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K.

      All documents filed by MBI and CBT pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and until the date of the Special Meeting shall be deemed to be incorporated by reference herein and made a part hereof from the date any such document is filed. The information relating to MBI and CBT contained in this Proxy Statement/Prospectus does not purport to be complete and should be read together with the information in the documents incorporated by reference herein. Any statement contained herein or in a document incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a subsequent statement contained herein or in any other subsequently filed document incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

      Any statements contained in this Proxy Statement/Prospectus involving matters of opinion, whether or not expressly so stated, are intended as such and not as representations of fact.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/ PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY MBI OR CBT. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF MBI COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF

SECURITIES PURSUANT HERETO SHALL IMPLY OR CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF MBI OR CBT OR ANY OF THEIR SUBSIDIARIES OR IN THE INFORMATION SET FORTH HEREIN SUBSEQUENT TO THE DATE HEREOF.

                                    TABLE OF CONTENTS
                                    -----------------
                                                                                    Page
                                                                                    ----
AVAILABLE INFORMATION                                                                  3

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE                                      3

SUMMARY INFORMATION                                                                    8
      Business of MBI                                                                  8
      Business of Ameribanc                                                            9
      Business of CBT                                                                  9
      The Proposed Merger                                                              9
      Other Agreements                                                                10
      Interests of Certain Persons in the Merger                                      11
      Special Meeting of CBT Shareholders                                             11
      Reasons for the Merger                                                          12
      Opinion of Financial Advisor to CBT                                             12
      Fractional Shares                                                               13
      Waiver and Amendment                                                            13
      Federal Income Tax Consequences in General                                      13
      Regulatory Approval                                                             13
      Accounting Treatment                                                            14
      Dissenters' Rights                                                              14
      Markets and Market Prices                                                       14
      Comparative Unaudited Per Share Data                                            15
      Summary Financial Data                                                          16

INFORMATION REGARDING SPECIAL MEETING                                                 19
      General                                                                         19
      Date, Time and Place                                                            19
      Record Date; Vote Required                                                      19
      Voting and Revocation of Proxies                                                19
      Solicitation of Proxies                                                         20

TERMS OF THE PROPOSED MERGER                                                          21
      General Description of the Merger                                               21
      Other Agreements                                                                22
      Interests of Certain Persons in the Merger                                      24
      Background of and Reasons for the Merger; Board Recommendations                 26
      Opinion of Financial Advisor to CBT                                             30
      Conditions of the Merger                                                        35
      Representations and Warranties                                                  37
      Termination, Waiver and Amendment of the Merger Agreement                       38
      Indemnification                                                                 39
      Closing Date                                                                    39
      Surrender of CBT Stock Certificates and Receipt of MBI Common Stock             39
      Fractional Shares                                                               40
      Regulatory Approval                                                             40
      Business Pending the Merger                                                     41
      Accounting Treatment                                                            43

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER                                 44

                                    - 6 -

RIGHTS OF DISSENTING SHAREHOLDERS OF CBT                                              45

PRO FORMA FINANCIAL INFORMATION                                                       48
      Comparative Unaudited Per Share Data                                            48
      Pro Forma Combined Consolidated Financial Statements (Unaudited)                50

INFORMATION REGARDING MBI STOCK                                                       60
      Description of MBI Common Stock and Attached Preferred Share Purchase Rights    60
      Restrictions on Resale of MBI Stock by Affiliates                               62
      Comparison of the Rights of Shareholders of MBI and CBT                         63

SUPERVISION AND REGULATION                                                            66
      General                                                                         66
      Certain Transactions with Affiliates                                            67
      Payment of Dividends                                                            67
      Capital Adequacy                                                                67
      FDIC Insurance Assessments                                                      67
      Proposals to Overhaul the Savings Association Industry                          69
      Support of Subsidiary Banks                                                     69
      FIRREA and FDICIA                                                               69
      Depositor Preference Statute                                                    70
      The Interstate Banking and Community Development Legislation                    70

RELATIONSHIP WITH INDEPENDENT ACCOUNTANTS                                             71

LEGAL MATTERS                                                                         71

EXPERTS                                                                               71

OTHER MATTERS                                                                         71

SHAREHOLDER PROPOSALS                                                                 72

ANNEXES

Annex A -- Opinion of Morgan Stanley & Co. Incorporated                              A-1

Annex B -- Dissenters' Rights Provisions of the Kentucky Business Corporation Act    B-1

                              SUMMARY INFORMATION
                              -------------------

      The following is a summary of the important terms of the proposed Merger and related information discussed elsewhere in this Proxy Statement/Prospectus but does not purport to be complete and is qualified in its entirety by reference to the more detailed information that appears elsewhere in this Proxy Statement/Prospectus and the documents incorporated by reference herein. Shareholders of CBT are urged to read this Proxy Statement/Prospectus in its entirety. All MBI per share data reflect three-for-two stock splits distributed in the form of dividends on each of April 11, 1994 and October 1, 1997.

Business of MBI

      MBI, a Missouri corporation, was organized in 1970 and is a registered bank holding company under the federal Bank Holding Company Act of 1956, as amended (the "BHCA"). At December 31, 1997, MBI owned, directly or indirectly, all of the capital stock of Mercantile Bank National Association ("Mercantile Bank") and 19 other commercial banks, all of which operate from 543 banking offices and 514 Fingertip Banking automated teller machines, including 53 off-premises machines, located throughout Missouri, Illinois, eastern Kansas, northern and central Arkansas and Iowa. MBI's services concentrate in three major lines of business: consumer; corporate; and trust and investment advisory services. MBI also operates non-banking subsidiaries that provide related financial services, including investment management, brokerage services and asset-based lending. As of December 31, 1997, MBI had 130,508,090 shares of its Common Stock outstanding and reported, on a consolidated basis, total assets of $30.0 billion, total deposits of $22.1 billion, total loans of $19.2 billion and shareholders' equity of $2.4 billion.

      On February 2, 1998, MBI completed the acquisition of Horizon Bancorp, Inc., an Arkansas corporation and a registered bank holding company under the BHCA ("Horizon"), headquartered in Arkadelphia, Arkansas. This acquisition was accounted for under the pooling-of-interests method of accounting. As of February 2, 1998, Horizon reported, on a consolidated basis, total assets of $537 million, total deposits of $454 million and shareholders' equity of $47 million.

      On March 2, 1998, MBI completed the acquisition of HomeCorp, Inc., a Delaware corporation and savings and loan holding company ("HomeCorp"), headquartered in Rockford, Illinois. This acquisition was accounted for under the pooling-of-interests method of accounting. As of March 2, 1998, HomeCorp reported, on a consolidated basis, total assets of $335 million, total deposits of $308 million and stockholders' equity of $21 million.

      On February 2, 1998, MBI entered into an agreement to acquire Firstbank of Illinois Co., a Delaware corporation and registered bank holding company under the BHCA ("Firstbank"), headquartered in Springfield, Illinois. As of December 31, 1997, Firstbank reported, on a consolidated basis, total assets of $2.3 billion, total deposits of $2.0 billion and shareholders' equity of $233 million.

      MBI's principal executive offices are located at One Mercantile Center, St. Louis, Missouri 63101 and its telephone number is (314) 425-2525.

      Additional information concerning MBI is included in the documents incorporated by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

Business of Ameribanc

      Ameribanc, a Missouri corporation, is a wholly owned subsidiary of MBI that was organized in 1991. Ameribanc is a registered bank holding company under the BHCA. At December 31, 1997, Ameribanc owned all of the capital stock of 19 banks which operate from 543 locations in Missouri, Illinois, eastern Kansas, northern and central Arkansas and Iowa. Ameribanc, which will continue to be a subsidiary of MBI following the Merger, will be the surviving corporation upon consummation of the Merger.

Business of CBT

      CBT, a Kentucky corporation, was formed in 1983 and is a multi-bank holding company registered under the BHCA. CBT is the parent company of four banks, the Bank of Marshall County ("BMC"), Citizens Bank & Trust Company ("Citizens"), Graves County Bank ("GCB"), and Pennyrile Citizens Bank and Trust Company ("PBC"), and one federal savings bank, United Commonwealth Bank, FSB ("UCB" and, together with Citizens, GCB and PBC, the "Banks"). Fidelity Credit Corporation ("FCC"), a consumer finance company, is also a wholly-owned subsidiary of Citizens. United Commonwealth Service Corporation ("UCSC"), which has entered into a networking arrangement with a broker-dealer pursuant to which such broker-dealer provides brokerage services to customers of UCB, is a wholly-owned subsidiary of UCB. As of December 31, 1997, 7,862,627 shares of CBT Common Stock were issued and outstanding. As of December 31, 1997, CBT reported, on a consolidated basis, total assets of $1.1 billion, total deposits of $747 million, total loans of $731 million and shareholders' equity of $120 million.

      CBT's principal executive offices are located at 333 Broadway, Paducah, Kentucky 42001 and its telephone number is (502) 575-5100.

The Proposed Merger

      Subject to the satisfaction of the terms and conditions set forth in the Merger Agreement, CBT will be merged with and into Ameribanc. Upon consummation of the Merger, CBT's corporate existence will terminate and Ameribanc will continue as the surviving entity. Simultaneously with the effectiveness of the Merger, each share of CBT Common Stock will be converted into the right to receive 0.6513 of a share of MBI Common Stock. Such consideration is subject to certain anti-dilution protections, but is not adjustable based upon the operating results, financial condition or other factors affecting either MBI or CBT prior to the consummation of the Merger. The fair market value of MBI Common Stock to be received pursuant to the Merger may fluctuate and at the consummation of the Merger may be more or less than the current fair market value of such shares.

      Harris Trust and Savings Bank, the transfer agent for MBI Common Stock, has been selected as the Exchange Agent (the "Exchange Agent") for purposes of effecting the conversion of CBT Common Stock into MBI Common Stock upon consummation of the Merger. As soon as practicable after consummation of the Merger, a letter of transmittal (including instructions setting forth the procedures for exchanging certificates representing shares of CBT Common Stock for the MBI Common Stock payable to each holder thereof pursuant to the Merger Agreement) will be sent to each record holder of certificates formerly representing shares of CBT Common Stock as of the Effective Time (as hereinafter defined). Upon surrender to the Exchange Agent of his or her certificate(s) representing shares of CBT Common Stock, together with a duly completed and executed letter of transmittal, each such holder will receive certificates representing that whole number of shares of MBI Common Stock to which such holder is entitled under the Merger Agreement. See "TERMS OF THE PROPOSED MERGER - Surrender of CBT Stock Certificates and Receipt of MBI Common Stock."

      The Merger Agreement provides that the consummation of the Merger is subject to certain terms and conditions, including the approval of the Merger Agreement by the requisite vote of the holders of CBT Common Stock, the receipt of the requisite regulatory approvals, a letter of KPMG Peat Marwick LLP to the effect that the Merger will qualify for pooling-of-interests accounting treatment and an opinion of counsel for MBI regarding certain federal income tax aspects of the transaction. For a discussion of each of the conditions to the Merger, see "TERMS OF THE PROPOSED MERGER - Conditions of the Merger." The Merger will be consummated and become effective (the "Effective Time") upon the later of (i) the issuance of a certificate of merger by the Office of the Secretary of State of the State of Missouri and
(ii) the filing of articles of merger with the Office of the Secretary of State of the Commonwealth of Kentucky.

      Unless the parties otherwise agree, the date of the closing of the Merger (the "Closing Date") shall occur on such date as MBI shall notify CBT in writing but (i) not earlier than the approval of the Merger Agreement by the requisite vote of the holders of CBT Common Stock and the receipt of the requisite regulatory approvals (the "Approval Date") and (ii) not later than the first business day of the first full calendar month commencing at least five days after the Approval Date. The Merger Agreement may be terminated at any time prior to the Closing Date by the mutual consent of the parties or, unilaterally, by either party upon the occurrence of certain events or if the Merger is not consummated by December 31, 1998. See "TERMS OF THE PROPOSED MERGER - Conditions of the Merger" and "- Termination of the Merger Agreement."

Other Agreements

      In addition to and contemporaneously with the Merger Agreement, MBI and CBT executed a Stock Option Agreement (the "Option Agreement") and MBI and certain of the directors of CBT executed separate Voting Agreements (the "Voting Agreements"). The following is a summary of the material terms of the Option Agreement and the Voting Agreements.

      Option Agreement. Pursuant to the Option Agreement, CBT issued to MBI an option (the "Option") to purchase up to 1,564,662 shares of CBT Common Stock at a price of $33.25 per share (the "Option Price"). The Option is exercisable upon the occurrence of certain events generally relating to the failure of CBT to consummate the Merger because of a material change or potential material change in the ownership of CBT, all as set forth in the Option Agreement. No such event has occurred as of the date hereof. CBT granted to MBI the Option as a condition of and in consideration of MBI entering into the Merger Agreement. The Option is intended to increase the likelihood that the Merger will be consummated in accordance with the terms of the Merger Agreement. Consequently, the Option may have the effect of discouraging a person who might now or prior to the consummation of the Merger consider or propose the acquisition of CBT (or a significant interest in CBT), even if such person were prepared to pay a higher price per share for CBT Common Stock than the price per share implicit in the Exchange Ratio. In the event MBI acquires shares of CBT Common Stock pursuant to the Option, MBI could vote those shares in the election of CBT directors and other matters requiring a shareholder vote, thereby potentially having a material impact on the outcome of such matters. For additional information regarding the Option Agreement, see "TERMS OF THE PROPOSED MERGER -- Other Agreements -- Option Agreement."

      Voting Agreements. Concurrent with the execution of the Merger Agreement, MBI and eighteen of the nineteen directors of CBT executed separate Voting Agreements (the "Voting Agreements") pursuant to which each such director agreed that he will vote all of the shares of CBT Common Stock then owned, controlled or subsequently acquired in favor of the approval of the Merger Agreement at the Special Meeting. In addition, until the earliest to occur of the Closing Date or the termination of the Merger Agreement, each director further agreed he will not vote any such shares in favor of the approval of any other competing acquisition proposal involving CBT and a third party. Each director also agreed that he will not transfer shares of CBT Common Stock unless, prior to such transfer, the transferee executes an agreement in substantially the same form as the Voting Agreement and satisfactory to MBI. As of the Record Date (as defined below), the directors of CBT who signed Voting Agreements owned beneficially, directly and indirectly, an aggregate of ---------- shares of CBT Common Stock, or approximately -----% of the issued and outstanding shares.

Interests of Certain Persons in the Merger

      Employment Agreements. William J. Jones, President and Chief Executive Officer of CBT, and five other executive officers of CBT have entered into separate employment agreements (collectively, the "Employment Agreements") with MBI pursuant to which such executive officers will continue to be employed by MBI or its affiliates following the consummation of the Merger. Pursuant to Mr. Jones' Employment Agreement, in addition to certain other terms and conditions, Mr. Jones will be engaged as the Chairman, President and Chief Executive Officer of the Mercantile banking franchise in western Kentucky (the "Franchise") and as a member of the Board of Directors of the banks comprising the Franchise (collectively, the "Franchise Banks") for a period commencing at the Effective Time and continuing until December 31, 2000. Mr. Jones will also be entitled to receive two cash transition payments if he is in the employ of MBI on the twelve- and twenty-four-month anniversaries of the Effective Time. Pursuant to the five remaining executive officers' Employment Agreements, in addition to certain other terms and conditions, commencing at the Effective Time, MBI will engage such executive officers as senior officers of the Franchise and such executive officers will be entitled to receive cash transition payments if they are in the employ of MBI on the twelve-month anniversary of the Effective Time. In addition to the Employment Agreements, MBI has also entered into similar employment agreements with twelve additional less senior officers of CBT or its subsidiaries. See "TERMS OF THE PROPOSED MERGER - Interests of Certain Persons in the Merger - Employment Agreements."

      Severance Agreement. CBT is party to a Severance Protection Agreement, dated June 28, 1995 (the "Severance Agreement"), with John E. Sircy, Executive Vice President and Chief Operating Officer of CBT, pursuant to which Mr. Sircy is entitled to certain payments and benefits in the event that, following a change of control (as defined in the Severance Agreement), Mr. Sircy's employment is terminated by CBT for any reason other than for cause, death or disability or by Mr. Sircy for good reason (as defined in the Severance Agreement). See "TERMS OF THE PROPOSED MERGER - Interests of Certain Persons in the Merger - Severance Agreement."

      Indemnification. MBI also has agreed that the Merger will not diminish any indemnification obligations of CBT or its subsidiaries in favor of the employees, agents, directors or officers of CBT or its subsidiaries existing as of the Effective Time. In addition, to the extent that CBT's existing directors' and officers' liability insurance policy provides coverage for the acts or omissions of the directors and officers of CBT and its subsidiaries prior to the Effective Time, CBT has agreed to give to such insurance carrier and to MBI notice of any potential claims thereunder. On and after the

Effective Time, MBI's directors' and officers' liability insurance policy will provide coverage for the prior acts of the directors and officers of CBT and its subsidiaries. See "TERMS OF THE PROPOSED MERGER - Interests of Certain Persons in the Merger - Indemnification."

Special Meeting of CBT Shareholders

      The Special Meeting will be held on -------------, 1998, at ------- a.m. Central Time, at Madison Hall, 919 Madison Street, Paducah, Kentucky. Approval by the CBT shareholders of the Merger Agreement requires the affirmative vote of the holders of 67% of the outstanding shares of CBT Common Stock. Only holders of record of CBT Common Stock at the close of business on --------------, 1998 (the "Record Date") will be entitled to notice of, and to vote at, the Special Meeting. At such date, there were ------ shares of CBT Common Stock outstanding. Each share of CBT Common Stock is entitled to one vote on each matter submitted to a vote at the Special Meeting.

      As of the Record Date, directors and executive officers of CBT and their affiliates owned beneficially, or controlled the voting of, an aggregate of ---------- shares of CBT Common Stock, or approximately -----% of the shares entitled to vote at the Special Meeting. Each of CBT's directors and executive officers has indicated his or her intention to vote his or her shares for the approval of the Merger Agreement. Additionally, eighteen of the nineteen directors of CBT, pursuant to the terms of his respective Voting Agreement, has committed to vote his shares of CBT Common Stock for the approval of the Merger Agreement. As of the Record Date, such persons who had executed Voting Agreements or otherwise indicated they would vote for approval of the Merger Agreement owned beneficially, directly and indirectly, an aggregate of ------- shares of CBT Common Stock, or approximately ----% of the issued and outstanding shares.

      THE BOARD OF DIRECTORS OF CBT CAREFULLY CONSIDERED AND APPROVED THE TERMS OF THE MERGER AS BEING IN THE BEST INTEREST OF CBT AND ITS SHAREHOLDERS. THE BOARD OF DIRECTORS OF CBT RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE PROPOSAL TO
APPROVE THE MERGER AGREEMENT.                               ---

Reasons for the Merger

      CBT. CBT's Board of Directors believes that the Merger is in the best interests of CBT and its shareholders. In reaching the decision to recommend the approval of the Merger Agreement to the shareholders, the Board of Directors, without assigning any relative or specific weights, considered a number of factors. For a discussion of such factors, see "TERMS OF THE PROPOSED MERGER - Background of and Reasons for the Merger; Board Recommendations."

      MBI. MBI's Board of Directors believes that the Merger will enable MBI to (i) establish MBI's presence in western Kentucky through the acquisition of an established banking organization and (ii) enhance MBI's ability to compete in the increasingly competitive banking and financial services industry. See "TERMS OF THE PROPOSED MERGER - Background of and Reasons for the Merger; Board Recommendations."

Opinion of Financial Advisor to CBT

      As of the date of this Proxy Statement/Prospectus, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), CBT's financial advisor, rendered to the Board of Directors of CBT a written opinion to the effect that, as of the date of such opinion, the consideration to be received by the holders of CBT Common Stock in the Merger is fair to them from a financial point of view. Attached to this Proxy Statement/Prospectus as Annex A is a copy of the
                                               -------
opinion of Morgan Stanley, as of the date hereof, setting forth the procedures followed, assumptions made, matters considered and qualifications and limitations of the review undertaken by Morgan Stanley in connection with rendering its opinion. Holders of CBT Common Stock are urged to read Morgan Stanley's opinion in its entirety. See "TERMS OF THE PROPOSED MERGER - Background of and Reasons for the Merger; Board Recommendations" and "- Opinion of Financial Advisor to CBT."

Fractional Shares

      No fractional shares of MBI Common Stock will be issued to the shareholders of CBT in connection with the Merger. Each holder of CBT Common Stock who otherwise would have been entitled to receive a fraction of a share of MBI Common Stock shall receive in lieu thereof cash, without interest, in an amount equal to the holder's fractional share interest multiplied by the closing stock price of MBI Common Stock on the NYSE Composite Tape on the Closing Date as reported in The Wall Street Journal. Cash received by CBT shareholders in lieu of fractional shares may give rise to taxable income. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER."

Waiver and Amendment

      Any provision of the Merger Agreement, including, without limitation, the conditions to the consummation of the Merger and the restrictions described under the caption "TERMS OF THE PROPOSED MERGER - Business Pending the Merger," may be (i) waived in writing at any time by the party that is, or whose shareholders or shareholders are, entitled to the benefits thereof or (ii) amended at any time by written agreement of the parties approved by or on behalf of their respective Boards of Directors, whether before or after the approval of the Merger Agreement by the shareholders of CBT; provided, however, that after approval of the Merger Agreement by the shareholders of CBT at the Special Meeting no such modification may (i) alter or change the amount or kind of the consideration to be received by the CBT shareholders pursuant to the Merger Agreement or (ii) adversely affect the tax treatment to the CBT shareholders as a result of receiving shares of MBI Common Stock in the Merger.

Federal Income Tax Consequences in General

      Thompson Coburn, MBI's legal counsel, has delivered its opinion to the effect that, assuming the Merger occurs in accordance with the Merger Agreement and conditioned on the accuracy of certain representations made by MBI, CBT and certain shareholders of CBT, the Merger will constitute a "reorganization" for federal income tax purposes and that, accordingly, assuming the CBT Common Stock is a capital asset in the hands of the holder at the Effective Time, (i) no gain or loss will be recognized by CBT shareholders who exchange their shares of CBT Common Stock solely for shares of MBI Common Stock in the Merger, (ii) the basis of the MBI Common Stock will equal the basis of the CBT Common Stock for which it is exchanged and
(iii) the holding period of the MBI Common Stock will include the holding period of the CBT Common Stock for which it is exchanged. However, cash received in lieu of fractional shares may give rise to taxable income. Each CBT shareholder is urged to consult his or her own tax advisor to determine the specific tax consequences of the

Merger to such shareholder, including the applicability of various state, local and foreign tax laws. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER."

Regulatory Approval

      The Merger is subject to prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Kentucky Department of Financial Institutions (the "Kentucky Commissioner") and any other bank regulatory authority that may be necessary or appropriate (the Federal Reserve Board, Kentucky Commissioner and any other bank regulatory authority that may be necessary or appropriate are collectively referred to herein as the "Regulatory Authorities" and, individually, as a "Regulatory Authority"). On March 12, 1998, MBI filed the required applications regarding the Merger with the Federal Reserve Board and the Kentucky Commissioner. In reviewing the applications and the proposed Merger, the Federal Reserve Board and the Kentucky Commissioner will consider various factors, including possible anticompetitive effects of the Merger, and examine the financial and managerial resources and future prospects of the combined organization. There can be no assurance that the requisite regulatory approvals will be granted or as to the timing of such approvals. See "TERMS OF THE PROPOSED MERGER - Regulatory Approval" and "SUPERVISION AND REGULATION."

Accounting Treatment

      It is intended that the Merger will be accounted for under the pooling-of-interests method of accounting. See "TERMS OF THE PROPOSED MERGER
- Accounting Treatment."

Dissenters' Rights

      Pursuant to Subchapter 13 of the Kentucky Business Corporation Act (the "Kentucky Act"), each holder of CBT Common Stock will have the right to dissent from the Merger Agreement and to demand a determination of the fair value of such holder's shares in the event the Merger Agreement is approved and the Merger consummated. The right of any shareholder to receive the fair value of the shareholder's shares is contingent upon strict compliance with the provisions of Subtitle 13 of the Kentucky Act, a copy of which is included as Annex B to this Proxy Statement-Prospectus. See "RIGHTS OF
            -------
DISSENTING SHAREHOLDERS OF CBT."

Markets and Market Prices

      MBI Common Stock is traded on the NYSE under the symbol "MTL." The closing per share sale price reported for MBI Common Stock on January 9, 1998, the last trading date preceding the public announcement of the Merger, was $52.75. CBT Common Stock is traded on the Nasdaq National Market under the symbol "CBTC." The closing per share sale price reported for CBT Common Stock on January 9, 1998, the last date on which CBT Common Stock traded preceding the public announcement of the Merger, was $33.25.

      The following table sets forth for the periods indicated the high and low prices per share of MBI Common Stock as reported on the NYSE and of CBT Common Stock as reported on the Nasdaq National Market along with the quarterly cash dividends per share declared. The per share prices do not include adjustments for markups, markdowns or commissions.

                                             MBI                                            CBT
                          -----------------------------------------       ----------------------------------------
                             Sales Price<F1>                 Cash            Sales Price<F1>                Cash
                          ---------------------            Dividend       ---------------------           Dividend
                          High              Low            Declared       High              Low           Declared
                          ----              ---            --------       ----              ---           --------
1996
----
First Quarter           $31.000           $27.688           $.273       $24.500           $21.500          $.12
Second Quarter           31.938            29.000            .273        24.250            21.500           .12
Third Quarter            35.250            28.938            .273        23.500            20.000           .13
Fourth Quarter           36.000            32.688            .273        28.000            21.000           .13

1997
----
First Quarter           $39.688           $33.312           $.287       $26.500           $20.500          $.13
Second Quarter           41.688            35.000            .287        24.500            20.250           .13
Third Quarter            53.500            40.500            .287        25.625            21.000           .13
Fourth Quarter           61.625            45.500            .287        31.625            23.500           .13

1998
----
First Quarter           $61.250           $49.5625          $.31        $36.875           $31.375          $.14
Second Quarter           57.500            54.125             --         36.50             34.250            --
(through April 14, 1998)

--------------------
<F1>  For recent sale prices of MBI Common Stock and CBT Common Stock, see the cover of this Proxy Statement/Prospectus.


Comparative Unaudited Per Share Data

      The following table sets forth for the periods indicated selected historical per share data of MBI and CBT and the corresponding pro forma and pro forma equivalent per share amounts giving effect to the proposed Merger and the recently completed acquisition of Roosevelt Financial Group, Inc. ("Roosevelt"), which was consummated on July 1, 1997. The data presented is based upon the consolidated financial statements and related notes of each of MBI and CBT included in this Proxy Statement/Prospectus or in documents incorporated herein by reference, and the pro forma combined consolidated balance sheet and income statements, including the notes thereto, appearing elsewhere herein. This information should be read in conjunction with such historical and pro forma financial statements and related notes thereto. The assumptions used in the preparation of this table appear in the notes to the pro forma financial information appearing elsewhere in this Proxy Statement/Prospectus. See "PRO FORMA FINANCIAL INFORMATION--Notes to Pro Forma Combined Consolidated Financial Statements." This data is not necessarily indicative of the results of the future operations of the combined organization or the actual results that would have occurred if the proposed Merger and the recently completed acquisition of Roosevelt had been consummated prior to the periods indicated.

                                                                      MBI/            MBI/                           MBI/
                                                                      CBT             CBT      MBI/All Entities  All Entities
                                           MBI          CBT        Pro Forma       Pro Forma       Pro Forma      Pro Forma
                                        Reported     Reported     Combined<F1>   Equivalent<F2>  Combined<F3>   Equivalent<F2>
                                        --------     --------     ------------   --------------  ------------   --------------
Book Value per Share:
  December 31, 1997                      $18.47       $15.27         $18.38          $11.97         $17.77          $11.57

Cash Dividends Declared per Share:
  Year ended December 31, 1997           $1.148       $  .52         $1.148          $  .75         $1.148          $  .75
  Year ended December 31, 1996            1.092          .50          1.092             .71          1.092             .71
  Year ended December 31, 1995              .88          .46            .88             .57            .88             .57

Basic Earnings per Share:
  Year ended December 31, 1997           $ 1.68       $ 1.63         $ 1.71          $ 1.11         $ 1.55          $ 1.01
  Year ended December 31, 1996             2.11         1.48           2.12            1.38           2.13            1.39
  Year ended December 31, 1995             2.41         1.52           2.41            1.57           2.38            1.55

Diluted Earnings per Share:
  Year ended December 31, 1997           $ 1.65       $ 1.62         $ 1.68          $ 1.09         $ 1.52          $  .99
  Year ended December 31, 1996             2.08         1.47           2.09            1.36           2.10            1.37
  Year ended December 31, 1995             2.37         1.51           2.37            1.54           2.34            1.52

Market Price per Share:
  At January 9, 1998<F4>                 $52.75       $33.25         $52.75          $34.36         $52.75          $34.36
  At April 14, 1998<F4>                   56.56        35.69          56.56           36.84          56.56           36.84

--------------------
<F1>  Includes the effect of pro forma adjustments for CBT, as appropriate.
      See "PRO FORMA FINANCIAL INFORMATION - Notes to Pro Forma Combined Consolidated Financial Statements."

<F2>  Based on the pro forma combined per share amounts multiplied by 0.6513, the Exchange Ratio applicable to one share of CBT Common Stock in the Merger. Further explanation of the assumptions used in the preparation of the pro forma combined consolidated financial statements is included in the notes to pro forma combined consolidated financial statements. See "PRO FORMA FINANCIAL INFORMATION - Notes to Pro Forma Combined Consolidated Financial Statements."

<F3>  Includes the effect of pro forma adjustments for CBT, Firstbank and
      Roosevelt, as appropriate. Due to the immateriality of the financial condition and results of operations of Horizon and HomeCorp to that of MBI, does not include the effect of pro forma adjustments for Horizon and HomeCorp. See "PRO FORMA FINANCIAL INFORMATION--Notes to Pro Forma Combined Consolidated Financial Statements."

<F4>  The market value of MBI Common Stock disclosed as of January 9, 1998, the last trading day preceding the public announcement of the Merger, and as of April 14, 1998, the last practicable date prior to the filing of the Registration Statement, is based on the last sale price as reported on the NYSE Composite Tape. The market value of CBT Common Stock disclosed as of January 9, 1998, the last day on which CBT Common Stock traded preceding the public announcement of the Merger, and as of April 14, 1998, the last practicable date prior to the filing of the Registration Statement, is based on the last sale price as reported on the Nasdaq National Market.

Summary Financial Data

      The following table sets forth for the periods indicated certain summary historical consolidated financial information for MBI and CBT. The balance sheet data and income statement data of each of MBI and CBT included in the summary financial data as of and for the five years ended December 31, 1997 are taken from the audited consolidated financial statements. These data include all adjustments which are, in the opinion of the respective managements of MBI and CBT, necessary to present a fair statement of these periods and are of a normal recurring nature. The following information should be read in conjunction with the audited consolidated financial statements of each of MBI and CBT, and the related notes thereto, included in documents incorporated herein by reference, and in conjunction with the unaudited pro forma combined consolidated financial information, including the notes thereto, appearing elsewhere in this Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE" and "PRO FORMA FINANCIAL INFORMATION."

                                               MERCANTILE BANCORPORATION INC.
                                                   Summary Financial Data
                                              All Entities
                                                Pro Forma
                                                Combined
                                              Consolidated
                                              as of or for
                                                the Year                             As of or for the
                                                  Ended                          Year Ended December 31,
                                              December 31,   --------------------------------------------------------------
                                                  1997          1997         1996          1995         1994        1993
                                              ------------   ----------   ----------    ----------   ----------  ----------
Per Share Data
   Basic earnings per share                    $     1.55    $     1.68   $     2.11    $     2.41   $     2.06  $     1.81
   Diluted earnings per share                        1.52          1.65         2.08          2.37         2.02        1.77
   Dividends declared                               1.148         1.148        1.092           .88         .748         .66
   Book value at period end                         17.77         18.47        16.74         16.29        14.48       13.41

Earnings (Thousands)
   Interest income                             $2,386,824    $1,878,194   $1,552,863    $1,516,156   $1,311,928  $1,269,680
   Interest expense                             1,264,664       957,690      724,910       715,466      521,542     508,469
                                               ----------    ----------   ----------    ----------   ----------  ----------
   Net interest income                          1,122,160       920,504      827,953       800,690      790,386     761,211
   Provision for possible loan losses              89,829        79,309       73,015        41,533       48,791      70,584
   Other income                                   400,549       378,684      337,480       311,649      272,368     290,380
   Other expense                                1,076,787       894,780      718,668       640,519      645,011     666,067
   Income taxes                                   142,402       120,506      128,535       149,898      135,896     114,768
                                               ----------    ----------   ----------    ----------   ----------  ----------
     Net income                                $  213,691    $  204,593   $  245,215    $  280,389   $  233,056  $  200,172
                                               ==========    ==========   ==========    ==========   ==========  ==========

Ending Balance Sheet (Millions)
   Total assets                                $   32,867    $   29,955   $   22,030    $   20,883   $   19,397  $   18,878
   Earning assets                                  29,771        27,278       20,061        18,997       17,904      17,390
   Investment securities                            8,385         7,546        4,746         4,964        4,895       5,234
   Loans and leases, net of unearned income        21,145        19,200       14,953        13,703       12,764      11,637
   Deposits                                        24,520        22,080       17,336        16,172       15,137      15,435
   Long-term debt<F1>                               1,518         1,469          305           344          351         340
   Shareholders' equity                             2,626         2,410        1,946         1,915        1,643       1,510
   Reserve for possible loan losses                   291           255          230           232          245         233

Selected Ratios
   Return on average assets                           .66%          .79%        1.16%         1.39%        1.22%       1.08%
   Return on average equity                          7.99          9.55        12.95         15.64        14.66       14.06
   Net interest rate margin<F2>                      3.84          3.93         4.34          4.38         4.61        4.58
   Equity to assets                                  7.99          8.05         8.83          9.17         8.47        8.00
   Reserve for possible loan losses to
     Outstanding loans                               1.38          1.33         1.54          1.70         1.92        2.00
     Non-performing loans                          247.96        249.51       318.99        241.79       552.34      289.13
   Dividend payout ratio<F3>                        75.53         69.58        52.50         37.13        37.03       37.29

--------------------
<F1>  Includes company-obligated mandatorily redeemable preferred securities of Mercantile Capital Trust I.
<F2>  Taxable-equivalent basis.  Includes tax-equivalent adjustments for MBI of $15,086,000, $16,353,000, $17,758,000, $17,962,000, and $18,598,000
      for December 31, 1997, 1996, 1995, 1994 and 1993, respectively, and for all entities pro forma combined consolidated for December 31, 1997 of $17,820,000. These adjustments are based upon a federal tax rate of 35% for all periods.
<F3>  Based upon diluted earnings per share.

                                                CBT CORPORATION
                                             Summary Financial Data




                                                                       As of or for the
                                                                    year ended December 31,
                                               ----------------------------------------------------------------
                                                  1997          1996         1995          1994         1993
                                               ----------    ----------   ----------    ----------   ----------
Per Share Data
   Net income<F1>
     Primary                                   $     1.63          1.48         1.52          1.45         1.32
     Diluted                                         1.62          1.47         1.51          1.44         1.31
   Dividends declared                                0.52          0.50         0.46          0.43         0.39
   Book value at period end                         15.27         14.02        13.20         11.52        11.19
   Average common shares outstanding            7,862,848     7,873,182    7,928,155     7,926,168    7,928,578

Earnings (Thousands)
   Interest income                             $   83,984    $   77,646       75,762        65,857       58,558
   Interest expense                                40,616        36,242       35,588        27,161       24,960
                                               ----------    ----------   ----------    ----------   ----------
   Net interest income                             43,368        41,404       40,174        38,696       33,598
   Provision for possible loan losses               4,088         2,883        1,106         1,361        1,366
   Other income                                     9,821         8,732        8,172         6,513        7,017
   Other expense                                   31,054        30,982       30,475        28,129       25,236
   Income taxes                                     5,201         4,646        4,741         4,233        3,565
                                               ----------    ----------   ----------    ----------   ----------
   Net income                                  $   12,846    $   11,625   $   12,024    $   11,486   $   10,448
                                               ==========    ==========   ==========    ==========   ==========

Ending Balance Sheet (Thousands)
   Total assets                                $1,078,475    $  960,552   $  904,741    $  875,117   $  805,476
   Earning assets                                 995,263       892,713      850,562       825,662      763,981
   Investments                                    264,069       205,495      204,901       209,653      226,870
   Loans and leases, net of  unearned income      731,194       687,218      644,661       616,009      524,185
   Deposits                                       746,520       710,131      673,734       669,557      648,664
   Long-term debt                                  48,990        22,841       26,404        20,461       22,014
   Shareholders' equity                           120,080       110,216      104,371        91,337       88,712
   Allowance for possible loan losses               9,243         8,243       11,004        11,533       10,998

Selected Ratios
   Return on average assets                          1.28%         1.26%        1.36%         1.37%        1.38%
   Return on average equity                         11.14%        10.78%       11.91%        12.42%       12.30%
   Net interest rate margin<F2>                      4.76%         4.91%        4.96%         5.04%        4.88%
   Equity to assets                                 11.52%        11.71%       11.46%        11.03%       10.82%
   Reserve for possible loan losses to:
     Outstanding loans                               1.26%         1.20%        1.71%         1.87%        2.10%
     Non-performing loans                          124.05%       111.92%      227.17%       501.43%     1040.49%
   Dividend payout ratio                            31.84%        33.22%       29.65%        29.66%       29.55%

<F1>  Based on weighted average common shares outstanding.
<F2>  Based on interest income on a fully tax-equivalent basis.

                     INFORMATION REGARDING SPECIAL MEETING
                     -------------------------------------

General

      This Proxy Statement/Prospectus is being furnished to holders of CBT Common Stock in connection with the solicitation of proxies by the Board of Directors of CBT for use at the Special Meeting and any adjournments or postponements thereof at which the shareholders of CBT will consider and vote upon a proposal to approve the Merger Agreement and consider and vote upon any other business that may properly be brought before the Special Meeting or any adjournments or postponements thereof. Each copy of this Proxy Statement/Prospectus is accompanied by the Notice of Special Meeting of Shareholders of CBT, a proxy card and a return envelope to UMB Bank N.A. for the proxy card.

      This Proxy Statement/Prospectus also is furnished by MBI to each holder of CBT Common Stock as a prospectus in connection with the issuance by MBI of shares of MBI Common Stock upon the consummation of the Merger. This Proxy Statement/Prospectus, the Notice of Special Meeting and proxy card are being first mailed to shareholders of CBT on -----------------, 1998.

Date, Time and Place

      The Special Meeting will be held at Madison Hall, 919 Madison Street, Paducah, Kentucky, on ---------------, 1998, at ------ a.m. Central Time.

Record Date; Vote Required

      On the Record Date, there were --------- shares of CBT Common Stock outstanding and entitled to vote at the Special Meeting. Each such share is entitled to one vote on each matter properly brought before the Special Meeting. The affirmative vote of the holders of 67% of the outstanding shares of CBT Common Stock is required to approve the Merger Agreement.

      As of the Record Date, directors and executive officers of CBT and their affiliates owned beneficially, or controlled the voting of, an aggregate of -------- shares of CBT Common Stock, or approximately -----% of the outstanding shares of CBT Common Stock entitled to vote at the Special Meeting. Each of the directors and executive officers of CBT has indicated his or her intention to vote his or her shares for the approval of the Merger Agreement at the Special Meeting. Additionally, eighteen of the nineteen directors of CBT, pursuant to the terms of his respective Voting Agreement, has committed to vote his shares of CBT Common Stock for approval of the Merger Agreement. As of the Record Date, such persons who had executed Voting Agreements or otherwise indicated they would vote for approval of the Merger Agreement owned beneficially, directly or indirectly, an aggregate of -------- shares of CBT Common Stock, or approximately ----% of the issued and outstanding shares. See "TERMS OF THE PROPOSED MERGER - Other Agreements."

Voting and Revocation of Proxies

      Shares of CBT Common Stock that are represented by a properly executed proxy received prior to the vote at the Special Meeting will be voted at such Special Meeting in the manner directed on the proxy card, unless such proxy is revoked in the manner set forth herein in advance of such vote. Any CBT shareholder returning an executed proxy card that does not provide instructions to vote against the approval of the Merger Agreement will be deemed to have approved the Merger Agreement. Failure to return a properly executed proxy card or to vote in person at the Special Meeting will have the practical effect of a vote against the approval of the Merger Agreement.

      Shares subject to abstentions will be treated as shares that are present and voting at the Special Meeting for purposes of determining the presence of a quorum. Because the affirmative vote of 67% of the outstanding shares of CBT Common Stock is required for approval of the Merger Agreement, abstentions will have the effect of votes against the approval of the Merger Agreement. Broker "non-votes" (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares with respect to which the brokers or nominees do not have discretionary power to vote without such instructions) will not be considered as present for the purposes of determining the presence of a quorum. Broker non-votes will, therefore, have the effect of a vote against the approval of the Merger Agreement.

      Any shareholder of CBT giving a proxy may revoke it at any time prior to the vote at the Special Meeting. Shareholders of CBT wishing to revoke a proxy prior to the vote may do so by delivering to the Secretary of CBT at 333 Broadway, Paducah, Kentucky 42001, at or before the Special Meeting, a written notice of revocation bearing a later date than the proxy or a later dated proxy relating to the same shares, or by attending the Special Meeting and voting such shares in person. Attendance at the Special Meeting will not in itself constitute the revocation of a proxy.

      The Board of Directors of CBT currently is not aware of any business to be brought before the Special Meeting other than that described herein. If, however, other matters are properly brought before such Special Meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have discretionary authority to vote the shares represented by duly executed proxies in accordance with their discretion and judgment as to the best interest of CBT.

Solicitation of Proxies

      CBT will bear its own costs of soliciting proxies, except that MBI will pay printing and mailing expenses and registration fees incurred in connection with preparing this Proxy Statement/Prospectus. Proxies will initially be solicited by mail, but directors, officers and selected other employees of CBT also may solicit proxies in person or by telephone. Directors, executive officers and any other employees of CBT who solicit proxies will not be specially compensated for such services. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward proxy materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners.

      HOLDERS OF CBT COMMON STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

                          TERMS OF THE PROPOSED MERGER
                          ----------------------------

      The following is a summary of the material terms and conditions of the Merger Agreement, which document is incorporated by reference herein. This summary is qualified in its entirety by the full text of the Merger Agreement. MBI, upon written or oral request, will furnish a copy of the Merger Agreement, without charge, to any person who receives a copy of this Proxy Statement/Prospectus. Such requests should be directed to Jon W. Bilstrom, General Counsel and Secretary, Mercantile Bancorporation Inc., P.O. Box 524, St. Louis, Missouri 63166-0524, telephone (314) 425-2525.

General Description of the Merger

      Pursuant to the Merger Agreement, subject to satisfaction or waiver of certain conditions precedent, including receipt of all applicable regulatory approvals, CBT will be merged on the Closing Date with and into Ameribanc. Upon consummation of the Merger, CBT's corporate existence will terminate and Ameribanc will continue as the surviving entity. At the Effective Time, each share of CBT Common Stock will be converted into the right to receive 0.6513 of a share of MBI Common Stock. Such consideration is subject to certain anti-dilution protections but is not adjustable based upon the operating results, financial condition or other factors affecting either MBI or CBT prior to the consummation of the Merger. The fair market value of MBI Common Stock received pursuant to the Merger may fluctuate and at the consummation of the Merger may be more or less than the current fair market value of such shares.

      The amount and nature of the consideration was established through arm's-length negotiations between MBI and CBT and their respective advisors, and reflects the balancing of a number of countervailing factors. The total amount of the consideration reflects a price both parties concluded was appropriate. See "-Background of and Reasons for the Merger; Board Recommendations." The fact that the consideration is payable in shares of MBI Common Stock reflects the desire of the parties to the Merger to have the favorable tax attributes of a "reorganization" for federal income tax purposes. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER."

      NO ASSURANCE CAN BE GIVEN THAT THE CURRENT FAIR MARKET VALUE OF MBI COMMON STOCK WILL BE EQUIVALENT TO THE FAIR MARKET VALUE OF MBI COMMON STOCK ON THE DATE SUCH STOCK IS RECEIVED BY A CBT SHAREHOLDER OR AT ANY OTHER TIME. THE FAIR MARKET VALUE OF MBI COMMON STOCK RECEIVED BY A CBT SHAREHOLDER MAY BE GREATER OR LESS THAN THE CURRENT FAIR MARKET VALUE OF MBI COMMON STOCK DUE TO NUMEROUS MARKET FACTORS.

      Following the Closing Date, each shareholder of CBT will be required to submit to the Exchange Agent a properly executed letter of transmittal and surrender to the Exchange Agent the stock certificate(s) formerly representing the shares of CBT Common Stock in order to receive a new stock certificate(s) evidencing the shares of MBI Common Stock to which such shareholder is entitled. As soon as practicable following the Effective
Time, the Exchange Agent will mail to each CBT shareholder a notice of consummation of the Merger and a form of letter of transmittal, together with instructions and a return envelope to facilitate the exchange of such holder's certificate(s) formerly representing CBT Common Stock for certificate(s) evidencing MBI Common Stock. No dividends or other distributions will be paid to a former CBT shareholder with respect to shares of MBI Common Stock until such shareholder's letter of transmittal and stock certificate(s) formerly representing CBT Common Stock, or documentation reasonably acceptable to the Exchange Agent in lieu of lost or destroyed certificate(s), is delivered to the Exchange Agent. See "TERMS OF THE PROPOSED MERGER - Surrender of CBT Stock Certificates and Receipt of MBI Common Stock." No fractional shares of MBI Common Stock will be issued in the Merger, but cash will be paid in lieu of such fractional shares, such cash being calculated by multiplying the holder's fractional share interest by the closing stock price of MBI Common Stock on the NYSE Composite Tape on the Closing Date of the Merger as reported in The Wall Street Journal. See "- Fractional Shares." The shares of MBI Common Stock to be issued pursuant to the Merger will be freely transferable except by certain shareholders of CBT who are deemed to be "affiliates" of CBT. The shares of MBI Common Stock issued to such affiliates will be restricted in their transferability in accordance with the rules and regulations promulgated by the Commission. See "INFORMATION REGARDING MBI STOCK - Restrictions on Resale of MBI Stock by Affiliates."

Other Agreements

      In addition to and contemporaneously with the Merger Agreement, MBI and CBT executed the Option Agreement and MBI and eighteen of the nineteen directors of CBT executed separate Voting Agreements. The following is a summary of the material terms of the Option Agreement and the Voting
Agreements:

      Option Agreement. Under the terms of the Option Agreement, CBT issued to MBI an option to purchase up to 1,564,662 shares of CBT Common Stock at a price per share equal to $33.25. The Option was granted by CBT to MBI as a condition to and in consideration of MBI entering into the Merger Agreement. The following description does not purport to be complete and is qualified in its entirety by reference to the Option Agreement, which is attached as an exhibit to the Registration Statement and is incorporated herein by reference.

      The Option is intended to increase the likelihood that the Merger will be consummated in accordance with the terms of the Merger Agreement. The occurrence of certain events described below could cause the Option to become exercisable and thereby significantly increase the cost of the acquisition of CBT. Consequently, the Option may (i) have the effect of discouraging a person who might now or prior to the consummation of the Merger consider or propose the acquisition of CBT (or a significant interest in CBT), even if such a person were prepared to pay a higher price per share for CBT Common Stock than the price per share implicit in the Exchange Ratio, (ii) result in the proposal by a potential acquiror of a lower per share price than such acquiror might otherwise have been willing to pay or (iii) prevent a potential acquiror from accounting for the acquisition of CBT through the pooling-of-interests method for a period of two years and thereby discourage or preclude the acquisition of CBT during such period.

      As of the Record Date, the maximum number of shares issuable pursuant to the Option (the "MBI Option Shares") represented approximately [19.9%] of the issued and outstanding shares of CBT Common Stock after giving effect to the exercise of the Option. The Option exercise price is $33.25 per share. In the event MBI acquires the MBI Option Shares, MBI could vote such shares in the election of CBT directors and other matters requiring a shareholder vote, thereby potentially having a material impact on the outcome of such matters.

      If not then in material breach of the Merger Agreement, MBI may exercise the Option, in whole or in part, at any time or from time to time if a Purchase Event (as defined below) has occurred;

provided, however, that: (i) to the extent the Option has not been exercised, it will terminate and be of no further force and effect upon the earlier to occur of (A) the Effective Time and (B) the termination of the Merger Agreement in accordance with its terms, provided that in the case of a termination of the Merger Agreement arising from the volitional breach by CBT of any of its representations, warranties or covenants in the Merger Agreement, the Option will not terminate until the date that is 12 months following such termination;
(ii) if the Option cannot be exercised on such day because of any injunction, order or similar restraint issued by a court of competent jurisdiction, the Option will expire on the thirtieth business day after such injunction, order or restraint has been dissolved or when such injunction, order or restraint has become permanent and is no longer subject to appeal, as the case may be;
and (iii) any such exercise will be subject to compliance with applicable law, including the BHCA.

      A "Purchase Event" means any of the following events: (i) CBT or any of its subsidiaries, without having received prior written consent from MBI, have entered into, authorized, recommended, proposed or publicly announced its intention to enter into, authorize, recommend or propose an agreement, arrangement or understanding with any person (other than MBI or any of its subsidiaries) to (A) effect a merger, consolidation or similar transaction involving CBT or any of its subsidiaries, (B) purchase, lease or otherwise acquire 15% or more of the assets of CBT or any of its subsidiaries or (C) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or similar transaction) beneficial ownership of securities representing 15% or more of the voting power of CBT or any of its subsidiaries; (ii) any person (other than MBI or any subsidiary of MBI, or CBT or any subsidiary of CBT in a fiduciary capacity) has acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the voting power of CBT; or (iii) the holders of CBT Common Stock have not approved the Merger Agreement at the Special Meeting, the Special Meeting has not been held or is canceled prior to termination of the Merger Agreement in accordance with its terms or the CBT Board of Directors has withdrawn or modified in a manner adverse to MBI the recommendation of the CBT Board of Directors with respect to the Merger Agreement, in each case after an Extension Event (as defined below).

      An "Extension Event" means any of the following events: (i) a Purchase Event described in (i) or (ii) of the preceding paragraph; (ii) any person (other than MBI or any of its subsidiaries) has "commenced" (as such term is defined in Rule 14d-2 under the Exchange Act) or has filed a registration statement under the Securities Act with respect to a tender offer or exchange offer to purchase shares of CBT Common Stock such that, upon consummation of such offer, such person would have beneficial ownership or the right to acquire beneficial ownership of 15% or more of the voting power of CBT; or
(iii) any person (other than MBI or any subsidiary of MBI, or CBT or any subsidiary of CBT in a fiduciary capacity) has publicly announced its willingness or a proposal or intention to make a proposal, (x) to make an offer described in clause (ii) above or (y) to engage in a transaction described in clause (i) above.

      Subject to regulatory approval, upon the occurrence of a Purchase Event and until 12 months thereafter (but not later than the termination of the Option pursuant to the terms of the Option Agreement), CBT shall be required, upon MBI's request, to repurchase any shares of CBT Common Stock purchased by MBI, at a price equal to the greater of the market price or the highest price per share at which a tender or exchange offer has been made for shares of CBT Common Stock (the "Market Price"), or to purchase the Option for the amount by which the Market Price exceeds the Option Price.

      At the request of CBT during the first six-month period commencing 12 months following the first occurrence of a Purchase Event, CBT may repurchase from MBI, and MBI shall sell to CBT, all (but not less than all) of the CBT Common Stock acquired by MBI pursuant to the Option at a price per share equal to the greater of (i) Market Price or (ii) the sum of (A) the aggregate purchase price of such shares plus
(B) interest on the aggregate purchase price paid for such shares from the date of purchase to the date of repurchase, less any dividends received on such shares.

      To the best of each of MBI's and CBT's knowledge, no Purchase Event or Extension Event has occurred as of the date of this Proxy
Statement/Prospectus.

      Voting Agreements. MBI and eighteen of the nineteen directors of CBT executed a separate Voting Agreement pursuant to which each such director agreed that he will vote all of the shares of CBT Common Stock that he then owned, controlled or subsequently acquires in favor of the approval of the Merger Agreement at the Special Meeting. In addition, until the earliest to occur of the Effective Time, the termination of the Voting Agreements or the abandonment of the Merger, each such director further agreed that he will not vote any such shares in favor of the approval of any other competing acquisition proposal involving CBT and a third party. Each such director also agreed that he will not transfer shares of CBT Common Stock unless, prior to such transfer, the transferee executes an agreement in substantially the same form as the Voting Agreement. As of the Record Date, such directors owned beneficially, directly or indirectly, an aggregate of ------- shares of CBT Common Stock, or approximately ----% of the issued and outstanding shares.

Interests of Certain Persons in the Merger

      Employment Agreements. Each of William J. Jones, President and Chief Executive Officer of CBT; Philip M. Benson, Senior Vice President of Citizens; Lawrence R. Durbin, Senior Vice President of CBT; Brian R. Griesbach, Senior Vice President of CBT; M. Leon Johnson, President and Chief Executive Officer of FCC; and C. Thomas Murrell, III, Executive Vice President and Chief Credit Officer of CBT have entered into Employment Agreements with MBI pursuant to which each such executive officer will continue to be employed by MBI or its affiliates following the consummation of the Merger.

      Pursuant to Mr. Jones' Employment Agreement, MBI will engage Mr. Jones as Chairman, President and Chief Executive Officer of the Franchise and as a member of the Board of Directors of the Franchise Banks for a period of commencing at the Effective Time and continuing until December 31, 2000. In consideration of such services, Mr. Jones will receive an annual base salary of $200,000, inclusive of all customary directors' fees, subject to increases based on annual performance review. Mr. Jones will also be eligible to participate in MBI's incentive compensation plan, which will provide Mr.
Jones with an initial bonus opportunity of up to 40% of his base salary and a guaranteed annual bonus payment of $50,000 for fiscal years 1998, 1999 and
2000, and will be entitled to the employee benefits, customary perquisites and stock option opportunities equivalent to those provided by MBI to
similarly situated senior officers.   In addition, in the event that Mr.
Jones is employed by MBI on the twelve- and twenty-four-month anniversaries of the Effective Time, MBI will pay to Mr. Jones two cash transition bonuses of $100,000 on each such anniversary. If, on or before the first anniversary of the Effective Time: (i) Mr. Jones' employment is terminated involuntarily by MBI or the Franchise Banks other than for "cause" (as defined in such Employment Agreement); (ii) Mr. Jones voluntarily terminates his employment for "good reason" (as defined in such Employment Agreement); or (iii) Mr.
Jones dies or becomes permanently disabled, Mr. Jones will be entitled to receive, in addition to the remaining portion of his earned annual base salary for any period prior to termination that is unpaid on the date of termination, a cash payment equal to $500,000, plus any portion of the transition bonuses that remains unpaid as of the date of termination. Pursuant to his Employment Agreement, Mr. Jones has also agreed not to compete with MBI or its affiliates while engaged by MBI or, if Mr. Jones' employment is terminated for any reason prior to the twenty-four-month anniversary of the Effective Time, for an additional period commencing on the date of termination and ending on the second anniversary of the termination.

      Pursuant to the Employment Agreements with Messrs. Johnson and Murrell, commencing at the Effective Time, MBI will engage such executive officers as senior officers of the Franchise. In consideration of such services, the executive officers will receive annual base salaries of $113,300 and $127,300, respectively. Future base salary increases will be subject to annual performance reviews. In addition, in the event that such officers are employed with the Franchise on the twelve-month anniversary of the Effective Time, such executive officers will receive a one-time cash payment of $28,000 and $32,000, respectively. If, on or before the twelve-month anniversary of the Effective Time (i) either of such executive officers' engagements with the Franchise is terminated involuntarily by MBI other than for "cause" (as defined in such Employment Agreements), (ii) either of such officers voluntarily terminates his engagement for "good reason" (as defined in such Employment Agreements) or (iii) either of such officers dies or becomes permanently disabled, then such officer will be entitled to receive the remaining portion of his base salary through the twelve-month anniversary of the Effective Time and the one-time cash payment due to such officer on the twelve-month anniversary of the Effective Time. During the period that such officers are employed by MBI, such officers will be entitled to receive employee benefits and customary perquisites equivalent to those provided by MBI to similarly situated senior officers. The employement agreements with Messrs. Benson, Durbin and Griesbach contain terms similar to those with Messrs. Johnson and Murrell.

      In addition to the Employment Agreements described above, MBI has also entered into similar employment agreements with twelve additional less senior officers of CBT or its subsidiaries.

      Severance Agreement. CBT is party to a Severance Agreement with John E. Sircy, Executive Vice President and Chief Operating Officer, which provides for the payment of certain benefits to Mr. Sircy upon the termination of his employment with CBT within twenty-four months following a change in control of CBT. Pursuant to the Merger Agreement, MBI has agreed to cause Ameribanc to honor the Severance Agreement in accordance with its terms following the Effective Time.

      Pursuant to the Severance Agreement, if, following a change in control of CBT, as defined below, Mr. Sircy's employment is terminated by CBT for cause, disability or death, or is voluntarily terminated by Mr. Sircy for other than good reason, as defined below, he would be entitled to all compensation earned or accrued through the termination date but not paid. If, following a change in control, Mr. Sircy's employment is terminated for any other reason (including by Mr. Sircy for good reason), he would be entitled to (i) all accrued compensation earned or accrued through the termination date, (ii) a payment equal to two times annual base salary, (iii) immediate vesting of all outstanding stock options, (iv) benefits under all medical, hospitalization, vision and dental plans in which he participates for a period of two years or until comparable coverage began under any plan of a new employer, (v) an award under CBT's incentive compensation plan equal to the amount which he would have received in the year of termination prorated to the date of termination, (vi) reimbursement of reasonable moving expenses, (vii) reasonable attorney fees and other expenses, if any, incurred to enforce the provisions of the Severance Agreement, and (viii) all benefits payable under CBT's retirement plans.

      For purposes of the Severance Agreement, a change in control of CBT generally includes: (i) the acquisition by any person of 20 percent or more of the combined voting power of CBT's outstanding securities; (ii) the cessation of the members of CBT's Board of Directors on June 28, 1995 (or such other newly elected directors whose election was approved by at least two-thirds of the CBT Board) for any reason to constitute at least a majority of the members of the CBT Board; and (iii) the approval by CBT's shareholders of (subject to certain exceptions) a merger, consolidation, reorganization or share exchange, or agreement for the sale of all or substantially all of the assets of CBT.

      Good reason is generally defined to include certain (i) changes in duties, responsibilities, offices, base salary or employee fringe benefits; (ii) a failure to provide employee benefits or salary increase which are comparable to those provided to similarly situated employees; (iii) a relocation of Mr. Sircy's office of more than 50 miles; (iv) CBT's failure to obtain the assumption of the Severance Agreements by any successor to CBT, and (v) any termination of employment which is not effected pursuant to the notice and other provisions of the Severance Agreement.

      Indemnification. MBI also has agreed that the Merger will not diminish any indemnification obligations of CBT or any of its subsidiaries in favor of the employees, agents, directors or officers or CBT or any of its subsidiaries existing as of the Effective Time by operation of law or by virtue of the Articles of Incorporation, by-laws, contracts, resolutions or other agreements or documents of CBT or any of its subsidiaries in effect as of the Effective Time. To the extent that CBT's existing directors' and officers' liability insurance policy provides coverage for the acts or omissions of the directors and officers of CBT and any of its subsidiaries prior to the Effective Time, CBT has agreed to give to such insurance carrier and to MBI notice of any potential claims thereunder. On and after the Effective Time, MBI's directors' and officers' liability insurance policy will provide coverage for the prior acts of the directors and officers of CBT and any of its subsidiaries.

Background of and Reasons for the Merger; Board Recommendations

      Background of the Merger. In connection with CBT's periodic assessments of its strategic alternatives, the CBT Board of Directors has considered a range of possible strate-gies for enhancing the interests of CBT and CBT stockholders, including remaining independent either at CBT's current size or seeking to grow through acquisitions of smaller in-market institutions and expansion of its consumer credit subsidiary, pursuing a merger of equals type transaction with a similarly sized institution or seeking a strategic partnership with a larger institution. William J. Jones, President and Chief Executive Officer of CBT, from time to time has engaged in exploratory discussions with his counterparts at various other regional bank holding companies concerning the strategic directions of CBT and such other companies and the extent to which compatibility of such strategic directions might present opportunities for strategic partnerships or other business combinations in light of the rapid pace of consolidation and change in the financial services industry.

      On October 16, 1997, the CBT Executive Committee held a meeting to review CBT's strategic alternatives. At this meeting, CBT senior management and representatives of two investment banking firms provided an in-depth review of the current banking environment, an analysis of recent merger and acquisition activity and current trends in the financial services industry, and an analysis of CBT's strategic position and competitive strengths and weaknesses. The representatives also provided a detailed review of CBT's principal strategic alternatives, including potential merger partners in various merger scenarios, and the implied valuations for CBT were it to be acquired by another bank holding company in a premium acquisition. The Executive Committee concluded that the information presented indicated that CBT had several options available to it, including both remaining independent at the present time and seeking an acquisition offer.

      At a regularly scheduled meeting of the CBT Board of Directors on October 22, 1997, CBT's management made presentations to the CBT Board of Directors which included a review and analysis of CBT's strategic alternatives. These included primarily (i) continued growth in earnings by CBT on an independent basis, including acquisition of smaller institutions from time to time and various other assumptions, (ii) a merger of equals type transaction, and (iii) a merger with or sale to a larger banking organization. The presentation (which included representatives of Morgan Stanley present for part of the meeting) also included an overview of the competitive environment in the financial services industry and an analysis of the current financial services mergers and acquisitions market and expectations as to future developments. At this meeting, the Board of Directors assessed the potential financial effects of remaining independent compared to seeking a merger partner in the near term. Management also discussed with the Board of Directors of CBT, CBT's recent financial perfor-mance and the competitive challenges facing CBT.

      The Board of Directors continued its review and analysis of CBT's strategic alternatives at a meeting held on October 31, 1997. At the meeting, the Board of Directors reconstituted the Executive Committee and appointed six outside directors to the Committee. David Paxton was named Chairman of the Board of Directors. Based on the information presented and discussed at this meeting, the Board of Directors authorized the Executive Committee to conduct an in-depth review and evaluation of CBT's strategic alternatives and to report back to the full Board of Directors with recommenda-tions. The Board of Directors also authorized the Executive Committee to retain an investment advisor and the Executive Committee subsequently retained Morgan Stanley as investment advisor to assist in this task.

      On November 12, 1997, the Executive Committee held a meeting to continue its review of strategic alternatives, as directed by the Board of Directors. At this meeting, representatives of Morgan Stanley provided an overview of certain financial and business information relating to certain other bank holding companies which could be considered potential merger partners for CBT, if the decision was made to seek a merger partner. The advisors also indicated that if a strategic merger of CBT with a larger bank holding company were to be considered at the present time, several bank holding companies which would appear to be potential merger partners would likely not be able to participate fully in the process because of pending or recently completed major acquisitions. At the conclusion of the meeting, the Committee authorized Chairman Paxton and Mr. Jones to work with representatives of Morgan Stanley to begin preliminary discussions with a limited number of potential merger partners to ascertain their interest in an affiliation with CBT.

      Commencing in mid-November 1997, Morgan Stanley obtained confidentiality agreements and thereafter delivered confidential materials regarding CBT to MBI and three other bank holding companies identified by CBT as potential strategic merger partners. Each bank holding company was asked to submit its indication of interest regarding a potential strategic merger with CBT. Three of the bank holding companies, including MBI, submitted preliminary non-binding indications of interest to acquire CBT.

      At a meeting of the Executive Committee on December 23, 1997, Morgan Stanley reported on the status of the indications of interest received. The Executive Committee discussed at this meeting its strategy in response to the indications of interest and authorized Morgan Stanley to proceed in an effort to pursue further the indications of interest. Following the meeting, Morgan Stanley representatives pursued discussions with the three companies, including MBI. These discussions led to discussions between representatives of the three companies and management of CBT.

      At an Executive Committee meeting on December 31, 1997, management and Morgan Stanley reported that two of the three companies had modified their indications of interest. The Committee reviewed the indications of interest in detail. After considerable discussion, management and the Executive Committee concluded that, in their opinion, MBI's indication of interest provided the most value to the stockholders of CBT and that MBI appeared to be the most suitable merger partner for CBT. The Committee then instruct-ed management to proceed with due diligence and the negotiation of a definitive agreement with MBI to be presented to the full CBT Board of Directors for consideration the following week. Over the next several days, representatives of MBI and CBT and their respective advisors conducted due diligence and negotiated the terms of the Merger Agreement and related agreements.

      During the afternoon of January 9, 1998, the CBT Board of Directors (with all the directors but two in attendance) met to discuss and review the proposed transaction with MBI. At this meeting, Chairman Paxton updated the directors regarding developments since the last Board of Directors meeting and discussed the reasons for considering a merger transaction with MBI at that time. Chairman Paxton outlined the principal terms of the proposed transaction. Senior management of CBT and CBT's outside financial advisors reviewed with the CBT Board of Directors the results of their due diligence of MBI and the financial terms of the proposed transaction with MBI. CBT's counsel reviewed the Merger Agreement, the Option Agreement and the Voting Agreements negotiated with MBI and reported that MBI was firm on a customary stock option arrangement as a condition of the transaction. Representatives of Morgan Stanley rendered their oral opinion to the effect that, as of such date and based upon and subject to the procedures followed, assumptions made, matters considered and limitations on the review undertaken, the consideration to be received by the holders of CBT Common Stock in the Merger was fair to them from a financial point of view. At the conclusion of the presentation and after further discussion among the directors, the meeting was adjourned to permit the directors to complete their review and consideration of the proposed transaction.

      On the morning of Saturday, January 10, 1998, the CBT Board of Directors reconvened. After further discussion among the directors, the CBT
Board of Directors concluded that the Merger Agreement was in the best interests of CBT and its stockholders. The Board of Directors approved the Merger Agreement, the Option Agreement and related matters, with all the directors voting in favor, with one abstention. The Board of Directors directed that the Merger Agreement be submitted to a vote of the shareholders of CBT with the favorable recommendation of the Board of Directors. After such meeting, MBI and CBT executed the Merger Agreement and the Option Agreement and the directors of CBT executed the Voting Agreements.

      CBT's Reasons and Board Recommendation. In reaching its conclusion to approve the Merger Agreement and the transactions contemplated thereby, including the Option Agreement, the CBT Board of Directors consulted with CBT's senior management, as well as its financial and legal advisors, and considered various factors, including the following:

            (i) Information concerning the business, operations, financial condition, earnings and prospects of both CBT and MBI, including the long term equity growth potential of CBT as compared to MBI;

            (ii) The terms of the Merger Agreement and related agreements, the projected current value of CBT in a freely negotiated transaction, an estimate of the future value of CBT as an independent entity, and the relationship of the market value of MBI Common Stock to the market value, tangible book value and earnings per share of CBT Common Stock. The Board of Directors also determined that the Merger offered to CBT stockholders the prospect of higher dividends and a higher trading value due to the greater liquidity of MBI Common Stock, which is traded on the NYSE and the prospects for future growth of MBI;

            (iii) The expectation that the Merger will be tax-free for federal income tax purposes to CBT and its stockholders, who will receive MBI Common Stock in the Merger, and that the Merger will qualify as a pooling-of-interests for accounting and financial reporting purposes;

            (iv) The competitive environment for financial institutions generally;

            (v) The general impact that the Merger is expected to have on CBT's various constituencies, including its customers, employees and communities. The Board of Directors of CBT noted that such a business combination will likely enhance the competitiveness of CBT and the ability of CBT to serve its depositors, customers and the communities in which it operates;

            (vi) Similarities between the community banking philosophies of CBT and MBI, including MBI's policy to emphasize the local character of community banks;

            (vii) A comparison of the terms of the Merger with comparable transactions;

            (viii) The financial presentation of Morgan Stanley to the CBT directors on January 9 and January 10, 1998, including the opinion of such financial advisor rendered to the CBT Board of Directors on January 10, 1998 to the effect that, as of such date and based upon and subject to the procedures followed, assumptions made, matters considered and limitations on the review undertaken, the consideration to be received by the holders of CBT Common Stock in the Merger was fair to them from a financial point of view; and

            (ix) The financial effect on CBT's shareholders of CBT's continued independence as compared to the benefits of the proposed transaction.

      In view of the wide variety of material factors considered in connection with its evaluation of the Merger, the Board of Directors of CBT did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to the various factors considered. In addition, individual directors may have given differing weights to different factors.

      FOR THE REASONS DESCRIBED ABOVE, THE CBT BOARD OF DIRECTORS APPROVED THE MERGER AGREEMENT AND BELIEVES THE MERGER IS FAIR TO, AND IS IN THE BEST INTERESTS OF, CBT'S STOCKHOLDERS. ACCORDINGLY THE CBT BOARD OF DIRECTORS RECOMMENDS THAT HOLDERS OF CBT COMMON STOCK VOTE FOR THE MERGER AGREEMENT.
                                                 ---

      MBI's Reasons and Board Recommendations. The Executive Committee of the Board of Directors of MBI considered a number of factors, including, among other things, the financial condition of CBT and projected synergies that are anticipated to result from the Merger. The Executive Committee concluded that the Merger presents an unique opportunity for MBI to increase its presence in western Kentucky through the acquisition of an established banking organization having operations in the targeted area and enhance MBI's ability to compete in the increasingly competitive banking and financial services industry. MBI's decision to pursue discussions with CBT was primarily a result of MBI's assessment of the value of CBT's banking franchise, its substantial asset base within that area and the compatibility of the businesses of the two banking organizations.

Opinion of Financial Advisor to CBT

      CBT retained Morgan Stanley to act as CBT's financial advisor in connection with the Merger and related matters based upon its qualifications, expertise and reputation. At the January 9, 1998 meeting of the Board of Directors of CBT, Morgan Stanley delivered an oral opinion to the effect that, as of such date and subject to certain considerations set forth in the written opinion of Morgan Stanley, dated January 10, 1998, the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of CBT Common Stock. Morgan Stanley subsequently confirmed its January 10, 1998 opinion by delivery to the Board of Directors of CBT of a written opinion, dated as of the date of this Proxy Statement/Prospectus.

      The full text of Morgan Stanley's opinion dated as of the date of this Proxy Statement/Prospectus, which sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations on the review undertaken, is attached as Annex A to this Proxy Statement/Prospectus.
                           -------
Holders of CBT Common Stock are urged to, and should, read the Morgan Stanley opinion carefully and in its entirety. Morgan Stanley's opinion is directed to the Board of Directors of CBT and the fairness of the Exchange Ratio in the Agreement from a financial point of view to holders of CBT Common Stock, and it does not address any other aspect of the Merger nor does it constitute a recommendation to any holder of CBT Common Stock as to how to vote at the Special Meeting. The summary of the opinion of Morgan Stanley set forth herein is qualified in its entirety by reference to the full text of such opinion, which is attached as Annex A to this Proxy Statement/Prospectus.
                              -------

      In arriving at its opinion, Morgan Stanley, among other things: (i) reviewed certain publicly available financial statements and other information concerning CBT and MBI; (ii) reviewed certain internal financial statements and other financial and operating data concerning CBT prepared by the management of CBT; (iii) analyzed certain financial projections prepared by the management of CBT; (iv) discussed the past and current operations and financial conditions and the prospects of CBT and MBI with senior executives of CBT and MBI, respectively; (v) reviewed the reported prices for CBT Common Stock and MBI Common Stock; (vi) compared the financial performance of CBT and MBI and the prices of CBT Common Stock and MBI Common Stock with those of certain other comparable publicly-traded companies and their securities;
(vii) discussed the results of regulatory examinations of CBT and MBI with senior management of the respective companies; (viii) discussed with senior managements of CBT and MBI the strategic objectives of the Merger and their estimates of the synergies and other benefits of the Merger for the combined company; (ix) analyzed the pro forma impact of the Merger on the combined company's earnings per share, consolidated capitalization and financial ratios; (x) reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions; (xi) participated in discussions and negotiations among representatives of CBT and MBI and their financial and legal advisors; (xii) reviewed the Merger Agreement and certain related documents; and (xiii) performed such other analyses and considered such other factors as it deemed appropriate.

      Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the financial projections, including the synergies and other benefits expected to result from the Merger, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of CBT and MBI. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of CBT or MBI, nor was it furnished any such appraisals, and Morgan Stanley did not examine any individual loan credit files of CBT or MBI. In addition, Morgan Stanley assumed the Merger will be consummated substantially in accordance with the terms set forth in the Merger Agreement. Morgan Stanley's opinions are based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion.

      The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its presentation to the Board of Directors of CBT on January 9, 1998, its oral opinion to the Board of Directors of CBT on January 9, 1998 and its written opinion to the Board of Directors of CBT dated January 10, 1998. The following summary does not purport to be a complete description of the analyses underlying the opinion of Morgan Stanley.

      Overview of CBT Profitability and Stock Price Performance. Morgan Stanley presented an overview of CBT, which included a comparison of profitability of CBT to: (x) corresponding data for the six members of a peer group comprised of the following six bank holding companies: Farmers Capital Bank Corporation, Community Trust Bancorp, Inc., National City Bancshares, Inc., Mid-America Bancorp, Trans Financial, Inc. and Area Bancshares Corporation (the "Regional Peer Group"); and (y) corresponding mean data, including: (i) price to 1997 and 1998 estimated earnings per share; and (ii) price to book value.

      Comparable Company Analysis. Comparable company analysis analyzes a company's operating performance relative to a group of publicly traded peers. Based on relative performance and outlook for a company versus its peers, this analysis enables an implied unaffected market trading value to be determined. Morgan Stanley analyzed the operating performance of CBT relative to (x) the Regional Peer Group; and (y) corresponding mean data for the 35 regional banks comprising the Morgan Stanley Regional Bank Index (the "Morgan Stanley Regional Bank Index"), including net interest margin.

      Morgan Stanley analyzed the relative performance and value of CBT by comparing certain market trading statistics for CBT with those of companies comprising the Regional Peer Group and the Morgan Stanley Regional Bank Index. Historical financial information used in calculating the market price to book value multiples for the comparable company analysis was as of September 30, 1997, and market information used in calculating the multiples for the comparable company analysis was as of January 8, 1998. Earnings per share estimates for CBT were based on CBT's management forecast; the earnings per share estimates for Farmers Capital Bank Corporation, Mid-America Bancorp and Area Bancshares Corporation were based on their respective 1996 actual earnings per share grown at 12% per annum; and the earnings per share estimates for Community Trust Bancorp, Inc., National City

Bancshares, Inc., Trans Financial, Inc. and the Morgan Stanley Regional Bank Index were based on Institutional Brokers Estimate System ("IBES") mean estimates as of January 8, 1998.

      The market price to estimated 1997 and 1998 earnings per share multiples for CBT were 20.2x and 18.4x, respectively, compared to median multiples of 18.9x and 16.9x, respectively, for the Regional Peer Group and multiples of 19.1x and 17.1x, respectively, for the Morgan Stanley Regional Bank Index. The market price to book value multiple for CBT was 2.2x, compared to a median multiple of 2.1x for the Regional Peer Group and a multiple of 3.3x for the Morgan Stanley Regional Bank Index. The implied range of values for CBT Common Stock derived from the comparable company analysis, based on a range of market price to book value multiples of 1.9x to 2.2x and market price to 1998 earnings per share multiples of 15x to 17x, was approximately $27.00 to approximately $33.00 per share.

      Dividend Discount Analysis. Morgan Stanley performed a dividend discount analysis to determine a range of present values per share of CBT Common Stock assuming CBT continued to operate as a stand-alone entity. This range was determined by adding (i) the present value of the estimated future dividend stream that CBT could generate over the five-year period from 1998 through 2002 and (ii) the present value of the "terminal value" of CBT Common Stock at the end of 2002. To determine a projected dividend stream, Morgan Stanley assumed an equity to assets ratio of 8.0%. Morgan Stanley used earnings per share estimates for CBT prepared by CBT Management for 1998 and assumed between a 9% and 11% growth rate in earnings per share thereafter (based on long-term growth rate estimates for CBT prepared by CBT management). The "terminal value" of CBT Common Stock at the end of the five-year period was 15x to 17x projected net income for CBT in 2003. The dividend stream and terminal value were discounted to present values using a discount rate between 12% to 14%, based upon CBT's risk characteristics. Using this analysis, the fully diluted stand-alone value of CBT Common Stock ranged from approximately $29.00 per share to approximately $34.00 per share.

      Value of Potential Cost Savings and Revenue Enhancements. In order to estimate an implied acquisition value of the CBT Common Stock, the potential value of future cost savings was estimated by Morgan Stanley using the same present value calculation as used in the dividend discount analysis. Based on discussions with CBT management, Morgan Stanley determined the net theoretical present value of such estimated cost savings. The estimates for such cost savings ranged from 15 to 25% of CBT's projected expense base of $32 million estimated for 1998. Based on a discount rate of between 12 to 14%, fully phased-in cost savings by 1999 and a perpetual annual expense growth rate of 4.0%, the range of present values for the cost savings was approximately $5.10 to approximately $8.49 per share of CBT Common Stock.

      Implied Acquisition Value. As part of its analysis of the acquisition valuation, Morgan Stanley assumed that the net present value of the estimated cost savings described above was added to a stand-alone value of CBT Common Stock of $29.00 to $32.00 (based on the dividend discount analysis). Based on this analysis, Morgan Stanley estimated the implied acquisition value of CBT Common Stock to range from $34.00 to $37.00 per share, assuming a 15% cost savings.

      Comparable Transaction Analysis. Using publicly available information, Morgan Stanley performed an analysis of certain merger and acquisition transactions involving selected bank holding companies that, in Morgan
Stanley's judgment, were deemed comparable for purposes of this analysis in order to obtain a valuation range for CBT Common Stock. Morgan Stanley also compared the multiples of market value, book value and estimated earnings per share implied by the consideration to be received by CBT shareholders in the Merger with corresponding multiples indicated for 2 bank holding company merger and acquisition transactions announced in 1995 (the "1995 Transactions"), 3 bank holding company merger and acquisition transactions announced in 1996 (the "1996 Transactions"), and 8 bank holding company merger and acquisition transactions announced in 1997 (the "1997
Transactions," and together with the 1995 Transactions and the 1996 Transactions, the "Comparable Transactions"). The 1995 Transactions consisted of the following (acquiror/acquiree): Crestar Financial Corporation/Loyola Capital Corporation and MBI/Hawkeye Bancorporation. The 1996 Transactions consisted of the following (presented as acquiror/acquiree): Magna Group, Inc./Homeland Bankshares Corporation, First Virginia Banks, Inc./Premier Bankshares Corporation and Keystone Financial, Inc./Financial Trust Corp. The 1997 Transactions consisted of the following (acquiror/acquiree): Area Bancshares Corporation/Cardinal Bancshares, Inc., Union Planters Corporation/Magna Bancorp, Inc., Union Planters Corporation/Capital Bancorporation, Inc., Fulton Financial Corporation/Keystone Heritage Group, Inc., United Bankshares, Inc./George Mason Bankshares, Inc., Star Banc Corporation/Great Financial Corporation, Union Planters Corporation/
Peoples First Corporation, One Valley Bancorp, Inc./FFVA Financial
Corporation.

      The indicated price to book value multiple in the Merger was 2.3x compared to median price to book value multiples of 1.7x, 2.1x and 2.4x for the 1995 Transactions, the 1996 Transactions and the 1997 Transactions, respectively. The indicated price to projected earnings per share multiple in the Merger was 19.2x compared to median price to projected earnings per share multiples of 16.3x, 15.1x and 19.3x for the 1995 Transactions, the 1996 Transactions and the 1997 Transactions, respectively. The indicated premium to market price multiple in the Merger was approximately 1.03x, compared to median premium to market price multiples of 1.1x, 1.3x and 1.2x for the 1995 Transactions, the 1996 Transactions and the 1997 Transactions, respectively. For the Comparable Transactions, the price to book value multiples ranged from 1.5x to 3.2x, the price to projected earnings per share multiples ranged from 13.7x to 23.0x, and the premium to market value multiples ranged from 0.9x to 1.5x. Using a range of price to estimated earnings per share multiples of 17x to 20x, and a range of price to book value multiples of 2.2x to 2.4x, Morgan Stanley estimated a range for the acquisition value of CBT Common Stock of $30.00 to $36.00 per share.

      The price to projected earnings per share multiples used in the comparable transaction analysis were computed based on IBES estimates of the acquired company's earnings per share prior to announcement of the transaction. The premium to market value multiples used in the comparable transaction analysis were computed based on the closing price of the acquired company's common stock on the date immediately preceding the announcement date of the transaction. The price to book value, price to projected earnings per share and premium to market value multiples indicated in the Merger were calculated based on the Exchange Ratio of 0.6513, the closing prices of MBI Common Stock and CBT Common Stock on the NYSE at January 9, 1998 of $52.75 and $33.25, respectively, and management's estimates for CBT's 1998 earnings per share of $1.79.

      No company or transaction used in the comparable company or comparable transaction analyses is identical to CBT or the Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of CBT and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company or comparable transaction data.

      Financial Impact Analysis. Morgan Stanley performed an analysis involving the hypothetical acquisition transaction between CBT and MBI. The analysis examined the impact on MBI's 1999 earnings per share of a hypothetical business combination transaction in which CBT shareholders received MBI Common Stock at an exchange ratio of 0.6513. The analysis also examined the impact on CBT's 1999 earnings per share, 1999 book value per share and 1999 dividends per share. For purposes of the analysis, Morgan Stanley assumed that each transaction would be a stock-for-stock merger transaction accounted for as a pooling-of-interests and that cost savings of 15% of CBT's expense base could be achieved as a result of the transaction and would be fully phased in by 1999. Morgan Stanley's assumptions concerning the level of cost savings which could be achieved in the various hypothetical transactions were based upon its review of the estimated cost savings achieved in a number of large bank holding company merger transactions which Morgan Stanley deemed comparable to the hypothetical transactions and the range of potential divestitures which might be required by regulators in connection with a potential acquisition of CBT.

      In connection with its opinion dated as of the date of this Proxy Statement/Prospectus, Morgan Stanley confirmed the appropriateness of its reliance on the analyses used to render its January 10, 1998 opinion by performing procedures to update certain of such analyses and by reviewing the assumptions upon which such analyses were based and the factors considered in connection therewith.

      The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion. In addition, Morgan Stanley may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of CBT or MBI.

      In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of MBI or CBT. The analyses performed by Morgan Stanley are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of Morgan Stanley's analysis of the fairness from a financial point of view of the Exchange Ratio pursuant to the Merger Agreement to the holders of CBT Common Stock and were conducted in connection with the delivery of Morgan Stanley's opinion. The analyses do not purport to be appraisals or to reflect the prices at which CBT might actually be sold.

      As described above, Morgan Stanley's opinion and the information provided by Morgan Stanley to the Board of Directors of CBT were two of a number of factors taken into consideration by the Board of Directors of CBT in making its determination to recommend approval of the Agreement and the transactions contemplated thereby. Consequently, the Morgan Stanley analyses described above should not be viewed as determinative of the opinion of the entire Board of Directors of CBT of the view of CBT management with respect to the value of CBT. The Exchange Ratio pursuant to the Agreement was determined through negotiation between CBT and its advisors and MBI, and was approved by the entire Board of Directors of CBT.

      The Board of Directors of CBT retained Morgan Stanley based upon its experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. As part of its investment banking business, Morgan Stanley is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuation for estate, corporate and other purposes. In the course of its business, Morgan Stanley and its affiliates may actively trade the debt and equity securities of CBT and MBI for their own account and for the accounts of customers and, accordingly, may at times hold a long or short positions in such securities.

      Pursuant to a letter dated November 11, 1997, CBT has agreed to pay Morgan Stanley: (i) an advisory fee estimated to be $75,000, which is payable if the Merger is not consummated; and (ii) a transaction fee payable upon consummation of the Merger calculated as a percentage of the aggregate value of the transaction based upon the average share price of MBI for the ten trading days prior to the Closing Date. Assuming the Merger was consummated on ------------, 1998, based upon the MBI share price of --------------, the transaction fee payable would be approximately $[2.5] million. In addition, CBT has agreed, among other things, to reimburse Morgan Stanley for all reasonable out-of-pocket expenses incurred in connection with the services provided by Morgan Stanley, and to indemnify and hold harmless Morgan Stanley and certain related parties from and against certain liabilities and expenses, which may include certain liabilities under the federal securities laws, in connection with its engagement.

Conditions of the Merger

      The respective obligations of MBI, Ameribanc and CBT to consummate the Merger are subject to the satisfaction of certain mutual conditions, including the following:

            (1) The Merger Agreement shall be approved by the requisite vote of holders of CBT Common Stock at the Special Meeting.

            (2) The Merger Agreement and the transactions contemplated therein shall have been approved by the Federal Reserve Board, the Kentucky Department of Financial Institutions, and any other federal and/or state regulatory agency whose approval is required for the consummation of the transactions contemplated therein, and all waiting periods after such approvals required by law or regulation shall have expired.

            (3)   The Registration Statement of which this Proxy
      Statement/Prospectus is a part, registering shares of MBI Common Stock to be issued in the Merger, shall have been declared effective and not be subject to a stop order or any threatened stop order.

            (4) None of CBT, MBI or Ameribanc shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger.

            (5) CBT, MBI and Ameribanc each shall have received from Thompson Coburn an opinion (which opinion shall not have been withdrawn at or prior to the Effective Time) reasonably satisfactory in form and substance to it to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368 of the Code, (ii) each of MBI and Ameribanc, on the one hand, and CBT, on the other, will constitute a "party to the reorganization" within the meaning of
      Section 368 of the Code, and (iii) consequently, Code Sections 361, 362 and 1032 will apply to the parties to the reorganization as appropriate, subject to any applicable statutory, regulatory or judicial limitations, and to the effect that, as a result of the Merger, except with respect to cash received in lieu of fractional share interests, and assuming that the MBI Common Stock is a capital asset in the hands of the holder thereof at the effective time (A) holders of CBT Common Stock who receive MBI Common Stock in the Merger will not recognize gain or loss for federal income tax purposes, (B) the basis of such MBI Common Stock will equal the basis of the CBT Common Stock for which it is exchanged and (C) the holding period of such MBI Common Stock will include the holding period of the CBT Common Stock for which it is exchanged.

      The obligation of MBI and Ameribanc to consummate the Merger is subject to the satisfaction, unless waived, of certain other conditions, including the following:

            (1) The representations and warranties of CBT made in the Merger Agreement shall be true and correct in all material respects as of the Effective Time except (i) to the extent such representations and warranties are by their express provisions made as of a specific date or period, (ii) where the facts that caused the failure of any representation or warranty to be so true and correct have not resulted, and are not likely to result, in a Material Adverse Effect (as defined in the Merger Agreement) on CBT and its subsidiaries, taken as a whole, and (iii) for the effect of transactions contemplated by the Merger Agreement, and all obligations required to be performed by CBT prior to the Effective Time shall have been performed in all material respects, and MBI shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of CBT to that effect.

            (2) CBT shall have obtained any and all material permits, authorizations, consents, waivers and approvals required of CBT for the lawful consummation of the Merger.

            (3) MBI and Ameribanc shall have received a letter of KPMG Peat Marwick LLP, reasonably satisfactory in form and substance to MBI and Ameribanc, to the effect that the Merger will qualify for pooling-of-interests accounting treatment, which letter shall not have been withdrawn at or prior to the Effective Time.

            (4) Wyatt, Tarrant & Combs, counsel to CBT, shall have delivered to MBI an opinion dated as of the Closing Date or a mutually agreeable earlier date regarding certain legal matters.

            (5) Since January 10, 1998, there shall have been no Material Adverse Effect on CBT and its subsidiaries, taken as a whole.

      CBT's obligation to consummate the Merger is subject to the satisfaction, unless waived, of certain other conditions, including the following:

            (1) The representations and warranties of MBI and Ameribanc made in the Merger Agreement shall be true and correct, in all material respects, as of the Effective

      Time except (i) to the extent such representations and warranties are by their express provisions made as of a specific date or period, (ii) where the facts that caused the failure of any representation or warranty to be so true and correct have not resulted, and are not likely to result, in a Material Adverse Effect on MBI and its subsidiaries, taken as a whole, and
      (iii) for the effect of transactions contemplated by the Merger Agreement, and all obligations required to be performed by MBI and Ameribanc prior to the Effective Time shall have been performed in all material respects, and CBT shall have received a certificate from any Executive Vice President of MBI to that effect.

            (2) MBI and Ameribanc shall have obtained any and all material permits, authorizations, consents, waivers and approvals required of MBI or Ameribanc for the lawful consummation of the Merger.

            (3) Since January 10, 1998, there shall have been no Material Adverse Effect on MBI and its subsidiaries, taken as a whole.

            (4) Thompson Coburn, counsel to MBI, shall have delivered to CBT an opinion dated as of the Closing Date or a mutually agreeable earlier date regarding certain legal matters.

            (5) The shares of MBI Common Stock to be issued in connection with the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Representations and Warranties

      The Merger Agreement contains extensive representations and warranties by CBT, MBI and Ameribanc. These include, among other things, representations and warranties of CBT as to (i) the organization and good standing of it and its subsidiaries, (ii) its capital structure, (iii) its authority relative to the execution and delivery of, and performance of its obligations under, the Merger Agreement, (iv) the documents, including financial statements and other reports, filed by CBT with the applicable regulatory authorities, (v) title to and condition of assets, (vi) real property, (vii) taxes, (viii) the absence of material adverse changes since September 30, 1997, (ix) loans, commitments and contracts, (x) the absence of material conflicts between its obligations under the Merger Agreement and its charter documents and material contracts to which it is a party or by which it is bound, (xi) litigation, (xii) directors' and officers' insurance,
(xiii) compliance with laws, (xiv) labor, (xv) the existence of certain material interests of certain persons, (xvi) allowance for loan and lease losses and non-performing assets, (xvii) employee benefit plans and related matters, (xviii) the conduct of CBT and its subsidiaries from and after September 30, 1997, (xix) the absence of undisclosed liabilities, (xx) the accuracy of the information supplied by CBT for inclusion in this Proxy Statement/Prospectus and related documents, (xxi) the absence of registration obligations with respect to CBT Common Stock, (xxii) the absence of actions that would jeopardize the qualification of the transactions contemplated by the Merger Agreement as a reorganization or for pooling-of-interests accounting treatment or jeopardize the receipt of certain regulatory approvals, (xxiii) obligations to brokers and finders, (xxiv) the absence of interest rate management instruments, (xxv) the accuracy of the statements contained in the Merger Agreement and related documents and (xxvi) Year 2000 compliance for all computer software and hardware.

      MBI's and Ameribanc's representations and warranties include, among other things, those as to (i) their respective organization and good standing, (ii) the capital structure of MBI, (iii) their authority relative to the execution and delivery of, and performance of their respective obligations under, the Merger Agreement, (iv) the documents, including financial statements and other reports, filed by MBI with applicable regulatory authorities, (v) the absence of material adverse changes since September 30, 1997, (vi) the accuracy of the information supplied by MBI or Ameribanc for inclusion in this Proxy Statement/Prospectus and related documents, (vii) the absence of obligations to brokers and finders and (viii) the accuracy of the statements contained in the Merger Agreement and related documents.

Termination, Waiver and Amendment of the Merger Agreement

      The Merger Agreement may be terminated at any time prior to the Closing Date, whether before or after approval by the shareholders of CBT, (i) by mutual consent of the Executive Committee of the Board of Directors of MBI and the Board of Directors of CBT, or (ii) unilaterally by the Executive Committee of the Board of Directors of MBI or the Board of Directors of CBT:
(A) at any time after December 31, 1998, if the Merger has not been consummated by such date (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement); (B) if the Federal Reserve Board or any other Regulatory Authority whose approval is required for consummation of the Merger shall have issued a final nonappealable denial of such approval; (C) if the shareholders of CBT shall not have approved the Merger Agreement at the Special Meeting; or (D) in the event of a material volitional breach by the other party of any representation, warranty or agreement contained in the Merger Agreement, which breach is not cured within 30 days after written notice thereof is given to the party committing such breach or is not waived by such other party. In addition, the Executive Committee of the Board of Directors of Mercantile may terminate the Merger Agreement in certain circumstances if environmental investigations of all real property owned, leased or operated by CBT as of January 10, 1998 indicate that the estimated cost of corrective or remedial action with regard to such properties would exceed $1,000,000 in the aggregate. No assurance can be given that the Merger will be consummated on or before December 31, 1998 or that MBI or CBT will not elect to terminate the Merger Agreement if the Merger has not been consummated on or before such date.

      In the event of the termination of the Merger Agreement, it shall become void and there shall be no liability on the part of any party or their respective officers and directors, except that (i) confidentiality and indemnification obligations shall survive termination, (ii) MBI shall pay all printing, mailing and filing expenses with respect to the Registration Statement and this Proxy Statement/Prospectus and (iii) in the case of termination due to continued material volitional breach after notice and opportunity to cure, the breaching party shall not be relieved of liability to the non-breaching party arising from the intentional, deliberate or willful breach of any representation, warranty, covenant or agreement contained in the Merger Agreement.

      Any provision of the Merger Agreement, including, without limitation, the conditions to the consummation of the Merger and the restrictions described under "- Business Pending the Merger," may be (i) waived in writing at any time by the party that is, or whose shareholders or shareholders are, entitled to the benefits thereof, or (ii) amended at any time by written agreement of the parties approved by or on behalf of their respective Boards of Directors or Executive Committees, whether before or after the Special Meeting; provided, however, that after approval of the Merger Agreement by the shareholders of CBT at the Special Meeting, no such modification may (i) alter or change the amount or kind of consideration to be received by the CBT shareholders pursuant to the Merger, or (ii) adversely affect the tax treatment to CBT shareholders as a result of receiving the shares of MBI Common Stock in the Merger.

Indemnification

      CBT, MBI and Ameribanc have agreed to indemnify each other and the officers, directors and controlling persons of each other against any losses, claims, damages or liabilities to which any such party may become subject under federal or state laws or regulations, to the extent that such loss, claim, damage or liability is based primarily upon information furnished to the party subject to such liability by the other party, or out of an omission by such other party to state a necessary or material fact in the Registration Statement of which this Proxy Statement/Prospectus is a part.

Closing Date

      The Merger will be consummated and become effective upon the later of
(i) the issuance of a certificate of merger by the Office of the Secretary of State of the State of Missouri or (ii) the filing of articles of merger with the Office of the Secretary of State of the Commonwealth of Kentucky. Under the Merger Agreement, unless otherwise agreed to by the parties, the Closing Date shall occur on such date as MBI shall notify CBT in writing but: (i) not earlier than the Approval Date, which shall occur upon (a) the receipt of the requisite approval of the Merger Agreement by the shareholders of CBT and (b) the approval of the Merger by the Federal Reserve Board and any other Regulatory Agency whose approval is required, and the satisfaction of all waiting periods for such approvals; and (ii) not later than the first business day of the first full calendar month beginning at least five business days after the Approval Date.

Surrender of CBT Stock Certificates and Receipt of MBI Common Stock

      At the Effective Time, each outstanding share of CBT Common Stock will be converted into the right to receive 0.6513 of a share of MBI Common Stock. See "- General Description of the Merger." Each holder of CBT Common Stock, upon submission to the Exchange Agent of a properly executed letter of transmittal and surrender to the Exchange Agent of the stock certificate(s) formerly representing shares of CBT Common Stock, will be entitled to receive a stock certificate(s) evidencing the shares of MBI Common Stock to which such shareholder is entitled.

      As soon as practicable following the Effective Time, the Exchange Agent will mail to each CBT shareholder of record as of the Effective Time notification of the effectiveness of the Merger. The Exchange Agent also will provide a letter of transmittal and instructions as to the procedure for the surrender of the stock certificates evidencing the CBT Common Stock and the receipt of shares of MBI Common Stock. It will be the responsibility of each holder of CBT shares to submit all certificates formerly evidencing such holder's shares of CBT Common Stock to the Exchange Agent. No dividends or other distributions will be paid to a former CBT shareholder with respect to shares of MBI Common Stock until such shareholder's properly completed letter of transmittal and stock certificates formerly representing CBT Common Stock, or, in lieu thereof, such evidence of a lost, stolen or destroyed certificate and/or such insurance bond as the Exchange Agent may reasonably require, are delivered to the Exchange Agent. All dividends or other distributions on the MBI Common Stock declared between the Closing Date and the date of the surrender of a CBT stock certificate will be held for the benefit of the shareholder and will be paid to the shareholder, without interest thereon, upon the surrender of such stock certificate(s) or documentation and/or insurance bond in lieu thereof.

Fractional Shares

      No fractional shares of MBI Common Stock will be issued to the former shareholders of CBT in connection with the Merger. Each holder of CBT Common Stock who otherwise would have been entitled to receive a fraction of a share of MBI Common Stock shall receive in lieu thereof cash, without interest, in an amount equal to the holder's fractional share interest multiplied by the closing stock price of MBI Common Stock on the NYSE Composite Tape on the Closing Date as reported in The Wall Street Journal. Cash received by CBT shareholders in lieu of fractional shares may give rise to taxable income. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER."

Regulatory Approval

      In addition to the approval of the Merger Agreement by the CBT shareholders, the obligations of the parties to effect the Merger are subject to prior approval of the Federal Reserve Board and the Kentucky Commissioner. As a bank holding company, MBI is subject to regulation under the BHCA. MBI will file all required applications seeking approval of the Merger with the Regulatory Authorities.

      Under the BHCA, the Federal Reserve Board can withhold approval of the Merger if, among other things, it determines that the effect of the Merger would be to substantially lessen competition in the relevant market. In addition, the Federal Reserve Board is required to consider whether the combined organization meets the requirements of the Community Reinvestment Act of 1977, as amended, by assessing the involved entities' respective records of meeting the credit needs of the local communities in which they are chartered, consistent with the safe and sound operation of such institutions. In its review, the Federal Reserve Board also is required to examine the financial and managerial resources and future prospects of the combined organization and analyze the capital structure and soundness of the resulting entity. The Federal Reserve Board has the authority to deny an application if it concludes that the combined organization would have inadequate capital. MBI will also file an application with the Kentucky Commissioner, which will review factors similar to those considered by the Federal Reserve Board.

      The Merger cannot be consummated prior to receipt of all required approvals. There can be no assurance that required regulatory approvals for the Merger will be obtained, and, if the Merger is approved, as to the date of such approvals or whether the approvals will contain any unacceptable conditions. There can likewise be no assurance that the United States Department of Justice will not challenge the Merger during the waiting period set aside for such challenges after receipt of approval from the Federal Reserve Board. See "SUPERVISION AND REGULATION."

      MBI and CBT are not aware of any governmental approvals or actions that may be required for consummation of the Merger other than as described above. Should any other approval or action be required, it is presently contemplated that such approval or action would be sought. There can be no assurance that any necessary regulatory approvals or actions will be timely received or taken, that no action will be brought challenging such approval or action or, if such a challenge is brought, as to the result thereof, or that any such approval or action will not be conditioned in a manner that would cause the parties to abandon the Merger. See "SUPERVISION AND REGULATION."

Business Pending the Merger

      The Merger Agreement provides that, during the period from January 10, 1998 to the Effective Time, CBT and each of its subsidiaries will conduct their respective businesses according to the ordinary and usual course consistent with past practices and use their best efforts to maintain and preserve their respective business organizations, employees and advantageous business relationships and retain the services of their officers and key employees.

      Furthermore, from January 10, 1998 to the Effective Time, except as provided in the Merger Agreement, CBT will not, and will not permit any of its subsidiaries to, without the prior written consent of MBI and Ameribanc:

            (1) declare, set aside or pay any dividends or other distributions, directly or indirectly, in respect of its capital stock (other than dividends from CBT subsidiaries to CBT or to other CBT subsidiaries), except that CBT may declare and pay regular quarterly cash dividends of $0.14 per share provided, however, that CBT may not declare or pay a quarterly dividend for any quarter in which CBT shareholders will be entitled to receive a regular quarterly dividend on the shares of MBI Common Stock to be issued in the Merger;

            (2) enter into or amend any employment, severance or similar agreement or arrangement with any director, officer or employee, or materially modify any of the CBT employee plans or grant any salary or wage increase or materially increase any employee benefit (including incentive or bonus payments), except normal individual increases in compensation to employees consistent with past practice, or as required by law or contract, and except for such increases of which CBT notifies MBI and Ameribanc in writing and which MBI and Ameribanc do not disapprove within ten days of the receipt of such notice;

            (3) authorize, recommend, propose or announce an intention to authorize, recommend or propose, or enter into an agreement in principle with respect to, any merger, consolidation or business combination (other than the Merger), any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities or any release or relinquishment of any material contract rights;

            (4) propose or adopt any amendments to its Articles of Incorporation or other charter document or by-laws;

            (5) issue, sell, grant, confer or award any capital stock options, warrants, conversion rights or other rights, except CBT may issue shares of CBT Common Stock upon exercise of CBT options outstanding on January 10, 1998 and pursuant to the Option Agreement, or effect any stock split or adjust, combine, reclassify or otherwise change its capitalization as it existed on January 10, 1998;

            (6) purchase, redeem, retire, repurchase or exchange, or otherwise acquire or dispose of, directly or indirectly, any capital stock, options, warrants, conversion rights or other rights, whether pursuant to the terms of such capital stock, options, warrants, conversion rights or other rights or otherwise;

            (7) (i) without first consulting with and obtaining the written consent of MBI, cause or permit Citizens to enter into, renew or increase any loan or credit commitment (including stand-by letters of credit) to, or invest or agree to invest in any person or entity or modify any of the material provisions or renew or otherwise extend the maturity date of any existing loan or credit commitment (collectively, "Lend to") in an amount in excess of $1,000,000 or in any amount which, when aggregated with any and all loans or credit commitments of CBT and its subsidiaries to such person or entity, would be equal to or in excess of $1,000,000; provided, however, that CBT or any of its subsidiaries may make any such loan or credit commitment in the event
      (A) CBT or any of its subsidiaries has delivered to MBI and Ameribanc or their designated representative a notice of its intention to make such loan and such information as MBI and Ameribanc or their designated representative may reasonably require in respect thereof and (B) MBI and Ameribanc or their designated representative shall not have reasonably objected to such loan by giving written or facsimile notice of such objection within two (2) business days following the delivery to MBI and Ameribanc or their designated representative of the notice of intention and information as aforesaid; provided further, however, that nothing shall prohibit CBT or any of its subsidiaries from honoring any contractual obligation in existence on the date of the Merger Agreement. Notwithstanding the above, CBT shall be authorized, without first consulting with MBI and Ameribanc or obtaining MBI and Ameribanc's prior written consent, to increase the aggregate amount of any credit facilities theretofore established in favor of any person or entity (each a "Pre-Existing Facility"), provided that the aggregate amount of any and all such increases shall not be in excess of the lesser of ten percent (10%) of such Pre-Existing Facilities or $25,000;

            (8) directly or indirectly, including through its officers, directors, employees or other representatives:

                  (i) initiate, solicit or encourage any discussions, inquiries or proposals with any third party (other than MBI or Ameribanc) relating to the disposition of any significant portion of the business or assets of CBT or any of its subsidiaries or the acquisition of the capital stock (or rights or options exercisable for, or securities convertible or exchangeable into, capital stock) of CBT or any of its subsidiaries or the merger of CBT or any of its subsidiaries with any person (other than MBI or Ameribanc) or any similar transaction (each such transaction being referred to herein as an "Acquisition Transaction"), or

                  (ii) provide any third party with information or assistance or negotiate with any third party with respect to an Acquisition Transaction, and CBT shall promptly notify MBI orally of all the relevant details relating to all inquiries, indications of interest and proposals which it or any of its subsidiaries may receive with respect to any Acquisition Transaction;

            (9) take any action that would (i) materially impede or delay the consummation of the transactions contemplated by the Merger Agreement or the ability of MBI and Ameribanc or CBT to obtain any approval of any Regulatory Authority required for the transactions contemplated by the Merger Agreement or to perform its covenants and agreements under the Merger Agreement, (ii) prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code or (iii) prevent the Merger from qualifying for pooling-of-interests accounting treatment;

            (10) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity;

            (11) materially restructure or change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, or execute individual investment transactions for its own account of greater than $2,000,000 for U.S. Treasury or Federal Agency Securities and $250,000 for all other investment instruments;

            (12) agree in writing or otherwise to take any of the foregoing actions or engage in any activity, enter into any transaction or knowingly take or omit to take any other action which would make any of CBT's representations and warranties in the Merger Agreement untrue or incorrect in any material respect if made anew after engaging in such activity, entering into such transaction, or taking or omitting such other act; or

            (13) enter into, increase or renew any loan or credit commitment (including standby letters of credit) to any executive officer or director of CBT or any subsidiary of CBT, any holder of 10% or more of the outstanding shares of CBT Common Stock, or any entity controlled, directly or indirectly, by any of the foregoing or engage in any transaction with any of the foregoing which is of the type or nature sought to be regulated in 12 U.S.C. Section 371c and 12 U.S.C. Section 371c-1, without first obtaining the prior written consent of MBI and Ameribanc, which consent shall not be unreasonably withheld.

      The Merger Agreement also provides that during the period from January 10, 1998 to the Effective Time, MBI and Ameribanc shall not, and shall not permit any of their subsidiaries to, without the prior written consent of CBT, agree in writing or otherwise take any action that is prohibited of CBT by subsections (9) and (12) above.

Accounting Treatment

      The Merger is intended to be accounted for under the pooling-of-interests method of accounting. It is a condition to MBI's and Ameribanc's consummation of the Merger, unless otherwise waived, that KPMG Peat Marwick
LLP, MBI's independent accountants, deliver to MBI and Ameribanc a letter stating that the Merger will qualify for pooling-of-interests accounting treatment.

             CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
             -----------------------------------------------------

      The following discussion is based upon an opinion of Thompson Coburn, counsel to MBI ("Counsel"), and except as otherwise indicated, reflects Counsel's opinion. The discussion is a general summary of the material United States federal income tax ("federal income tax") consequences of the Merger to certain CBT shareholders and does not purport to be a complete analysis or listing of all potential tax considerations or consequences relevant to a decision whether to vote for the approval of the Merger. The discussion does not address all aspects of federal income taxation that may be applicable to CBT shareholders in light of their status or personal investment circumstances, nor does it address the federal income tax consequences of the Merger that are applicable to CBT shareholders subject to special federal income tax treatment, including (without limitation) foreign persons, insurance companies, tax-exempt entities, retirement plans, dealers in securities, persons who acquired their CBT Common Stock pursuant to the exercise of employee stock options or otherwise as compensation, and persons who hold their CBT Common Stock as part of a "straddle," "hedge" or "conversion transaction." Each shareholder's individual circumstances may affect the tax consequences of the Merger to such shareholder. In addition, the discussion does not address the effect of any applicable state, local or foreign tax laws, or the effect of any federal tax laws other than those pertaining to the federal income tax. As a result, each CBT shareholder is urged to consult his or her own tax advisor to determine the specific tax consequences of the Merger to such shareholder. The discussion assumes that shares of CBT Common Stock are held as capital assets (within the meaning of Section 1221 of the Code) at the Effective Time.

      CBT has received an opinion from Counsel to the effect that, assuming the Merger occurs in accordance with the Merger Agreement, the Merger will constitute a "reorganization" for federal income tax purposes with the following federal income tax consequences:

            (1) CBT shareholders will recognize no gain or loss as a result of the exchange of their CBT Common Stock solely for shares of MBI Common Stock pursuant to the Merger, except with respect to cash received in lieu of fractional shares, if any, as discussed below.

            (2) The aggregate adjusted tax basis of the shares of MBI Common Stock received by each CBT shareholder in the Merger (including any fractional share of MBI Common Stock deemed to be received, as described in paragraph 4 below) will be equal to the aggregate adjusted tax basis of the shares of CBT Common Stock surrendered.

            (3) The holding period of the shares of MBI Common Stock received by each CBT shareholder in the Merger (including any fractional share of MBI Common Stock deemed to be received, as described in paragraph 4 below) will include the holding period of the shares of CBT Common Stock exchanged therefor.

            (4) A CBT shareholder who receives cash in the Merger in lieu of a fractional share of MBI Common Stock will be treated as if the fractional share had been received by such shareholder in the Merger and then redeemed by MBI in return for the cash. The receipt of such cash will cause the recipient to recognize capital gain or loss equal to the difference between the amount of cash received and the portion of such holder's adjusted tax basis in the shares of MBI Common Stock allocable to the fractional share.

      Counsel's opinion is subject to the conditions and assumptions stated therein and relies upon various representations made by MBI, CBT and certain shareholders of CBT. If any of these representations or assumptions is inaccurate, the tax consequences of the Merger could differ from those described herein. Counsel's opinion also is based upon the Code, regulations proposed or promulgated thereunder, judicial precedent relating thereto, and current administrative rulings and practice, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences discussed herein. The opinion is available without charge upon written request to Jon W. Bilstrom, General Counsel and Secretary, Mercantile Bancorporation Inc., P.O. Box 524, St. Louis, Missouri 63166-0524. The receipt of Counsel's opinion again as of the Closing Date is a condition to the consummation of the Merger. An opinion of counsel, unlike a private letter ruling from the Internal Revenue Service (the "Service"), has no binding effect on the Service. The Service could take a position contrary to Counsel's opinion and, if the matter were litigated, a court may reach a decision contrary to the opinion. Neither MBI nor CBT has requested an advance ruling as to the federal income tax consequences of the Merger, and the Service is not expected to issue such a ruling.

      THE FOREGOING IS A GENERAL DISCUSSION OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO CERTAIN CBT SHAREHOLDERS AND IS INCLUDED FOR GENERAL INFORMATION ONLY. THE FOREGOING DISCUSSION DOES NOT TAKE INTO ACCOUNT THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH CBT SHAREHOLDER'S TAX STATUS AND ATTRIBUTES. AS A RESULT, THE FEDERAL INCOME TAX CONSEQUENCES ADDRESSED IN THE FOREGOING DISCUSSION MAY NOT APPLY TO EACH CBT SHAREHOLDER. ACCORDINGLY, EACH CBT SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL AND OTHER TAX LAWS.


                    RIGHTS OF DISSENTING SHAREHOLDERS OF CBT
                    ----------------------------------------

      Under Kentucky law, a shareholder entitled to vote on the Merger may dissent and obtain payment of the fair value of his or her shares if the Merger is approved by the shareholders of CBT. Generally, dissenters' rights are a shareholder's sole remedy for objecting to the Merger Agreement. The following summary is not intended to and does not constitute a complete statement or summary of each provision of the Kentucky Revised Statutes relating to the rights of dissenting shareholders and is qualified in its entirety by reference to Subtitle 13 of the Kentucky Act which is attached as Annex B hereto. Accordingly, any holder of CBT Common Stock intending to
-------
exercise dissenters' rights is urged to review Annex B carefully and to
                                               -------
consult his or her own legal counsel. Each step must be taken in strict compliance with the applicable provisions of the statutes in order for a holder of CBT Common Stock to perfect dissenters' rights.

            A shareholder wishing to exercise dissenters' rights must deliver to CBT, prior to the vote on the Merger at the Special Meeting, a written notice of intent to demand payment for his or her shares if the Merger is consummated and must refrain from voting in favor of the Merger. The written notice of intent must be given in addition to and separate from any vote, in person or by proxy, against approval of the Merger Agreement; a vote, in person or by proxy, against approval of the Merger Agreement will not constitute such a written notice. The written notice of intent should be sent to CBT

Corporation, 333 Broadway, Paducah, Kentucky 42001, Attention: Secretary. It is recommended that all required documents to be delivered by mail be sent registered or certified mail with return receipt requested.

      CBT SHAREHOLDERS ELECTING TO EXERCISE THEIR DISSENTERS' RIGHTS UNDER SUBTITLE 13 OF THE KENTUCKY ACT MUST NOT VOTE FOR APPROVAL OF THE MERGER AGREEMENT. A VOTE BY A SHAREHOLDER AGAINST APPROVAL OF THE MERGER AGREEMENT IS NOT REQUIRED IN ORDER FOR THAT SHAREHOLDER TO EXERCISE DISSENTERS' RIGHTS. HOWEVER, IF A SHAREHOLDER RETURNS A SIGNED PROXY FORM BUT DOES NOT SPECIFY A VOTE AGAINST APPROVAL OF THE MERGER AGREEMENT OR A DIRECTION TO ABSTAIN, THE PROXY FORM, IF NOT REVOKED, WILL BE VOTED FOR APPROVAL OF THE MERGER AGREEMENT, WHICH WILL HAVE THE EFFECT OF WAIVING THAT SHAREHOLDER'S DISSENTERS' RIGHTS.

      If the Merger is approved, within ten days after the Special Meeting (or any adjournment thereof), CBT will send to all shareholders exercising their dissenters' rights a dissenters' notice which states where the shareholder must send a demand for payment and where and when his or her share certificates must be deposited; encloses a form for demanding payment to be completed by the dissenter and returned to CBT; informs holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received; establishes the date (not less than 30 no more than 60 days after the delivery of the dissenters' notice) by which CBT must receive the demand for payment from the shareholder; and encloses a copy of Subtitle 13 of the Kentucky Act. After a shareholder receives the dissenters' notice, he or she must deliver the demand for payment to CBT and deposit his or her shares in accordance with the dissenters' notice.

      Upon its receipt of the demand for payment, CBT will send to each dissenting shareholder a statement containing an estimate by CBT of the fair value of the dissenter's shares as of the day before the date of the Special Meeting, and payment based on that estimate plus accrued interest. The payment will be accompanied by an explanation of how interest was calculated along with the balance sheet of CBT as of the end of the most recent fiscal year, an income statement, a statement of changes in shareholders' equity and the latest available interim financial statement, if any. In addition, the dissenter will be informed of his or her right to demand payment according to the dissenter's own estimate of the fair value.

      CBT is not required to send payment with the statement of its estimate of fair value to a dissenter who was not a beneficial owner of the shares at the time of the first public announcement of the Merger Agreement, but rather may offer to purchase the shares based on the estimate. Any such owner must either accept that amount in full satisfaction or proceed with the exercise of his or her dissenters' rights.

      Within 30 days after CBT has delivered its estimate of fair value, a dissenting shareholder may notify CBT of his or her own estimate of the fair value of the shares and demand payment of the balance due under such estimate.

      If an agreement is not reached as to the fair value of the shares, then within 60 days after receiving the dissenter's payment demand, CBT must file a petition in the circuit court of McCracken County, Kentucky requesting the court to determine the fair value of the shares and the accrued interest.

If CBT fails to institute such a proceeding, it will be required to pay each dissenter whose demand remains unsettled the amount demanded.

      Each dissenting CBT shareholder who is a party to the proceeding is entitled to the amount, if any, by which the court finds the fair value of his or her shares, plus interest, exceeds the amount paid by CBT. In an appraisal proceeding, the county circuit court will determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court will assess costs against CBT, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable as follows: (i) against CBT and in favor of any or all dissenters, if the court finds CBT did not substantially comply with the statutory requirements set forth in Sections 271B.13-200 through 271B.13-280 of the Kentucky Revised Statutes; or (ii) against either CBT or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Subtitle 13 of the Kentucky Act. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against CBT, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the dissenters who benefited.

      If CBT does not consummate the Merger within 60 days after the deadline for demanding payment and depositing certificates, it must return all deposited shares and release any transfer restrictions imposed on uncertificated shares. If CBT fails to do so, the dissenter may nevertheless proceed with the exercise of his or her dissenters' rights, and CBT will have no further right to terminate the dissenters' rights by returning deposited shares.

      A record shareholder may dissent as to less than all of the shares registered in his or her name only if he or she dissents with respect to all of the shares beneficially owned by any one person and notifies CBT in writing of the name and address of each person on whose behalf the shareholder is asserting dissenters' rights. In that event, such dissenters' rights shall be determined as if the shares as to which the shareholder has dissented and the shareholder's other shares were registered in the names of different shareholders.

      A beneficial shareholder may assert dissenters' rights as to shares held on his or her behalf only if he or she submits to CBT the record shareholder's written consent to the dissent no later than the time such beneficial shareholder asserts his or her dissenters' rights, and he or she dissents as to all shares of which he or she is the beneficial owner or over which he or she has the power to direct the vote.

      SHAREHOLDERS OF CBT SHOULD BE AWARE THAT FAILURE TO PROCEED IN ACCORDANCE WITH THE PROVISIONS OF SUBCHAPTER 13 OF THE KENTUCKY ACT WILL RESULT IN A LOSS OF ALL DISSENTERS' RIGHTS AND RESULT IN THEIR BEING BOUND BY THE MERGER AGREEMENT AND THE MERGER.

                        PRO FORMA FINANCIAL INFORMATION
                        -------------------------------

Comparative Unaudited Per Share Data

      The following table sets forth for the periods indicated selected historical per share data of MBI and CBT and the corresponding pro forma and pro forma equivalent per share amounts giving effect to the proposed Merger and the recently completed acquisition of Roosevelt. The data presented is based upon the consolidated financial statements and related notes of MBI and CBT included in this Proxy Statement/Prospectus or in documents incorporated herein by reference, and the pro forma combined consolidated balance sheet and income statements, including the notes thereto, appearing elsewhere herein. This information should be read in conjunction with such historical and pro forma financial statements and related notes thereto. The assumptions used in the preparation of this table appear in the notes to the pro forma financial information appearing elsewhere in this Proxy Statement/Prospectus. This data is not necessarily indicative of the results of the future operations of the combined organization or the actual results that would have occurred if the proposed Merger or the recently completed acquisition of Roosevelt had been consummated prior to the periods indicated.

                                                                        MBI/           MBI/             MBI/            MBI/
                                                                        CBT            CBT          All Entities    All Entities
                                         MBI          CBT            Pro Forma       Pro Forma        Pro Forma      Pro Forma
                                       Reported     Reported        Combined<F1>    Equivalent<F2>   Combined<F3>   Equivalent<F2>
                                       --------     --------        ------------    --------------   ------------   --------------
Book Value per Share:
  December 31, 1997                     $18.47       $15.27            $18.38          $11.97           $17.77         $11.57

Cash Dividends Declared per Share:
  Year ended December 31, 1997          $1.148       $  .52            $1.148          $  .75           $1.148         $  .75
  Year ended December 31, 1996           1.092          .50             1.092             .71            1.092            .71
  Year ended December 31, 1995             .88          .46               .88             .57              .88            .57

Basic Earnings per Share:
  Year ended December 31, 1997          $ 1.68       $ 1.63            $ 1.71          $ 1.11           $ 1.55         $ 1.01
  Year ended December 31, 1996            2.11         1.48              2.12            1.38             2.13           1.39
  Year ended December 31, 1995            2.41         1.52              2.41            1.57             2.38           1.55

Diluted Earnings per Share:
  Year ended December 31, 1997          $ 1.65       $ 1.62            $ 1.68          $ 1.09           $ 1.52         $  .99
  Year ended December 31, 1996            2.08         1.47              2.09            1.36             2.10           1.37
  Year ended December 31, 1995            2.37         1.51              2.37            1.54             2.34           1.52

Market Price per Share:
  At January 9, 1998<F4>                $52.75       $33.25            $52.75          $34.36           $52.75         $34.36
  At April 14, 1998<F4>                  56.56        35.69             56.56           36.84            56.56          36.84


------------
<F1>  Includes the effect of pro forma adjustments for CBT, as appropriate.
      See "PRO FORMA FINANCIAL INFORMATION - Notes to Pro Forma Combined Consolidated Financial Statements."

<F2>  Based on the pro forma combined per share amounts multiplied by 0.6513, the Exchange Ratio applicable to one share of CBT Common Stock in the Merger. Further explanation of the assumptions used in the preparation of the pro forma combined consolidated financial statements is included in the notes to pro forma combined consolidated financial statements. See "PRO FORMA FINANCIAL INFORMATION - Notes to Pro Forma Combined Consolidated Financial Statements."

<F3>  Includes the effect of pro forma adjustments for CBT, Firstbank and
      Roosevelt, as appropriate. Due to the immateriality of the financial condition and results of operations of Horizon and HomeCorp to that of MBI, does not include the effect of pro forma adjustments for Horizon and HomeCorp. See "PRO FORMA FINANCIAL INFORMATION--Notes to Pro Forma Combined Consolidated Financial Statements."

<F4>  The market value of MBI Common Stock disclosed as of January 9, 1998, the last trading day preceding the public announcement of the Merger, and as of April 14, 1998, the latest available date prior to the filing of the Registration Statement, is based on the last sale price as reported on the NYSE Composite Tape. The market value of CBT Common Stock disclosed as of January 9, 1998, the last day on which CBT common stock traded preceding the public announcement of the Merger, and as of April 14, 1998, the last available date prior to filing of the Registration Statement, is based upon the last sale price as reported on the Nasdaq National Market.

Pro Forma Combined Consolidated Financial Statements (Unaudited)

      Recent Acquisitions. MBI has completed or announced a number of acquisitions during the years covered by the pro forma financial statements that follow. Set forth below is a table that summarizes such completed and pending acquisitions, including the name of the acquired entity, the date of consummation of the acquisition, the assets and deposits of the acquired entities at the date of consummation for the completed acquisitions, the consideration paid in cash and/or shares of MBI Common Stock and the accounting method utilized.

                                     ACQUISITIONS COMPLETED BY MBI (1995-present)
                                                                                         Consideration
                                                                                      -------------------
                                                                                                   Gross         Accounting
Name                                        Date            Assets      Deposits      Cash         Shares          Method
----                                        ----            ------      --------      ----         ------          ------

                                                                   (dollars in thousands)

HomeCorp, Inc.                           Mar. 2 1998      $  335,137   $  309,157   $     14        854,760      Pooling<F1>
Horizon Bancorp, Inc..                   Feb. 2, 1998        536,507      454,230          2      2,549,970<F3>  Pooling<F1>
Roosevelt Financial Group, Inc.          July 1, 1997      7,251,985    5,317,514    374,477     18,948,884      Purchase
Mark Twain Bancshares, Inc.              Apr. 25, 1997     3,227,972    2,519,474         73     24,088,713      Pooling
Regional Bancshares, Inc.                Mar. 5, 1997        171,979      135,954     12,300        900,625      Purchase
TODAY'S Bancorp, Inc.                    Nov. 7, 1996        501,418      432,104     34,912      1,690,587      Purchase
First Financial Corporation of America   Nov. 1, 1996         87,649       76,791      3,253        388,113      Purchase
Peoples State Bank                       Aug. 22, 1996        95,657       75,149         --        488,756      Purchase
Metro Savings Bank, F.S.B.               Mar. 7, 1996         80,857       73,843          5        296,853      Purchase
Security Bank of Conway, F.S.B.          Feb. 9, 1996        102,502       89,697          1        482,946      Purchase
Hawkeye Bancorporation                   Jan. 2, 1996      1,978,540    1,739,811         80     11,838,294      Pooling
First Sterling Bancorp, Inc.             Jan. 2, 1996        167,610      147,588          1        782,126      Pooling<F1>
Southwest Bancshares, Inc.               Aug. 1, 1995        187,701      155,628          1      1,012,463      Pooling<F1>
AmeriFirst Bancorporation, Inc.          Aug. 1, 1995        155,521      130,179          1        992,034      Pooling<F1>
Plains Spirit Financial Corporation      July 7, 1995        400,754      276,887      6,697      1,951,770      Purchase
TCBankshares, Inc.                       May 1, 1995       1,422,798    1,217,740         --      7,124,999<F2>  Pooling
Central Mortgage Bancshares, Inc.        May 1, 1995         654,584      571,105          8      3,806,585      Pooling
UNSL Financial Corp.                     Jan. 3, 1995        508,346      380,716         11      2,367,161      Pooling
Wedge Bank                               Jan. 3, 1995        195,716      152,865          1      1,454,931      Pooling<F1>

                                              PENDING ACQUISITIONS BY MBI
CBT Corporation.                         3rd Qtr. 1998    $1,078,475   $  746,520                 5,399,763<F3>  Pooling
Firstbank of Illinois Co.                3rd Qtr. 1998     2,281,818    1,982,046                13,799,799<F3>  Pooling

--------------
<F1>  The historical financial statements of MBI were not restated for the acquisition due to the immateriality of the acquiree's financial condition and results of operations to those of MBI.

<F2>  In addition to MBI Common Stock issued, MBI assumed, through an exchange, the outstanding, non-convertible preferred stock of TCBankshares, Inc. Such preferred stock was redeemed in the first quarter of 1996.

<F3>  Estimated number of shares to be issued in acquisition.

      Pro Forma Financial Statements. The following unaudited pro forma combined consolidated balance sheet gives effect to the Merger as if it were consummated on December 31, 1997.

      The pro forma combined consolidated income statements for the years ended December 31, 1997, 1996 and 1995 set forth the results of operations of MBI combined with the results of operations of CBT and Firstbank as if the respective mergers had occurred as of the first day of the period presented.

      MBI acquired Roosevelt on July 1, 1997, which acquisition was accounted for under the purchase method of accounting. Accordingly, the historical results of operations of MBI include the results of operations of Roosevelt from July 1, 1997 forward. Consistent with the Commission's rules regarding the treatment of acquisitions accounted for as purchases in pro forma presentations, the pro forma combined consolidated income statement for the year ended December 31, 1997 includes the results of operations of Roosevelt but the pro forma combined consolidated income statements for the years ended December 31, 1996 and 1995 do not.

      The unaudited pro forma combined consolidated financial statements should be read in conjunction with the accompanying Notes to the Pro Forma Combined Consolidated Financial Statements and with the historical financial statements of MBI and CBT. These pro forma combined consolidated financial statements may not be indicative of the results of operations that actually would have occurred if the completed and proposed acquisitions had been consummated on the dates assumed above or of the results of operations that may be achieved in the future.

      Due to the immateriality of the results of operations of Horizon and HomeCorp to that of MBI, individually and in the aggregate, the unaudited pro forma combined consolidated financial statements contained herein do not reflect the completed acquisitions of Horizon and HomeCorp for any period prior to the acquisition date of such entities.

                                             MERCANTILE BANCORPORATION INC.
                                     PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET
                                                   DECEMBER 31, 1997
                                                      (Thousands)
                                                      (Unaudited)
                                                                                                                   MBI/CBT
                                                                                                                   Pro Forma
                                                                                                     CBT           Combined
                                                             MBI<F1>              CBT            Adjustments     Consolidated
                                                             -------              ---            -----------     ------------
ASSETS
   Cash and due from banks                                $ 1,171,727         $   52,870        $ (28,240)<F2>   $ 1,179,907
                                                                                                  (16,450)<F5>
   Due from banks - interest bearing                          240,578                 --                             240,578
   Federal funds sold and repurchase agreements               292,384                 --                             292,384
   Investments in debt and equity securities
      Trading                                                  70,486                 --                              70,486
      Available-for-sale                                    7,225,638            203,923                           7,429,561
      Held-to-maturity                                        249,434             60,146                             309,580
                                                          -----------         ----------        ---------        -----------
        Total                                               7,545,558            264,069               --          7,809,627
   Loans and leases                                        19,199,917            731,194                          19,931,111
   Reserve for possible loan losses                          (254,983)            (9,243)          (5,100)<F5>      (269,326)
                                                          -----------         ----------        ---------        -----------
        Net Loans and Leases                               18,944,934            721,951           (5,100)        19,661,785
   Intangible assets                                          807,666              5,802                             813,468
   Other assets                                               952,564             33,783          120,080 <F3>       986,347
                                                                                                 (120,080)<F4>
                                                          -----------         ----------        ---------        -----------
           Total Assets                                   $29,955,411         $1,078,475        $ (49,790)       $30,984,096
                                                          ===========         ==========        =========        ===========
LIABILITIES
   Deposits
      Non-interest bearing                                $ 3,586,011         $   79,540        $                $ 3,665,551
      Interest bearing                                     17,908,477            666,980                          18,575,457
      Foreign                                                 585,439                 --                             585,439
                                                          -----------         ----------        ---------        -----------
           Total Deposits                                  22,079,927            746,520               --         22,826,447
   Short-term borrowings                                    3,465,822            147,507                           3,613,329
   Bank notes                                                 175,000                 --                             175,000
   Long-term debt                                           1,319,153             48,990                           1,368,143
   Company-obligated mandatorily redeemable preferred
      securities of Mercantile Capital Trust I                150,000                 --                             150,000
   Other liabilities                                          355,340             15,378           (7,758)<F5>       362,960
                                                          -----------         ----------        ---------        -----------

           Total Liabilities                               27,545,242            958,395           (7,758)        28,495,879

SHAREHOLDERS' EQUITY
   Common stock                                                 1,307              4,100               49 <F3>         1,356
                                                                                                   (4,100)<F4>

   Capital surplus                                            940,197             16,043           (8,146)<F3>       932,051
                                                                                                  (16,043)<F4>

   Retained earnings                                        1,474,670             99,937           99,937 <F3>     1,560,815
                                                                                                  (99,937)<F4>
                                                                                                  (13,792)<F5>

   Treasury stock                                              (6,005)                --          (28,240)<F2>        (6,005)
                                                                                                   28,240 <F3>
                                                          -----------         ----------        ---------        -----------
           Total Shareholders' Equity                       2,410,169            120,080          (42,032)         2,488,217
                                                          -----------         ----------        ---------        -----------
           Total Liabilities and Shareholders'
              Equity                                      $29,955,411         $1,078,475        $ (49,790)       $30,984,096
                                                          ===========         ==========        =========        ===========

                                                                                                      Colonial
                                                                                                      Bank and     MBI/All Entities
                                                                                                      Duchesne         Pro Forma
                                                                                   Firstbank            Bank           Combined
                                                          Firstbank               Adjustments      Divestitures<F9>  Consolidated
                                                          ---------               -----------      ----------------  ------------
ASSETS
   Cash and due from banks                                $  104,339             $ (69,689)<F6>     $   12,366       $ 1,193,473
                                                                                   (33,450)<F5>
   Due from banks - interest bearing                           3,545                                      (198)          243,925
   Federal funds sold and repurchase agreements                   --                                    (4,200)          288,184
   Investments in debt and equity securities
      Trading                                                     --                                        --            70,486
      Available-for-sale                                     628,322                                   (74,035)        7,983,848
      Held-to-maturity                                        26,824                                    (4,908)          331,496
                                                          ----------             ---------          ----------       -----------
         Total                                               655,146                    --             (78,943)        8,385,830
   Loans and leases                                        1,427,304                                  (213,816)       21,144,599
   Reserve for possible loan losses                          (19,939)               (5,000)<F5>          3,145          (291,120)
                                                          ----------             ---------          ----------       -----------
         Net Loans and Leases                              1,407,365                (5,000)           (210,671)       20,853,479
   Intangible assets                                          24,768                                        --           838,236
   Other assets                                               86,655               232,573 <F7>         (8,994)        1,064,008
                                                                                  (232,573)<F8>
                                                          ----------             ---------          ----------       -----------
            Total Assets                                  $2,281,818             $(108,139)         $ (290,640)      $32,867,135
                                                          ==========             =========          ==========       ===========

LIABILITIES
   Deposits
      Non-interest bearing                                $  300,166             $                  $  (60,879)      $ 3,904,838
      Interest bearing                                     1,681,880                                  (227,901)       20,029,436
      Foreign                                                     --                                        --           585,439
                                                          ----------             ---------          ----------       -----------
            Total Deposits                                 1,982,046                    --            (288,780)       24,519,713
   Short-term borrowings                                      47,266                                      (223)        3,660,372
   Bank notes                                                     --                                        --           175,000
   Long-term debt                                                  2                                        --         1,368,145
   Company-obligated mandatorily redeemable preferred
      securities of Mercantile Capital Trust I                    --                                        --           150,000
   Other liabilities                                          19,931               (13,842)<F5>         (1,637)          367,412
                                                          ----------             ---------          ----------       -----------

            Total Liabilities                              2,049,245               (13,842)           (290,640)       30,240,642

SHAREHOLDERS' EQUITY
   Common stock                                               15,794                   124 <F7>                            1,480
                                                                                   (15,794)<F8>

   Capital surplus                                            41,980               (13,127)<F7>                          918,924
                                                                                   (41,980)<F8>

   Retained earnings                                         175,887               175,887 <F7>                        1,712,094
                                                                                  (175,887)<F8>
                                                                                   (24,608)<F5>

   Treasury stock                                             (1,088)              (69,689)<F6>                           (6,005)
                                                                                    69,689 <F7>
                                                                                     1,088 <F8>
                                                          ----------             ---------          ----------       -----------
            Total Shareholders' Equity                       232,573               (94,297)                            2,626,493
                                                          ----------             ---------          ----------       -----------
            Total Liabilities and Shareholders'
               Equity                                     $2,281,818             $(108,139)         $ (290,640)      $32,867,135
                                                          ==========             =========          ==========       ===========

See Notes to Pro Forma Combined Consolidated Financial Statements.

                                              MERCANTILE BANCORPORATION INC.
                                     PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
                                          For the Year Ended December 31, 1997
                                            (Thousands except per share data)
                                                     (Unaudited)
                                                                                                                   MBI/CBT
                                                                                                                  Pro Forma
                                                                                             CBT                   Combined
                                           MBI<F1>                    CBT                Adjustments             Consolidated
                                           -------                    ---                -----------             ------------
Interest Income                           $1,878,194                $83,984                $(1,412)<F10>          $1,960,766

Interest Expense                             957,690                 40,616                                          998,306

                                          ----------                -------                -------                ----------
   Net Interest Income                       920,504                 43,368                 (1,412)                  962,460
Provision for Possible Loan Losses            79,309                  4,088                                           83,397
                                          ----------                -------                -------                ----------
   Net Interest Income after Provision
      for Possible Loan Losses               841,195                 39,280                 (1,412)                  879,063

Other Income
   Trust                                      96,055                  2,247                                           98,302
   Service charges                            98,733                  3,338                                          102,071
   Credit card fees                           20,480                     --                                           20,480
   Net loss from financial instruments            --                     --                                               --
   Securities gains                            6,985                     22                                            7,007
   Other                                     156,431                  4,214                                          160,645
                                          ----------                -------                -------                ----------
      Total Other Income                     378,684                  9,821                     --                   388,505

Other Expense
   Salaries and employee benefits            414,882                 16,434                                          431,316
   Net occupancy and equipment               118,758                  3,841                                          122,599
   Loss on the sale of credit card loans      50,000                     --                                           50,000
   Other                                     311,140                 10,779                                          321,919
                                          ----------                -------                -------                ----------
      Total Other Expense                    894,780                 31,054                     --                   925,834

                                          ----------                -------                -------                ----------
      Income Before Income Taxes             325,099                 18,047                 (1,412)                  341,734
Income Taxes                                 120,506                  5,201                   (508)<F11>             125,199


                                          ----------                -------                -------                ----------
      Net Income                          $  204,593                $12,846                $  (904)               $  216,535
                                          ==========                =======                =======                ==========

Per Share Data<F20>
   Basic Earnings per Share               $     1.68                                                              $     1.71
   Diluted Earnings per Share                   1.65                                                                    1.68



                                                                   Roosevelt                                   MBI/All Entities
                                                                  For the six               Roosevelt/            Pro Forma
                                                                  months ended              Firstbank              Combined
                                            Firstbank            June 30, 1997           Adjustments<F14>        Consolidated
                                            ---------            -------------           ----------------        ------------
Interest Income                             $157,373               $272,169               $ (3,484)<F12>          $2,386,824

Interest Expense                              71,472                178,306                    858 <F15>           1,264,664
                                                                                            15,722 <F16>

                                            --------               --------               --------                ----------
   Net Interest Income                        85,901                 93,863                (20,064)                1,122,160
Provision for Possible Loan Losses             2,958                  3,474                                           89,829
                                            --------               --------               --------                ----------
   Net Interest Income after Provision
      for Possible Loan Losses                82,943                 90,389                (20,064)                1,032,331

Other Income
   Trust                                       5,010                     --                                          103,312
   Service charges                             7,441                 13,018                                          122,530
   Credit card fees                               --                     --                                           20,480
   Net loss from financial instruments            --                (35,630)                                         (35,630)
   Securities gains                              636                     --                                            7,643
   Other                                      11,531                 10,038                                          182,214
                                            --------               --------               --------                ----------
      Total Other Income                      24,618                (12,574)                                         400,549

Other Expense
   Salaries and employee benefits             35,009                 23,717                                          490,042
   Net occupancy and equipment                10,082                  9,291                                          141,972
   Loss on the sale of credit card loans          --                     --                                           50,000
   Other                                      16,030                 36,555                 20,269 <F17>             394,773
                                            --------               --------               --------                ----------
      Total Other Expense                     61,121                 69,563                 20,269                 1,076,787
                                            --------               --------               --------                ----------

      Income Before Income Taxes              46,440                  8,252                (40,333)                  356,093
Income Taxes                                  16,796                  7,630                 (1,254)<F13>             142,402
                                                                                            (5,969)<F18>
                                            --------               --------               --------                ----------
      Net Income                            $ 29,644               $    622               $(33,110)               $  213,691
                                            ========               ========               ========                ==========

Per Share Data<F20>
   Basic Earnings per Share                                                                                       $     1.55
   Diluted Earnings per Share                                                                                           1.52

See Notes to Pro Forma Combined Consolidated Financial Statements.


                                              MERCANTILE BANCORPORATION INC.
                                    PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
                                          For the Year Ended December 31, 1996
                                           (Thousands except per share data)
                                                       (Unaudited)
                                                                                                                    MBI/CBT
                                                                                                                   Pro Forma
                                                                                                     CBT           Combined
                                                            MBI<F1>                  CBT         Adjustments     Consolidated
                                                            -------                  ---         -----------     ------------
Interest Income                                           $1,552,863               $77,646        $(1,412)<F10>   $1,629,097

Interest Expense                                             724,910                36,242                           761,152

                                                          ----------               -------        -------         ----------
   Net Interest Income                                       827,953                41,404         (1,412)           867,945
Provision for Possible Loan Losses                            73,015                 2,883                            75,898
                                                          ----------               -------        -------         ----------
   Net Interest Income after Provision
      for Possible Loan Losses                               754,938                38,521         (1,412)           792,047

Other Income
   Trust                                                      86,616                 2,111                            88,727
   Service charges                                            88,916                 3,341                            92,257
   Credit card fees                                           27,962                    --                            27,962
   Securities gains(losses)                                      (83)                   35                               (48)
   Other                                                     134,069                 3,245                           137,314
                                                          ----------               -------        -------         ----------
      Total Other Income                                     337,480                 8,732             --            346,212

Other Expense
   Salaries and employee benefits                            365,729                15,592                           381,321
   Net occupancy and equipment                               103,715                 3,584                           107,299
   Other                                                     249,224                11,806                           261,030
                                                          ----------               -------        -------         ----------
      Total Other Expense                                    718,668                30,982             --            749,650

                                                          ----------               -------        -------         ----------
      Income Before Income Taxes                             373,750                16,271         (1,412)           388,609
Income Taxes                                                 128,535                 4,646           (508)<F11>      132,673
                                                          ----------               -------        -------         ----------
      Net Income                                          $  245,215               $11,625        $  (904)        $  255,936
                                                          ==========               =======        =======         ==========

Per Share Data<F20>
   Basic Earnings per Share                               $     2.11                                              $     2.12
   Diluted Earnings per Share                                   2.08                                                    2.09


                                                                                                  MBI/All Entities
                                                                                                      Pro Forma
                                                                                  Firstbank           Combined
                                                            Firstbank            Adjustments        Consolidated
                                                            ---------            -----------        ------------
Interest Income                                             $140,611              $(3,484)<F12>      $1,766,224

Interest Expense                                              61,005                                    822,157

                                                            --------              -------            ----------
   Net Interest Income                                        79,606               (3,484)              944,067
Provision for Possible Loan Losses                             2,868                                     78,766
                                                            --------              -------            ----------
   Net Interest Income after Provision
      for Possible Loan Losses                                76,738               (3,484)              865,301

Other Income
   Trust                                                       4,292                                     93,019
   Service charges                                             6,651                                     98,908
   Credit card fees                                               --                                     27,962
   Securities gains(losses)                                      340                                        292
   Other                                                      10,515                                    147,829
                                                            --------              -------            ----------
      Total Other Income                                      21,798                   --               368,010

Other Expense
   Salaries and employee benefits                             31,919                                    413,240
   Net occupancy and equipment                                 9,259                                    116,558
   Other                                                      13,959                                    274,989
                                                            --------              -------            ----------
      Total Other Expense                                     55,137                   --               804,787

                                                            --------              -------            ----------
      Income Before Income Taxes                              43,399               (3,484)              428,524
Income Taxes                                                  15,526               (1,254)<F13>         146,945
                                                            --------              -------            ----------
      Net Income                                            $ 27,873              $(2,230)           $  281,579
                                                            ========              =======            ==========

Per Share Data<F20>
   Basic Earnings per Share                                                                          $     2.13
   Diluted Earnings per Share                                                                              2.10

See Notes to Pro Forma Combined Consolidated Financial Statements.


                                           MERCANTILE BANCORPORATION INC.
                                   PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
                                        For the Year Ended December 31, 1995
                                         (Thousands except per share data)
                                                    (Unaudited)
                                                                                                                     MBI/CBT
                                                                                                                    Pro Forma
                                                                                                    CBT             Combined
                                                             MBI<F1>              CBT           Adjustments       Consolidated
                                                             -------              ---           -----------       ------------
Interest Income                                           $1,516,156            $75,762           $(1,412)<F10>   $1,590,506
Interest Expense                                             715,466             35,588                              751,054

                                                          ----------            -------           -------         ----------
   Net Interest Income                                       800,690             40,174            (1,412)           839,452
Provision for Possible Loan Losses                            41,533              1,106                               42,639
                                                          ----------            -------           -------         ----------
   Net Interest Income after Provision
      for Possible Loan Losses                               759,157             39,068            (1,412)           796,813

Other Income
   Trust                                                      77,115              1,469                               78,584
   Service charges                                            82,459              3,656                               86,115
   Credit card fees                                           20,366                 --                               20,366
   Securities gains                                            4,338                268                                4,606
   Other                                                     127,371              2,779                              130,150
                                                          ----------            -------           -------         ----------
      Total Other Income                                     311,649              8,172                --            319,821

Other Expense
   Salaries and employee benefits                            346,156             15,798                              361,954
   Net occupancy and equipment                                95,896              3,045                               98,941
   Other                                                     198,467             11,632                              210,099
                                                          ----------            -------           -------         ----------
      Total Other Expense                                    640,519             30,475                --            670,994

                                                          ----------            -------           -------         ----------
      Income Before Income Taxes                             430,287             16,765            (1,412)           445,640
Income Taxes                                                 149,898              4,741              (508)<F11>      154,131
                                                          ----------            -------           -------         ----------
      Net Income                                          $  280,389            $12,024           $  (904)        $  291,509
                                                          ==========            =======           =======         ==========

Per Share Data<F20>
   Basic Earnings per Share                               $     2.41                                              $     2.41
   Diluted Earnings per Share                                   2.37                                                    2.37




                                                                                                      MBI/All Entities
                                                                                                          Pro Forma
                                                                                 Firstbank                Combined
                                                            Firstbank           Adjustments             Consolidated
                                                            ---------           -----------             ------------
Interest Income                                             $134,401              $(3,484)<F12>          $1,721,423

Interest Expense                                              57,486                                        808,540

                                                            --------              -------                ----------
   Net Interest Income                                        76,915               (3,484)                  912,883
Provision for Possible Loan Losses                             2,313                                         44,952
                                                            --------              -------                ----------
   Net Interest Income after Provision
      for Possible Loan Losses                                74,602               (3,484)                  867,931

Other Income
   Trust                                                       5,986                                         84,570
   Service charges                                             5,836                                         91,951
   Credit card fees                                               --                                         20,366
   Securities gains                                               28                                          4,634
   Other                                                       8,318                                        138,468
                                                            --------              -------                ----------
      Total Other Income                                      20,168                   --                   339,989

Other Expense
   Salaries and employee benefits                             30,882                                        392,836
   Net occupancy and equipment                                 9,215                                        108,156
   Other                                                      14,824                                        224,923
                                                            --------              -------                ----------
      Total Other Expense                                     54,921                    0                   725,915

                                                            --------              -------                ----------
      Income Before Income Taxes                              39,849               (3,484)                  482,005
Income Taxes                                                  14,107               (1,254)<F13>             166,984
                                                            --------              -------                ----------
      Net Income                                            $ 25,742              $(2,230)               $  315,021
                                                            ========              =======                ==========

Per Share Data<F20>
   Basic Earnings per Share                                                                              $     2.38
   Diluted Earnings per Share                                                                                  2.34

See Notes to Pro Forma Combined Consolidated Financial Statements.

                         MERCANTILE BANCORPORATION INC.
         Notes to Pro Forma Combined Consolidated Financial Statements
                                  (Unaudited)

(1) Represents MBI restated historical consolidated financial statements reflecting the acquisition of Mark Twain, effective April 25, 1997, which was accounted for as a pooling-of-interests. The recently completed acquisitions of Horizon and HomeCorp were also accounted for as poolings-of-interests; however, due to the immateriality of the financial condition and results of operations of Horizon and HomeCorp to that of MBI, the historical financial statements were not restated. Regional Bancshares, Inc. ("Regional") was accounted for as a purchase and is included in these pro forma financial statements only from its acquisition date forward. The full impact of Regional is immaterial to the Pro Forma Combined Consolidated Financial Statements.

      MBI completed its acquisition of Roosevelt on July 1, 1997. The acquisition of Roosevelt was accounted for as a purchase; therefore, historical financial statements were not restated. The full impact of the Roosevelt acquisition is included in the pro forma combined consolidated income statement for the year ended December 31, 1997.

      All per share data reflects the 3-for-2 stock split declared by MBI on July 16, 1997 and payable in the form of a stock dividend on October 1, 1997.

(2) In conjunction with the proposed acquisition of CBT, MBI plans to repurchase up to 535,358 shares of MBI Common Stock in the open market. The assumed repurchase price per share is $52.75, the closing price of MBI Common Stock on January 9, 1998, the last trading date preceding the public announcement of the Merger.

(3) Acquisition of CBT with 5,399,763 shares of MBI Common Stock, including up to 535,358 reissued treasury shares, based on the Exchange Ratio of
      0.6513 of a share of MBI Common Stock per share of CBT Common Stock. The aggregate number of shares of MBI Common Stock to be issued in the Merger was calculated as follows:

      Shares of CBT Common Stock outstanding
           as of December 31, 1997                             7,862,627

      Maximum number of shares of CBT
           Common Stock which could be
           issued pursuant to CBT's stock
           option plans                                          428,118
                                                           -------------
      Maximum number of shares of
           CBT Common Stock to be
           converted in the Merger                             8,290,745

      Exchange ratio                                       x      0.6513
                                                           -------------
      Aggregate number of shares
           of MBI Common Stock
           to be issued in the Merger                          5,399,763
                                                           =============

(4)   Elimination of MBI's investment in CBT.

(5) Balance sheet impact of adjustments related to the mergers with CBT and Firstbank (see footnote 19 below). These adjustments will be initially recorded as a credit to accrued liabilities and the reserve for possible loan losses. Because the credit to accrued liabilities will be paid out in cash within an estimated 18-month period following such mergers, the Pro Forma Combined Consolidated Financial Statements reflect the cash outlay. An income tax benefit at an effective tax rate of 36% is included in these adjustments.

(6) In conjunction with the proposed acquisition of Firstbank, MBI plans to repurchase up to 1,379,980 shares of MBI Common Stock in the open market. The assumed repurchase price per share is $50.50, the closing price of MBI Common Stock on January 30, 1998, the last trading date preceding the public announcement of the agreement between MBI and Firstbank.

(7) Acquisition of Firstbank with 13,799,799 shares of issued MBI Common Stock, including up to 1,379,980 reissued treasury shares, based on the exchange ratio of 0.8308 of a share of MBI Common Stock per share of Firstbank common stock. The aggregate number of shares of MBI Common Stock to be issued in connection with the acquisition of Firstbank was calculated as follows:

         Shares of Firstbank common stock                    15,747,819

         Maximum number of shares of Firstbank
                 common stock which could be
                 issued pursuant to Firstbank's
                 stock option plans                             862,435
                                                          -------------
         Maximum number of shares of
                 Firstbank common stock to
                 be converted in the acquisition             16,610,254

         Exchange ratio                                   x      0.8308
                                                          -------------
         Aggregate number of shares
                 of MBI Common Stock
                 to be issued in the acquisition
                 of Firstbank                                13,799,799
                                                          =============

(8)   Elimination of MBI's investment in Firstbank.

(9) Estimated balance sheet impact of sales of Firstbank subsidiaries, Colonial Bank and Duchesne Bank, mandated by anti-trust laws. MBI currently is in the process of evaluating such sales, and expects to record a gain in connection with the sales. The pro forma combined consolidated balance sheet does not reflect gain or loss relating from such sales because the amount of gain or loss is not known at this time.

(10) Interest income foregone as a result of MBI's repurchase of 535,358 treasury shares in connection with the Merger. The assumed interest rate is 5%.

(11) Income tax benefit associated with interest income foregone as the result of repurchasing shares of MBI Common Stock in connection with the Merger. The assumed effective tax rate is 36%.

(12) Interest income foregone as a result of MBI repurchasing 1,379,980 treasury shares in connection with the acquisition of Firstbank by MBI. The assumed interest rate is 5%.

(13) Income tax benefit associated with interest income foregone as the result of repurchasing shares in connection with the acquisition of Firstbank by MBI. The assumed effective tax rate is 36%.

(14) The acquisition of Roosevelt was accounted for as a purchase transaction. Included herein is the amortization of goodwill over a 15-year period (see footnote 17 below) and interest expense related to the issuance of subordinated debt securities and notes as described in footnotes 15 and 16 below. The impact of interest income lost on the cash consideration and stock buybacks is immaterial to the Pro Forma Combined Consolidated Financial Statements. The income tax benefit associated with taxable income statement adjustments is computed at an effective tax rate of 36%.

(15) On January 29, 1997, MBI issued $150,000,000 of subordinated debt securities at a floating rate equal to the three-month LIBOR plus 85 basis points. The rate assumed in calculating the expense from January 1, 1997 through January 29, 1997 for the Pro Forma Combined
      Consolidated Financial Statements is 6.86%.

(16) On June 11, 1997, MBI issued $200,000,000 of 7.3% subordinated notes due 2007, $150,000,000 of 6.8% senior notes due 2001 and $150,000,000 of 7.05% senior notes due 2004.

(17) The pro forma excess of cost over fair value of net assets acquired was $608,076,000 for Roosevelt as of December 31, 1997. This is one-half the annual amount of goodwill amortization, given a 15-year amortization period.

(18) Income tax benefit associated with interest expense on debt issues (see footnotes 15 and 16 above). The assumed effective tax rate is 36%.

(19) Upon consummation of the Merger, MBI expects to record certain adjustments related to the Merger with an approximate pre-tax total between $15,000,000 and $25,000,000. Upon consummation of the acquisition of Firstbank, MBI expects to record certain adjustments related to the acquisition with an approximate pre-tax total between $25,000,000 and $40,000,000. The pre-tax adjustments for CBT and Firstbank are estimated as follows:

                                                                 CBT     Firstbank
                                                                 ---     ---------
                                                                 ($ in thousands)
         Contract penalties, equipment abandonment costs
                  and transition and duplicative costs
                  related to system standardization
                  and signage                                  $ 9,700    $14,250

         Provision for possible loan losses                      5,100      5,000

         Accruals for severance and change of
                  control payments                               3,500     10,600

         Investment banking, legal and accounting fees           3,250      8,600
                                                               -------    -------
                  Total                                        $21,550    $38,450
                                                               =======    =======

(20) Basic earnings per share was based upon the average shares listed below:


                                                             Year Ending December 31
                                                  -------------------------------------------
                                                     1997            1996            1995
                                                  -----------     -----------     -----------
MBI average shares as reported                    121,933,113     115,938,311     115,754,877

CBT average shares                                  7,862,848       7,873,182       7,928,155
Exchange Ratio                                    x    0.6513     x    0.6513     x    0.6513
                                                  -----------     -----------     -----------

MBI equivalent average shares                       5,121,073       5,127,803       5,163,607

Less treasury share repurchases in
   conjunction with CBT acquisition                  (535,358)       (535,358)       (535,358)

Firstbank average shares                           15,599,571      15,478,554      15,502,544
Exchange ratio                                    x    0.8308     x    0.8308     x    0.8308
                                                  -----------     -----------     -----------

MBI equivalent average shares                      12,960,124      12,859,583      12,879,514

Less treasury share repurchases in
   conjunction with Firstbank
   acquisition                                     (1,379,980)     (1,379,980)     (1,379,980)
                                                  -----------     -----------     -----------

Average shares outstanding for
   basic earnings per share                       138,098,972     132,010,359     131,882,660
                                                  ===========     ===========     ===========

   Diluted earnings per share was based upon the average shares below:


                                                             Year Ending December 31
                                                  -------------------------------------------
                                                     1997            1996            1995
                                                  -----------     -----------     -----------

MBI diluted shares as reported                    124,338,414     117,789,773     118,059,213

MBI equivalent average shares
   for CBT acquisition                              5,121,073       5,127,803       5,163,607

Less treasury share repurchases in
   conjunction with CBT acquisition                  (535,358)       (535,358)       (535,358)

MBI equivalent average shares
   for CBT dilutive stock options                      40,918          33,418          34,236

MBI equivalent average shares for
   Firstbank acquisition                           12,960,124      12,859,583      12,879,514

Less treasury share repurchases in
   conjunction with Firstbank
   acquisition                                     (1,379,980)     (1,379,980)     (1,379,980)

MBI equivalent average shares
   for Firstbank dilutive
   stock options                                      246,677         185,452         178,084
                                                  -----------     -----------     -----------

Average shares outstanding for
     diluted earnings per share                   140,791,868     134,080,691     134,399,316
                                                  ===========     ===========     ===========

                        INFORMATION REGARDING MBI STOCK
                        -------------------------------

Description of MBI Common Stock and Attached Preferred Share Purchase Rights

      General. MBI has authorized 5,000,000 shares of MBI Preferred Stock, no par value, and [200,000,000] shares of MBI Common Stock, $0.01 par value. At February 27, 1998, MBI had no shares of MBI Preferred Stock issued and outstanding and 133,748,539 shares of MBI Common Stock outstanding. Under Missouri law, MBI's Board of Directors may generally approve the issuance of authorized shares of Preferred Stock and Common Stock without shareholder approval.

      MBI's Board of Directors is also authorized to fix the number of shares and determine the designation of any series of Preferred Stock and to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any series of MBI Preferred Stock. Except for the current designation and reservation of Series A Junior Participating Preferred Stock pursuant to MBI's Preferred Share Purchase Rights Plan and the anticipated designation and reservation of a Series B Junior Participating Preferred Stock described below, MBI's Board of Directors has not acted to designate or issue any shares of MBI Preferred Stock. The existence of a substantial number of unissued and unreserved shares of MBI Common Stock and undesignated shares of MBI Preferred Stock may enable the Board of Directors to issue shares to such persons and in such manner as may be deemed to have an anti-takeover effect.

      The following summary of the terms of MBI's capital stock does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of MBI's Restated Articles of Incorporation, as amended, and by-laws and Missouri law.

      Dividends. The holders of MBI Common Stock are entitled to share ratably in dividends when, as and if declared by the Board of Directors from funds legally available therefor, after full cumulative dividends have been paid or declared, and funds sufficient for the payment thereof set apart, on all series of MBI Preferred Stock ranking superior as to dividends to MBI Common Stock.

      The Board of Directors of MBI intends to maintain its present policy of paying quarterly cash dividends on MBI Common Stock, when justified by the financial condition of MBI and its subsidiaries. The declaration and amount of future dividends will depend on circumstances existing at the time, including MBI's earnings, financial condition and capital requirements as well as regulatory limitations, note and indenture provisions and such other factors as the Board of Directors may deem relevant. The payment of dividends to MBI by subsidiary banks is subject to extensive regulation by various state and federal regulatory agencies. See "SUPERVISION AND REGULATION."

      Voting Rights. Each holder of MBI Common Stock has one vote for each share held on matters presented for consideration by the shareholders, except that, in the election of directors, each shareholder has cumulative voting rights that entitle each such shareholder to the number of votes that equals the number of shares held by the shareholder multiplied by the number of directors to be elected. All such votes may be cast for one candidate for election as a director or may be distributed among two or more candidates.

      Preemptive Rights. The holders of MBI Common Stock have no preemptive right to acquire any additional unissued shares or treasury shares of MBI.

      Liquidation Rights. In the event of liquidation, dissolution or winding up of MBI, whether voluntary or involuntary, the holders of MBI Common Stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its shareholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences on any outstanding MBI Preferred Stock.

      Assessment and Redemption. Shares of MBI Common Stock are and will be, when issued, fully paid and nonassessable. Such shares do not have any redemption provisions.

      Preferred Share Purchase Rights Plan. One preferred share purchase right is attached to each share of MBI Common Stock. The MBI Rights trade automatically with shares of MBI Common Stock, and become exercisable and will trade separately from the MBI Common Stock on the tenth day after public announcement that a person or group has acquired, or has the right to acquire, beneficial ownership of 20% or more of the outstanding shares of MBI Common Stock, or upon commencement or announcement of intent to make a tender offer for 20% or more of the outstanding shares of MBI Common Stock, in either case without prior written consent of the Board. When exercisable, each MBI Right will entitle the holder to buy 1/100 of a share of MBI Series A Junior Participating Preferred Stock at an exercise price of $100 per MBI Right. In the event a person or group acquires beneficial ownership of 20% or more of MBI Common Stock, holders of MBI Rights (other than the acquiring person or group) may purchase MBI Common Stock having a market value of twice the then current exercise price of each MBI Right. If MBI is acquired by any person or group after the Rights become exercisable, each MBI Right will entitle its holder to purchase stock of the acquiring company having a market value of twice the current exercise price of each MBI Right. The MBI Rights are designed to protect the interests of MBI and its shareholders against coercive takeover tactics. The purpose of the MBI Rights is to encourage potential acquirors to negotiate with MBI's Board of Directors prior to attempting a takeover and to give the Board leverage in negotiating on behalf of all shareholders the terms of any proposed takeover. The MBI Rights may deter certain takeover proposals. The MBI Rights, which can be redeemed by MBI's Board of Directors in certain circumstances, expire by their terms on June 3, 1998. Upon expiration of the MBI Rights, MBI's Board of Directors plans to take all action necessary to replace the MBI Rights on June 4, 1998 with substantially similar rights to purchase a newly-designated MBI Series B Junior Participating Preferred Stock.

      Classification of Board of Directors. The Board of Directors of MBI is divided into three classes, and the directors are elected by classes to three-year terms, so that one of the three classes of the directors of MBI will be elected at each annual meeting of the shareholders. While this provision promotes stability and continuity of the Board of Directors, classification of the Board of Directors also may have the effect of decreasing the number of directors that could otherwise be elected at each annual meeting of shareholders by a person who obtains a controlling interest in the MBI Common Stock and thereby could impede a change in control of MBI. Because fewer directors will be elected at each annual meeting, such classification also will reduce the effectiveness of cumulative voting as a means of establishing or increasing minority representation on the Board of Directors.

      Other Matters. MBI's Restated Articles of Incorporation, as amended, and by-laws also contain provisions that: (i) require the affirmative vote of holders of at least 75% of the voting power of all of the shares of outstanding capital stock of MBI entitled to vote in the election of directors to remove a director or directors without cause; (ii) require the affirmative vote of the holders of at least 75% of the voting power of all shares of the outstanding capital stock of MBI to approve certain "business combinations" with "interested parties" unless at least two-thirds of the Board of Directors first approves such business combinations; and (iii) require an affirmative vote of at least 75% of the voting power of all shares of the outstanding capital stock of MBI for the amendment, alteration, change or repeal of any of the above provisions unless at least two-thirds of the Board of Directors first approves such an amendment, alteration, change or repeal. Such provisions may be deemed to have an anti-takeover effect.

Restrictions on Resale of MBI Stock by Affiliates

      Under Rule 145 of the Securities Act of 1933, as amended (the "Securities Act"), certain persons who receive MBI Common Stock pursuant to the Merger and who are deemed to be "affiliates" of CBT will be limited in their right to resell the stock so received. The term "affiliate" is defined to include any person who, directly or indirectly, controls, or is controlled by, or is under common control with CBT at the time the Merger is submitted to a vote of the shareholders of CBT. Each affiliate of CBT (generally any director or executive officer or shareholder of CBT who beneficially owns a substantial number of outstanding shares of CBT Common Stock) who desires to resell the MBI Common Stock received in the Merger must sell such stock either pursuant to an effective registration statement or in accordance with an applicable exemption, such as the applicable provisions of Rule 145(d) under the Securities Act.

      Rule 145(d) provides that persons deemed to be affiliates may resell their stock received in the Merger pursuant to certain of the requirements of Rule 144 under the Securities Act if such stock is sold within the first year after the receipt thereof. After one year if such person is not an affiliate of MBI and if MBI is current with respect to its required public filings, a former affiliate of CBT may resell the stock received in the Merger without limitation. After two years from the issuance of the stock, if such person is not an affiliate of MBI at the time of sale and for at least three months prior to such sale, such person may resell such stock, without limitation, regardless of the status of MBI's required public filings. The shares of MBI Common Stock to be received by affiliates of CBT in the Merger will be legended as to the restrictions imposed upon resale of such stock.

      CBT has agreed to provide MBI with a list of those persons who may be deemed to be affiliates at the time of the Special Meeting. CBT has agreed to use all reasonable efforts to cause each such person to deliver to MBI prior to the Effective Time a written agreement to the effect that no sale will be made of any shares of MBI Common Stock received in the Merger by an affiliate of MBI except in accordance with the Securities Act and until such time as MBI shall first publish the financial results of at least 30 days of post-merger combined operations of CBT and MBI. The certificates of MBI Common Stock issued to affiliates of CBT in the Merger may contain an appropriate restrictive legend, and appropriate stop transfer orders may be given to the transfer agent for such certificates.

Comparison of the Rights of Shareholders of MBI and CBT

      MBI is incorporated under the laws of the State of Missouri, while CBT is incorporated under the laws of the State of Kentucky. The rights of the shareholders of MBI are governed by MBI's Restated Articles of Incorporation, as amended, and by-laws and Chapter 351 of the Missouri Revised Statutes (the "Missouri Act"). The rights of CBT shareholders are governed by CBT's
Articles of Incorporation and by-laws and by the Kentucky Act. The rights of CBT shareholders who receive shares of MBI Common Stock in the Merger will thereafter be governed by MBI's Restated Articles of Incorporation, as amended, and by-laws and by the Missouri Act. The material rights of such shareholders, and, where applicable, the differences between the rights of MBI shareholders and CBT shareholders, are summarized below.

      Preferred Share Purchase Rights Plan.  As described above under
"- Preferred Share Purchase Rights Plan," MBI Common Stock has attached Rights, which may deter certain takeover proposals. CBT does not have a rights plan.

      Supermajority Provisions. MBI's Restated Articles of Incorporation, as amended, and MBI's by-laws contain provisions requiring a supermajority vote of the shareholders of MBI to approve certain proposals. Under both MBI's Restated Articles of Incorporation, as amended, and by-laws, removal by the shareholders of the entire Board of Directors or any individual director from office without cause requires the affirmative vote of not less than 75% of the total votes entitled to be voted at a meeting of shareholders called for the election of directors. Amendment by the shareholders of MBI's Restated Articles of Incorporation, as amended, or by-laws relating to (i) the number or qualification of directors; (ii) the classification of the Board of Directors; (iii) the filling of vacancies on the Board of Directors; or (iv) the removal of directors, requires the affirmative vote of not less than 75% of the total votes of MBI's then outstanding shares of capital stock entitled to vote, voting together as a single class, unless such amendment has previously been expressly approved by at least two-thirds of the Board of Directors. The Restated Articles of Incorporation, as amended, of MBI additionally provide that, in addition to any shareholder vote required under the Missouri Act, the affirmative vote of the holders of not less than 75% of the total votes to which all of the then outstanding shares of capital stock of MBI are entitled, voting together as a single class (the "Voting Stock"), shall be required for the approval of any Business Combination. A "Business Combination" is defined generally to include sales, exchanges, leases, transfers or other dispositions of assets, mergers or consolidations, issuances of securities, liquidations or dissolutions of MBI, reclassifications of securities or recapitalizations of MBI, involving MBI on the one hand, and an Interested Shareholder or an affiliate of an Interested Shareholder on the other hand. An "Interested Shareholder" is defined generally to include any person, firm, corporation or other entity which is the beneficial owner of 5% or more of the voting power of the outstanding Voting Stock. If, however, at least two-thirds of the Board of Directors of MBI approve the Business Combination, such Business Combination shall require only the vote of shareholders as provided by Missouri law or otherwise. The amendment of the provisions of MBI's Restated Articles relating to the approval of Business Combinations requires the affirmative vote of the holders of at least 75% of the Voting Stock unless such amendment has previously been approved by at least two-thirds of the Board of Directors. To the extent that a potential acquiror's strategy depends on the passage of proposals which require a supermajority vote of MBI's shareholders, such provisions requiring a supermajority vote may have the effect of discouraging takeover attempts that do not have Board approval by making passage of such proposals more difficult.

      CBT's Articles of Incorporation, as amended, and by-laws also contain provisions requiring a supermajority vote of the shareholders to approve certain proposals. Under CBT's Articles of Incorporation, as amended, approval of a merger or consolidation with any other corporation, the sale of substantially all of the assets of CBT or any amendment, alteration or repeal of such provisions of the Articles of Incorporation requires the prior affirmative vote of at least 67% of the then outstanding shares of stock of CBT.

      Under the Kentucky Act, shareholders of CBT may remove one or more directors with or without cause, provided that no director may be removed if the number of votes sufficient to elect the director under cumulative voting are not received in favor of the director's removal.

      Voting for Directors. MBI's by-laws provide for cumulative voting in the election of directors. Cumulative voting entitles each shareholder to cast an aggregate number of votes equal to the number of voting shares held, multiplied by the number of directors to be elected. Each shareholder may cast all such votes for one nominee or distribute them among two or more nominees, thus permitting holders of less than a majority of the outstanding shares of voting stock to achieve board representation. CBT's by-laws and the Kentucky Act also provide for cumulative voting in the election of directors.

      Classified Board. As described under "- Classification of Board of Directors," the Board of Directors of MBI is divided into three classes of directors, with each class being elected to a staggered three-year term. By reducing the number of directors to be elected in any given year, the existence of a classified Board diminishes the benefits of the cumulative voting rights to minority shareholders. CBT does not have a classified Board of Directors. Each of its directors is elected annually.

      Anti-Takeover Statutes. The Missouri Act contains certain provisions applicable to Missouri corporations such as MBI which may be deemed to have an anti-takeover effect. Such provisions include Missouri's business combination statute and the control share acquisition statute.

      The Missouri business combination statute protects domestic corporations after hostile takeovers by prohibiting certain transactions once an acquiror has gained control. The statute restricts certain "Business Combinations" between a corporation and an "Interested Shareholder" or affiliates of the Interested Shareholder for a period of five years unless certain conditions are met. A "Business Combination" includes a merger or consolidation, certain sales, leases, exchanges, pledges and similar dispositions of corporate assets or stock and certain reclassifications and recapitalizations. An "Interested Shareholder" includes any person or entity which beneficially owns or controls 20% or more of the outstanding voting shares of the corporation.

      During the initial five-year restricted period, no Business Combination may occur unless such Business Combination or the transaction in which an Interested Shareholder becomes "interested" (the "Acquisition Transaction") was approved by the board of directors of the corporation on or before the date of the Acquisition Transaction. Business Combinations may occur after the five-year period following the Acquisition Transaction only if: (i) prior to the stock acquisition by the Interested Shareholder, the board of directors approves the transaction in which the Interested Shareholder became an Interested Shareholder or approves the Business Combination in question;
(ii) the holders of a majority of the outstanding voting stock, other than stock owned by the Interested Shareholder, approve the Business Combination; or (iii) the Business Combination satisfies certain detailed fairness and procedural requirements.

      The Missouri Act exempts from its provisions: (i) corporations not having a class of voting stock registered under Section 12 of the Exchange Act; (ii) corporations which adopt provisions in their articles of incorporation or by-laws expressly electing not to be covered by the statute; and (iii) certain circumstances in which a shareholder inadvertently becomes an Interested Shareholder.

MBI's Restated Articles of Incorporation and by-laws do not contain an election to "opt out" of the Missouri business combination statute.

      The Missouri Act also contains a "Control Share Acquisition Statute" which provides that an "Acquiring Person" who after any acquisition of shares of a publicly traded corporation has the voting power, when added to all shares of the same corporation previously owned or controlled by the Acquiring Person, to exercise or direct the exercise of: (i) 20% but less than 33 1/3%, (ii) 33 1/3% or more but less than a majority or (iii) a majority, of the voting power of outstanding stock of such corporation, must obtain shareholder approval for the purchase of the "Control Shares." If approval is not given, the Acquiring Person's shares lose the right to vote. The statute prohibits an Acquiring Person from voting its shares unless certain disclosure requirements are met and the retention or restoration of voting rights is approved by both: (i) a majority of the outstanding voting stock, and (ii) a majority of the outstanding voting stock after exclusion of "Interested Shares." Interested Shares are defined as shares owned by the Acquiring Person, by directors who are also employees, and by officers of the corporation. Shareholders are given dissenters' rights with respect to the vote on Control Share Acquisitions and may demand payment of the fair value of their shares.

      A number of acquisitions of shares are deemed not to constitute Control Share Acquisitions, including good faith gifts, transfers pursuant to wills, purchases pursuant to an issuance by the corporation, mergers involving the corporation which satisfy the other requirements of the Missouri Act, transactions with a person who owned a majority of the voting power of the corporation within the prior year, or purchases from a person who has previously satisfied the provisions of the Control Share Acquisition Statute so long as the transaction does not result in the purchasing party having voting power after the purchase in a percentage range (such ranges are as set forth in the immediately preceding paragraph) beyond the range for which the selling party previously satisfied the provisions of the statute. Additionally, a corporation may exempt itself from application of the statute by inserting a provision in its articles of incorporation or by-laws expressly electing not to be covered by the statute. MBI's Restated Articles of Incorporation and by-laws do not contain an election to "opt out" of the Control Share Acquisition Statute.

      Dissenters' Rights. Under Section 351.455 of the Missouri Act, a shareholder of any corporation which is a party to a merger or consolidation, or which sells all or substantially all of its assets, has the right to dissent from such corporate action and to demand payment of the value of such shares. Under the Kentucky Act, shareholders of CBT also have the right to dissent and demand payment of the value of such shares.

      Shareholders' Right to Inspect. Under the Kentucky Act, any shareholder may inspect any of the corporation's records specified by the Kentucky Act if the shareholder gives the corporation written notice of his or her demand at least five business days before the date on which the shareholder wishes to inspect the records. Under certain circumstances, the demand must be made in good faith and for a proper purpose, and the records the shareholder desires to inspect must be directly related to the stated purpose of such shareholder's inspection. A shareholder may apply to the circuit court of the county where the corporation's principal office is located to compel inspection in the event the shareholder's request to examine the books and records is refused. The right of shareholders to inspect under the Missouri Act is generally similar to that of shareholders under the Kentucky Act.

      Size of Board of Directors. As permitted under the Missouri Act, the number of directors on the Board of Directors of MBI is set forth in MBI's by-laws, which provide that the number of directors may be fixed from time to time at not less than 12 nor more than 24 by an amendment of the by-laws or by a resolution of the Board of Directors, in either case, adopted by the vote or consent of at least two-thirds of the number of directors then authorized under the by-laws. MBI's Board of Directors currently has twelve
(12) members. Similarly to the Missouri Act, the Kentucky Act provides that a corporation may fix the number of directors in its Articles of Incorporation or by-laws. The number of directors on the Board of Directors of CBT is set forth in CBT's Articles of Incorporation, which provides that the number of directors may be fixed from time to time at not less than five and no more than 25 by the Board of Directors at a meeting held prior to the annual shareholders' meeting.

      The supermajority vote required for the amendment of MBI's by-laws regarding a change in the number of directors may have the effect of making it more difficult to force an immediate change in the composition of a majority of the Board of Directors and may be deemed to have an anti-takeover effect.

      Limitation on Director Liability. As permitted by the Kentucky Act, CBT's Articles of Incorporation limit the liability of a director to CBT and its shareholders for monetary damages for a breach of his duties as a director, except for liability with respect to the following actions: (i) for any transaction in which the director's personal financial interest is in conflict with the financial interest of the corporation or its shareholders;
(ii) for acts or omissions not in good faith or which involve intentional misconduct or are known by the director to violate law; (iii) actions involving an improper distribution in violation of KRS 271B.8-330; and (iv) for any transaction from which the director derived an improper personal benefit. MBI's Restated Articles of Incorporation do not address the issue of director liability to the corporation or its shareholders.

                           SUPERVISION AND REGULATION
                           --------------------------
General

      As a bank holding company, MBI is subject to regulation under the BHCA and its examination and reporting requirements. Under the BHCA, a bank holding company may not directly or indirectly acquire the ownership or control of more than 5% of the voting shares or substantially all of the assets of any company, including a bank or savings and loan association, without the prior approval of the Federal Reserve Board. In addition, bank holding companies are generally prohibited under the BHCA from engaging in nonbanking activities, subject to certain exceptions.

      MBI and its subsidiaries are subject to supervision and examination by applicable federal and state banking agencies. The earnings of MBI's subsidiaries, and therefore the earnings of MBI, are affected by general economic conditions, management policies and the legislative and governmental actions of various regulatory authorities, including the Federal Reserve Board, the Office of Thrift Supervision ("OTS"), the Federal Deposit Insurance Corporation ("FDIC"), the Office of the Comptroller of the Currency (the "Comptroller") and various state financial institution regulatory agencies. In addition, there are numerous governmental requirements and regulations that affect the activities of MBI and its subsidiaries.

Certain Transactions with Affiliates

      There are various legal restrictions on the extent to which a bank holding company and certain of its nonbank subsidiaries can borrow or otherwise obtain credit from its bank subsidiaries. In general, these restrictions require that any such extensions of credit must be on non-preferential terms and secured by designated amounts of specified collateral and be limited, as to any one of the holding company or such nonbank subsidiaries, to 10% of the lending bank's capital stock and surplus, and as to the holding company and all such nonbank subsidiaries in the aggregate, to 20% of such capital stock and surplus.

Payment of Dividends

      MBI is a legal entity separate and distinct from its wholly owned financial institutions and other subsidiaries. The principal source of MBI's revenues is dividends from its financial institution subsidiaries. Various federal and state statutory provisions limit the amount of dividends the affiliate financial institutions can pay to MBI without regulatory approval. The approval of the appropriate federal or state bank regulatory agencies is required for any dividend if the total of all dividends declared by the bank in any calendar year would exceed the total of the institutions net profits, as defined by regulatory agencies, for such year combined with its retained net profits for the preceding two years. In addition, a national bank or a state member bank may not pay a dividend in an amount greater than its net profits then on hand. The payment of dividends by any financial institution subsidiary may also be affected by other factors, such as the maintenance of adequate capital.

Capital Adequacy

      The Federal Reserve Board has issued standards for measuring capital adequacy for bank holding companies. These standards are designed to provide risk-responsive capital guidelines and to incorporate a consistent framework for use by financial institutions operating in major international financial markets. The banking regulators have issued standards for banks that are similar to, but not identical with, the standards for bank holding companies.

      In general, the risk-related standards require financial institutions and financial institution holding companies to maintain capital levels based on "risk-adjusted" assets, so that categories of assets with potentially higher credit risk will require more capital backing than categories with lower credit risk. In addition, financial institutions and financial institution holding companies are required to maintain capital to support off-balance sheet activities such as loan commitments.

FDIC Insurance Assessments

      The subsidiary depository institutions of MBI are subject to FDIC deposit insurance assessments. The FDIC has adopted a risk-based premium schedule. Each financial institution is assigned to one of three capital groups -- well capitalized, adequately capitalized or undercapitalized -- and further assigned to one of three subgroups within a capital group, on the basis of supervisory evaluations by the institution's primary federal and, if applicable, state supervisors, and on the basis of other information relevant to the institution's financial condition and the risk posed to the applicable insurance fund. The actual assessment rate applicable to a particular institution will, therefore, depend in part upon the risk assessment classification so assigned to the institution by the FDIC. See "- FIRREA and FDICIA."

      The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), adopted in August 1989 to provide for the resolution of insolvent savings associations, required the FDIC to establish separate deposit insurance funds-- the BIF for banks and the Savings Association Insurance Fund ("SAIF") for savings associations. FIRREA also required the FDIC to set deposit insurance assessments at such levels as would cause BIF and SAIF to reach their "designated reserve ratios" of 1.25 percent of the deposits insured by them within a reasonable period of time. Due to low costs of resolving bank insolvencies in the last few years, BIF reached its designated reserve ratio in May 1995. As a result, effective January 1, 1996, the FDIC eliminated deposit insurance assessments (except for the minimum $2,000 payment required by law) for banks that are well capitalized and well managed and reduced the deposit insurance assessments for all other banks. As of January 1, 1996, the SAIF had not reached the designated reserve ratio. MBI, which has acquired substantial amounts of SAIF-insured deposits during the years from 1989 to the present, is required to pay SAIF deposit insurance premiums on these SAIF-insured deposits.

      The Deposit Insurance Funds Act of 1996 (the "Funds Act"), enacted on September 30, 1996, required the FDIC to take immediate steps to recapitalize the SAIF and to change the basis on which funds are raised to make the scheduled payments on the FICO bonds issued in 1987 to replenish the Federal Savings and Loan Insurance Corporation. The new legislation, combined with regulations issued by the FDIC immediately after enactment of the Funds Act, provides for the following:

            (i) A special assessment in the amount of 65.7 basis points on SAIF-insured deposits held by depository institutions on March 31, 1995 (the special assessment was required by the Funds Act to recapitalize the SAIF to the designated reserve ratio of 1.25 percent of the deposits insured by SAIF). Payments of this assessment were made in November 1996, but were accrued by financial institutions in the third calendar quarter of 1996. Institutions such as MBI that have deposits insured by both the BIF and the SAIF ("Oakar Banks") were required to pay the special assessment on 80% of their "adjusted attributable deposit amounts" ("AADA"). In addition, for purposes of future regular deposit insurance assessments, the AADA on which Oakar Banks pay assessments to SAIF was also reduced by 20%.

            (ii) Commencing January 1, 1997, BIF insured institutions were responsible for a portion of the annual carrying costs of the FICO bonds. Such institutions will be assessed at 80% of the rate applicable to SAIF-insured institutions until December 31, 1999. Additionally, pursuant to the Funds Act, if the reserves in BIF at the end of any semiannual assessment period exceed 1.25% of insured deposits, the FDIC is required to refund the excess to the BIF-insured institutions.

            (iii) The merger of the BIF and the SAIF on January 1, 1999 to create the Deposit Insurance Fund, but only if no more savings associations are in existence at that time. The Deposit Act also directs the Secretary of the Treasury to conduct a study and submit recommendations to Congress regarding the establishment of a common charter for depository institutions.

Proposals to Overhaul the Savings Association Industry

      Proposals have been introduced in the U.S. Congress that, if adopted, would overhaul the savings association industry. MBI cannot predict whether these or any other legislative proposals will be enacted, or, if enacted, the final form of the law.

Support of Subsidiary Banks

      Under Federal Reserve Board policy, MBI is expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each of the subsidiaries in circumstances where it might not choose to do so absent such a policy. This support may be required at times when MBI may not find itself able to provide it. In addition, any capital loans by MBI to any of its subsidiaries would also be subordinate in right of payment to deposits and certain other indebtedness of such subsidiary.

      Consistent with this policy regarding bank holding companies serving as a source of financial strength for their subsidiary banks, the Federal Reserve Board has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with the bank holding company's capital needs, asset quality and overall financial condition.

FIRREA and FDICIA

      FIRREA contains a cross-guarantee provision which could result in insured depository institutions owned by MBI being assessed for losses incurred by the FDIC in connection with assistance provided to, or the failure of, any other insured depository institution owned by MBI. Under FIRREA, failure to meet the capital guidelines could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including the termination of deposit insurance by the FDIC.

      The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") made extensive changes to the federal banking laws. FDICIA instituted certain changes to the supervisory process, including provisions that mandate certain regulatory agency actions against undercapitalized institutions within specified time limits. FDICIA contains various other provisions that may affect the operations of banks and savings institutions.

      The prompt corrective action provision of FDICIA requires the federal banking regulators to assign each insured institution to one of five capital categories ("well capitalized," "adequately capitalized" or one of three "undercapitalized" categories) and to take progressively more restrictive actions based on the capital categorization, as specified below. Under FDICIA, capital requirements would include a leverage limit, a risk-based capital requirement and any other measure of capital deemed appropriate by the federal banking regulators for measuring the capital adequacy of an insured depository institution. All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees that would cause the institution to fail to satisfy the minimum levels for any relevant capital measure.

      The FDIC and the Federal Reserve Board adopted capital-related regulations under FDICIA. Under those regulations, a bank will be well capitalized if it: (i) had a risk-based capital ratio of 10% or greater;
(ii) had a ratio of Tier 1 capital to risk-adjusted assets of 6% or greater;
(iii) had a ratio of Tier 1 capital to adjusted total assets of 5% or greater; and (iv) was not subject to an order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. An association will be adequately capitalized if it was not "well capitalized" and: (i) had a risk-based capital ratio of 8% or greater; (ii) had a ratio of Tier 1 capital to risk-adjusted assets of 4% or greater; and (iii) had a ratio of Tier 1 capital to adjusted total assets of 4% or greater (except that certain associations rated "Composite 1" under the federal banking agencies' CAMEL rating system may be adequately capitalized if their ratios of core capital to adjusted total assets were 3% or greater).

      FDICIA also makes extensive changes in existing rules regarding audits, examinations and accounting. It generally requires annual on-site, full scope examinations by each bank's primary federal regulator. It also imposes new responsibilities on management, the independent audit committee and outside accountants to develop or approve reports regarding the effectiveness of internal controls, legal compliance and off-balance sheet liabilities and assets.

Depositor Preference Statute

      Legislation enacted in August 1993 provides a preference for deposits and certain claims for administrative expenses and employee compensation against an insured depository institution, in the liquidation or other resolution of such an institution by any receiver. Such obligations would be afforded priority over other general unsecured claims against such an institution, including federal funds and letters of credit, as well as any obligation to shareholders of such an institution in their capacity as such.

The Interstate Banking and Community Development Legislation

      In September 1994, legislation was enacted that is expected to have a significant effect in restructuring the banking industry in the United States. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle-Neal") facilitates the interstate expansion and consolidation of banking organizations by permitting (i) bank holding companies that are adequately capitalized and managed to acquire banks located in states outside their home states regardless of whether such acquisitions are authorized under the law of the host state, (ii) the interstate merger of banks after June 1, 1997, subject to the right of individual states to "opt in" or to "opt out" of this authority before that date, (iii) banks to establish new branches on an interstate basis provided that such action is specifically authorized by the law of the host state, (iv) foreign banks to establish, with approval of the regulators in the United States, branches outside their home states to the same extent that national or state banks located in the home state would be authorized to do so, and (v) banks to receive deposits, renew time deposits, close loans, service loans and receive payments on loans and other obligations as agent for any bank or thrift affiliate, whether the affiliate is located in the same state or a different state. One effect of Riegle-Neal is to permit MBI to acquire banks located in any state and to permit bank holding companies located in any state to acquire banks and bank holding companies in Missouri. Overall, Riegle-Neal is likely to have the effects of increasing competition and promoting geographic diversification in the banking industry.

                   RELATIONSHIP WITH INDEPENDENT ACCOUNTANTS
                   -----------------------------------------

      KPMG Peat Marwick LLP served as MBI's independent accountants for the year ended December 31, 1997 and continues to serve in such capacity. Services provided in connection with the audit function included examination of the annual consolidated financial statements, review and consultation regarding filings with the Commission and other regulatory authorities and consultation on financial accounting and reporting matters.

      Arthur Andersen LLP served as CBT's independent accountants for the year ended December 31, 1997 and continues to serve in such capacity. Services provided in connection with the audit function included examination of the annual consolidated financial statements and consultation on financial accounting and reporting matters. Arthur Andersen LLP intends to have a representative present at the Special Meeting to answer relevant questions regarding the Merger.

                                 LEGAL MATTERS
                                 -------------

      Certain legal matters will be passed upon for MBI by Thompson Coburn, St. Louis, Missouri and for CBT by Wyatt, Tarrant & Combs, Louisville, Kentucky.

                                    EXPERTS
                                    -------

      The consolidated financial statements of MBI as of December 31, 1997, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1997, incorporated by reference in MBI's Annual Report on Form 10-K have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, whose report is incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of CBT Corporation and its subsidiaries at December 31, 1997, 1996 and 1995, and for each of the years then ended, included in CBT's Annual Report on Form 10-K, have been incorporated herein in reliance upon the report of Arthur Andersen LLP, independent auditors, whose report is incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.


                                 OTHER MATTERS
                                 -------------

      The Board of Directors of CBT, at the date hereof, is not aware of any business to be presented at the Special Meeting other than that referred to in the Notice of Special Meeting and discussed herein. If any other matter should properly come before the Special Meeting, the persons named as proxies will have discretionary authority to vote the shares represented by proxies in accordance with their discretion and judgment as to the best interests of CBT.

                             SHAREHOLDER PROPOSALS
                             ---------------------

      If the Merger is approved, the other conditions to the Merger are satisfied and the Merger is consummated, shareholders of CBT will become shareholders of MBI at the Effective Time.

MBI shareholders may submit to MBI proposals for formal consideration at the 1999 Annual Meeting of MBI's shareholders and inclusion in MBI's proxy statement and proxy for such meeting. All such proposals for the 1999 Annual Meeting of MBI's shareholders must be received in writing by the Corporate Secretary at Mercantile Bancorporation Inc., P.O. Box 524, St. Louis, Missouri 63166-0524 by November 16, 1998.

                                    ANNEX A
                                    -------

               [Letterhead of Morgan Stanley & Co. Incorporated]

                             ---------------, 1998



Board of Directors
CBT Corporation
333 Broadway
Paducah, KY 42002-2400

Members of the Board:

We understand that CBT Corporation ("CBT" or the "Company"), Mercantile Bancorporation Inc. ("Mercantile") and Ameribanc, Inc., a wholly owned subsidiary of Mercantile ("Merger Sub" and, collectively, with Mercantile, the "Buyers") have entered into an Agreement and Plan of Merger dated as of January 10, 1998 (the "Agreement"), which provides, among other things, for the merger (the "Merger") of CBT with and into Merger Sub. Pursuant to the Merger, each issued and outstanding share of common stock, no par value, of CBT (the "CBT Common Stock"), other than shares held in treasury or held by Mercantile or CBT, will be converted into the right to receive 0.6513 of a share (the "Exchange Ratio") of common stock, par value $0.01 per share, of Mercantile ("Mercantile Common Stock"). The terms and conditions of the Merger are more fully set forth in the Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of CBT Common Stock (other than Mercantile and its affiliates).

For purposes of the opinion set forth herein, we have:

      (i) reviewed certain publicly available financial statements and other information of CBT and Mercantile, respectively;

      (ii) reviewed certain internal financial statements and other financial and operating data concerning CBT and Mercantile prepared by the managements of CBT and Mercantile, respectively;

      (iii) analyzed certain financial projections prepared by the managements of CBT and Mercantile, respectively;

      (iv) discussed the past and current operations and financial condition and the prospects of CBT and Mercantile with senior executives of CBT and Mercantile, respectively;

      (v) reviewed the reported prices and trading activity for CBT Common Stock and Mercantile Common Stock;

      (vi) compared the financial performance of CBT and Mercantile and the prices and trading activity of CBT Common Stock and Mercantile Common Stock with that of certain other comparable publicly-traded companies and their securities;

      (vii) discussed the results of regulatory examinations of CBT and Mercantile with senior managements of the respective companies;

      (viii) discussed with senior managements of CBT and Mercantile the strategic objectives of the Merger and their estimates of the synergies and other benefits of the Merger for the combined company;

      (ix) analyzed the pro forma impact of the Merger on the combined company's earnings per share, consolidated capitalization and financial ratios;

      (x) reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions;

      (xi) participated in discussions and negotiations among representatives of CBT and Mercantile and their financial and legal advisors;

      (xii)    reviewed the Agreement and certain related documents; and

      (xiii) performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, including the cost savings and other synergies expected to result from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of CBT and Mercantile. We have not made any independent valuation or appraisal of the assets or liabilities of CBT or Mercantile, nor have we been furnished with any such appraisals and we have not examined any individual loan credit files of CBT or Mercantile. In addition, we have assumed the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

We have acted as financial advisor to the Board of Directors of CBT in connection with this transaction and will receive a fee for our services.

It is understood that this letter is for the information of the Board of Directors of CBT and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by CBT with the Securities and Exchange Commission with respect to the Merger. In addition, we express no opinion and make no recommendation as to how the holders of CBT Common Stock should vote at the stockholders' meeting held in connection with the Merger.

Based on the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of CBT Common Stock (other than Mercantile and its affiliates).

                                  Very truly yours,

                                  MORGAN STANLEY & CO.
                                  INCORPORATED


                                  By:      /s/ Kristen S. Huntley
                                        -----------------------------------
                                        Kristen S. Huntley
                                        Managing Director

                                    ANNEX B
                                    -------

                        SUBTITLE 13. DISSENTERS' RIGHTS

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

271B.13-010.  Definitions. -- As used in this subtitle:

      (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

      (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under KRS 271B.13-020 and who exercises that right when and in the manner required by KRS 271B.13-200 to 271B.13-280.

      (3) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. In any transaction subject to the requirements of KRS 271B.12-210 or exempted by KRS 271B.12-220(2) in order to be exempt from the requirements of KRS 271B.12-210.

      (4) "Interest" means from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

      (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

      (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

      (7) "Shareholder" means the record shareholder or the beneficial shareholder.

271B.13-020.  Right to dissent.

      (1) A shareholder shall be entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

            (a) Consummation of a plan of merger to which the corporation is a party:

                  1. If shareholder approval is required for the merger by KRS 271B.11-040 or the articles of incorporation and the shareholder is entitle to vote on the merger; or

                  2. If the corporation is a subsidiary that is merged with its parent under KRS 271B.11-040;

            (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

            (c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after their date of sale;

            (d) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

                  1. Alters or abolishes a preferential right of the shares to a distribution or in dissolution;

                  2. Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

                  3. Excludes or limits the right of the shares to vote on any matter other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

                  4. Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under KRS 271B.6-040;

            (e) Any transaction subject to the requirements of KRS 271B.12-210 or exempted by KRS 271B.12-220(2); or

            (f) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

      (2) A shareholder entitled to dissent and obtain payment for his shares under this chapter shall not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

271B.13-030.  Dissent by nominees and beneficial owners.

      (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he shall dissent with respect to all shares beneficially owned by any one (1) person and notify the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter, under this subsection shall be determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

      (2) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

            (a) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

            (b) He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.


                PROCEDURES FOR EXERCISE OF DISSENTERS' RIGHTS

271B.13-200.  Notice of dissenters' rights.

      (1) If proposed corporate action creating dissenters' rights under KRS 271B.13-020 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this subtitle and the corporation shall undertake to provide a copy of this subtitle to any shareholder entitled to vote at the shareholders' meeting upon request of that shareholder.

      (2) If corporate action creating dissenters' rights under KRS 271B.13-020 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in KRS 271B.13-220.

271B.13-210.  Notice of intent to demand payment.

      (1) If proposed corporate action creating dissenters' rights under KRS 271B.13-020 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

            (a) Shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

            (b) Shall not vote his shares in favor of the proposed action.

      (2) A shareholder who does not satisfy the requirements of subsection
(1) of this section shall not be entitled to payment for his shares under this chapter. (Enact. Acts 1988, ch. 23, sec. 127, effective January 1, 1989.)

271B.13-220.  Dissenters' notice.

      (1) If proposed corporate action creating dissenters' rights under KRS 271B.13-020 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of KRS 271B.13-210.

      (2) The dissenters' notice shall be sent no later than ten (10) days after the date the proposed corporation action was authorized by the shareholders, or, if no shareholder authorization was obtained, by the board of directors, and shall:

            (a) State where the payment demand must be sent and where and when certificates for certified shares must be deposited;

            (b) Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

            (c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before that date;

            (d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30), nor more than sixty
(60) days after the date the notice provided in subsection (1) of this section is delivered; and

            (e) Be accompanied by a copy of this subtitle.

271B.13-230.  Duty to demand payment.

      (1) A shareholder who is sent a dissenters' notice described in KRS 271B.13-220 shall demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to subsection (2)(c) of KRS 271B.13-220, and deposit his certificates in accordance with the terms of the notice.

      (2) The shareholder who demands payment and deposits his share certificates under subsection (1) of this section shall retain all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

      (3) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, shall not be entitled to payment for his shares under this subtitle.

271B.13-240.  Share restrictions.

      (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under KRS 271B.13-260.

      (2) The person for whom dissenters' rights are asserted as to uncertificated shares shall retain all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

271B.13-250.  Payment.

      (1) Except as provided in KRS 271B.13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with KRS 271B.13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

      (2) The payment shall be accompanied by:

            (a) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

            (b) A statement of the corporation's estimate of the fair value of the shares;

            (c) An explanation of how the interest was calculated; and

            (d) A statement of the dissenter's right to demand payment under KRS 271B.13-280.

271B.13-260.  Failure to take action.

      (1) If the corporation does not take the proposed action within sixty
(60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

      (2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it shall send a new dissenters' notice under KRS 271B.13-220 and repeat the payment demand procedure.

271B.13-270.  After-acquired shares.

      (1) A corporation may elect to withhold payment required by KRS 271B.13-250 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

      (2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under KRS 271B.13-280.

271B.13-280.  Procedure if shareholder dissatisfied with payment or offer.

      (1) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under KRS 271B.13-250), or reject the corporation's offer under KRS 271B.13-270 and demand payment of the fair value of his shares and interest due, if:

            (a) The dissenter believes that the amount paid under KRS 271B.13-250 or offered under KRS 271B.13-270 is less than the fair value of his shares or that the interest due is incorrectly calculated;

            (b) The corporation fails to make payment under KRS 271B.13-250 within sixty (60) days after the date set for demanding payment; or

            (c) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

      (2) A dissenter waives his right to demand payment under this section unless he shall notify the corporation of his demand in writing under subsection (1) of this section within thirty (30) days after the corporation made or offered payment for his shares.


                    JUDICIAL APPRAISAL OF SHARES

271B.13-300.  Court action.

      (1) If a demand for payment under KRS 271B.13-280 remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

      (2) The corporation shall commence the proceeding in the circuit court of the county where a corporation's principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation was located.

      (3) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

      (4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section shall be plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the power described in the order appointing them, or in any amendment to it. The dissenters shall be entitled to the same discovery rights as parties in other civil proceedings.

      (5) Each dissenter made a party to the proceeding shall be entitled to judgment:

            (a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation; or

            (b) For the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under KRS 271B.13-270.

271B.13-310.  Court costs and counsel fees.

      (1) The court in an appraisal proceeding commenced under KRS
271B.13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under KRS 271B.13-280.

      (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

            (a) Against the corporation and in favor of any or all dissenters, if the court finds the corporation did not substantially comply with the requirements of KRS 271B.13-200 to 271B.13-280; or

            (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this subtitle.

      (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

PROXY                          CBT CORPORATION
                                 333 Broadway
                            Paducah, Kentucky 42001

     For the Special Meeting of Shareholders to be held ------------, 1998

              THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

      The undersigned shareholder(s) of CBT CORPORATION ("CBT"), does hereby nominate, constitute and appoint --------- and ---------- or each of them (with full power to act alone), true and lawful proxies and attorneys-in-fact, with full power of substitution, for the undersigned and in the name, place and stead of the undersigned to vote all of the shares of common stock, no par value, of CBT standing in the name of the undersigned on its books at the close of business on ---------, 1998 at the Special Meeting of Shareholders to be held at Madison Hall, 919 Madison Street, Paducah, Kentucky, on -------, -----------, 1998, at ------ a.m. Central Time, and at
any adjournments or postponements thereof, with all the powers the undersigned would possess if personally present, as follows:

1. To consider and vote upon the adoption and approval of the Agreement and Plan of Merger, dated January 10, 1998 (the "Merger Agreement"), pursuant to which CBT will be merged with and into Ameribanc, Inc., a Missouri corporation and wholly owned subsidiary of Mercantile Bancorporation Inc. ("MBI"), in a transaction that would result in the business and operations of CBT being continued through such wholly owned subsidiary, and whereby, upon consummation of the merger, each share of CBT common stock will be converted into the right to receive 0.6513 of a share of MBI common stock, as set forth in detail in the accompanying Proxy Statement/Prospectus.

                 / / FOR         / / AGAINST       / / ABSTAIN

2. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

The Board of Directors recommends a vote FOR approval and adoption of the Merger Agreement.

      The undersigned hereby revokes any other proxies to vote at such meeting and hereby ratifies and confirms all that the proxies and attorneys-in- fact, or each of them, appointed hereunder may lawfully do by virtue hereof. Said proxies and attorneys-in-fact, without limiting their general authority, are specifically authorized to vote in accordance with their best judgment with respect to all matters incident to the conduct of the Special Meeting.

      THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S). IF NO DIRECTION IS GIVEN HEREIN, THIS PROXY WILL BE VOTED "FOR" THE PROPOSAL LISTED ABOVE.

           PLEASE PROMPTLY COMPLETE, DATE, SIGN AND MAIL THIS PROXY.
                     RETURN USING THE ENVELOPE PROVIDED

                      CBT CORPORATION SPECIAL MEETING

Check appropriate box                  Date-------------              NO. OF SHARES
Indicate changes below:                                   -------------------------------------
Address Change?  / /    Name Change?   / /

                                                          -------------------------------------
                                                          Signature(s) In Box
                                                          When signing as attorney, executor,
                                                          administrator, trustee or guardian,
                                                          please give your full title.  If more
                                                          than one person holds the power to
                                                          vote the same shares, all must sign.
                                                          All joint owners must sign.  The
                                                          undersigned hereby acknowledges
                                                          receipt of the notice of Special
                                                          Meeting and the Proxy Statement/
                                                          Prospectus (with all enclosures and
                                                          attachments), dated --------, 1998,
                                                          relating to the Special Meeting.

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS
                  ------------------------------------------

Item 20.  Indemnification of Officers and Directors
---------------------------------------------------

      Sections 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355(3) provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred in connection with such action, suit or proceeding. Section 351.355(7) provides that a corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2), provided such additional indemnification is authorized by the corporation's articles of incorporation or an amendment thereto or by a shareholder-approved bylaw or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct or which involved an accounting for profits pursuant to Section 16(b) of the Securities Exchange Act of 1934.

      Article 12 of the Restated Articles of Incorporation of MBI provides that MBI shall extend to its directors and executive officers the indemnification specified in subsections (1) and (2) and the additional indemnification authorized in subsection (7) and that it may extend to other officers, employees and agents such indemnification and additional indemnification.

      Pursuant to directors' and officers' liability insurance policies, with total annual limits of $45,000,000, MBI's directors and officers are insured, subject to the limits, retention, exceptions and other terms and conditions of such policy, against liability for any actual or alleged error, misstatement, misleading statement, act or omission, or neglect or breach of duty by the directors or officers of MBI, individually or collectively, or any matter claimed against them solely by reason of their being directors or officers of MBI.

Item 21.  Exhibits and Financial Statement Schedules
----------------------------------------------------

      A.    Exhibits.  See Exhibit Index.
            --------

      B.    Financial Statement Schedules.  Not Applicable.
            -----------------------------

Item 22.  Undertakings
----------------------

      (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of MBI pursuant to the foregoing provisions, or otherwise, MBI has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by MBI of expenses incurred or paid by a director, officer or controlling person of MBI in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, MBI will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (2) MBI hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of MBI's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) MBI hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

      (4) MBI undertakes that every prospectus (i) that is filed pursuant to paragraph (3) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (Section 230.415 of this chapter), will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (5) MBI hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

      (6) MBI hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

      (7)   MBI hereby undertakes:

            (a) To file during any period in which offers and sales are being made, a post-effective amendment to this Registration
            Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof), which individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

            (b) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on April 15, 1998.

                                           MERCANTILE  BANCORPORATION  INC.


                                           By /s/ Thomas H. Jacobsen
                                              ---------------------------------
                                              Thomas H. Jacobsen, Chairman of
                                              the Board, President and Chief
                                              Executive Officer


                              POWER OF ATTORNEY
                              -----------------

      We, the undersigned officers and directors of Mercantile Bancorporation Inc., hereby severally and individually constitute and appoint Thomas H. Jacobsen and John Q. Arnold, and each of them, the true and lawful attorneys and agents of each of us to execute in the name, place and stead of each of us (individually and in any capacity stated below) any and all amendments to this Registration Statement on Form S-4, registering the offering by Mercantile Bancorporation Inc. of shares of its common stock, and the preferred share purchase rights which trade therewith, with respect to the acquisition of CBT Corporation, and all instruments necessary or advisable in connection therewith and to file the same with the Securities and Exchange Commission, each of said attorneys and agents to have the power to act with or without the others and to have full power and authority to do and perform in the name and on behalf of each of the undersigned every act whatsoever necessary or advisable to be done in the premises as fully and to all intents and purposes as any of the undersigned might or could do in person, and we hereby ratify and confirm our signatures as they may be signed by our said attorneys and agents or each of them to any and all such amendments and instruments.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

        Signature                             Title                                     Date
        ---------                             -----                                     ----
/s/ Thomas H. Jacobsen              Chairman of the Board,                         April 15, 1998
------------------------------      President and  Chief Executive
Thomas H. Jacobsen                  Officer
Principal Executive Officer


/s/ John Q. Arnold                  Vice Chairman and                              April 15, 1998
------------------------------      Chief Financial Officer
John Q. Arnold
Principal Financial Officer


                                    II-4

        Signature                             Title                                     Date
        ---------                             -----                                     ----
/s/ Michael T. Normile              Senior Vice President - Finance                April 15, 1998
------------------------------      and Control
Michael T. Normile
Principal Accounting Officer


/s/ Richard E. Beumer               Director                                       April 15, 1998
------------------------------
Richard E. Beumer


/s/ Harry M. Cornell, Jr.           Director                                       April 15, 1998
------------------------------
Harry M. Cornell, Jr.


/s/ Henry Givens, Jr.               Director                                       April 15, 1998
------------------------------
Dr. Henry Givens, Jr.


/s/ William A. Hall                 Director                                       April 15, 1998
------------------------------
William A. Hall


/s/ Thomas A. Hays                  Director                                    February 20, 1998
------------------------------
Thomas A. Hays


/s/ Frank Lyon, Jr.                 Director                                       April 15, 1998
------------------------------
Frank Lyon, Jr.


/s/ Robert W. Murray                Director                                       April 15, 1998
------------------------------
Robert W. Murray


/s/ Harvey Saligman                 Director                                       April 15, 1998
------------------------------
Harvey Saligman


/s/ Craig D. Schnuck                Director                                       April 15, 1998
------------------------------
Craig D. Schnuck


/s/ Alvin J. Siteman                Director                                       April 15, 1998
------------------------------
Alvin J. Siteman


                                    II-5

        Signature                             Title                                     Date
        ---------                             -----                                     ----
/s/ Robert L. Stark                 Director                                    February 20, 1998
------------------------------
Robert L. Stark


/s/ Patrick T. Stokes               Director                                       April 15, 1998
------------------------------
Patrick T. Stokes


/s/ John A. Wright                  Director                                    February 19, 1998
------------------------------
John A. Wright

                                           EXHIBIT INDEX
Exhibit
Number      Description                                                                            Page
-------     -----------                                                                            ----
 2.1        Agreement and Plan of Merger, dated as of January 10, 1998, by and among MBI,
            Ameribanc and CBT, filed as Exhibit 2.1 to MBI's Current Report on Form 8-K dated
            January 10, 1998, is incorporated herein by reference.

 2.2        Stock Option Agreement, dated as of January 10, 1998, by and between MBI and CBT, filed as Exhibit 2.2 to MBI's Current Report on Form 8-K dated January 10, 1998, is incorporated herein by reference.

 2.3        Form of Voting Agreement, dated as of January 10, 1998, and entered into by and between MBI and certain of the shareholders of CBT, filed as Exhibit 2.3 to MBI's
            Current Report on Form 8-K dated January 10, 1998, is incorporated herein by reference.

 3.1(a)     MBI's Restated Articles of Incorporation, as amended and currently in effect, filed as Exhibit 3 to MBI's Quarterly Report on Form 10-Q for the quarter ended March 31,
            1997, are incorporated herein by reference.

 3.1(b)     Third Amended and Restated Certificate of Designation, Preferences and rights of
            Series A Junior Participating Stock of MBI, filed as Exhibit 3.1(b) to MBI's Report on Form 10-K for the year ended December 31, 1997, is incorporated herein by reference.

 3.2        MBI's by-laws, as amended and currently in effect, filed as Exhibit 3.2 to Amendment
            No. 2 to MBI's Registration Statement on Form S-4 (No. 333-17757), are incorporated herein by reference.

 4.1        Form of Indenture Regarding Subordinated Securities between MBI and The First
            National Bank of Chicago, Trustee, filed as Exhibit 4.1 to MBI's Report on Form 8-K dated September 24, 1992, is incorporated herein by reference.

 4.2        Rights Agreement, dated as of May 23, 1988, between MBI and Mercantile Bank, as
            Rights Agent (including as exhibits thereto the form of Certificate of Designation,
            Preferences and Rights of Series A Junior Participating Preferred Stock and the form of Right Certificate), filed as Exhibits 1 and 2 to MBI's Registration Statement No.
            0-6045 on Form 8-A, dated May 24, 1988, is incorporated herein by reference.

 4.3        Form of Indenture Regarding Senior Debt Securities, filed as Exhibit 4.1 to MBI's
            Registration Statement on Form S-3 (No. 333-25775), is incorporated herein by reference.

 4.4        Form of Indenture Regarding Subordinated Debt Securities, filed as Exhibit 4.2 to
            MBI's Registration Statement on Form S-3 (No. 333-25775), is incorporated herein by reference.


                                    II-7

Exhibit
Number      Description                                                                            Page
-------     -----------                                                                            ----
 4.5        Indenture, dated February 4, 1997, First Supplemental Indenture, dated February 4,
            1997, and Supplemental Indenture of First Supplemental Indenture, dated May 22,
            1997, between MBI, as issuer, and The Chase Manhattan Bank, as Indenture Trustee, filed as Exhibits 4.5, 4.6 and 4.12, respectively, to MBI's Registration Statement on Form S-4 (No. 333-25131), are incorporated herein by reference.

 5.1        Opinion of Thompson Coburn as to the legality of the securities being registered.

 8.1        Opinion of Thompson Coburn regarding certain tax matters in the Merger.

10.1        The Mercantile Bancorporation Inc. 1987 Stock Option Plan, as amended, filed as
            Exhibit 10-3 to MBI's Report on Form 10-K for the year ended December 31, 1989, is incorporated herein by reference.

10.2        The Mercantile Bancorporation Inc. Amended and Restated Executive Incentive
            Compensation Plan, filed as Annex H to MBI's definitive Proxy Statement for the
            1997 Annual Meeting of Shareholders, is incorporated herein by reference.

10.3        The Mercantile Bancorporation Inc. Employee Stock Purchase Plan, filed as Exhibit
            10-7 to MBI's Report on Form 10-K for the year ended December 31, 1989, is incorporated herein by reference.

10.4        The Mercantile Bancorporation Inc. 1991 Employee Incentive Plan, filed as Exhibit
            10-7 to MBI's Report on Form 10-K for the year ended December 31, 1990, is incorporated herein by reference.

10.5        Amendment Number One to the Mercantile Bancorporation Inc. 1991 Employee Incentive
            Plan, filed as Exhibit 10-6 to MBI's Report on Form 10-K for the year ended December
            31, 1994, is incorporated herein by reference.

10.6        The Mercantile Bancorporation Inc. Amended and Restated Stock Incentive Plan, filed as Annex G to MBI's definitive Proxy Statement for the 1997 Annual Meeting of
            Shareholders, is incorporated herein by reference.

10.7        The Mercantile Bancorporation Inc. 1994 Stock Incentive Plan for Non-Employee
            Directors, filed as Appendix E to MBI's definitive Proxy Statement for the 1994
            Annual Meeting of Shareholders, is incorporated herein by reference.

10.8        The Mercantile Bancorporation Inc. Voluntary Deferred Compensation Plan, filed as
            Exhibit 10.1 to MBI's Registration Statement on Form S-8 (file No. 339-47713), is incorporated herein by reference.

10.9        Employment Agreement for Thomas H. Jacobsen, as amended and restated, filed as
            Exhibit 10-9 to MBI's Report on Form 10-K for the year ended December 31, 1997, is incorporated herein by reference.


                                    II-8

Exhibit
Number      Description                                                                            Page
-------     -----------                                                                            ----

10.10       Form of Change of Control Employment Agreement for John W. McClure, W. Randolph
            Adams, John Q. Arnold and Certain Other Executive Officers, filed as Exhibit 10-10 to MBI's Report on Form 10-K for the year ended December 31, 1989, is incorporated herein by reference.

10.11       The Mercantile Bancorporation Inc. Supplemental Retirement Plan, filed as Exhibit
            10-12 to MBI's Report on Form 10-K for the year ended December 31, 1992, is incorporated herein by reference.

10.12       Mercantile Bancorporation Inc. Voluntary Deferred Compensation Plan for Non-Employee
            Affiliate Directors and Advisory Directors, filed as Exhibit 10.3 to MBI's
            Registration Statement on Form S-8 (File No. 333-47713), is incorporated herein by reference.

10.13       Mercantile Bancorporation Inc. Amended and Restated Stock Incentive Plan for Non-
            Employee Directors, filed as Exhibit 10.2 to MBI's Registration Statement on Form S- 8
            (File No. 333-47713), is incorporated herein by reference.

10.14       Agreement and Plan of Reorganization, dated October 27, 1996, by and among MBI,
            Ameribanc, Inc. and Mark Twain Bancshares, Inc., filed as Exhibit 2.1 to MBI's
            Report on Form 8-K filed November 6, 1996, is incorporated herein by reference.

10.15       Amendment to Agreement and Plan of Reorganization, dated January 24, 1997, by and among MBI, Ameribanc, Inc. and Mark Twain Bancshares, Inc., filed as Exhibit 10-16 to Amendment No. 2 to MBI's Registration Statement  (File No. 333-17757), is
            incorporated herein by reference.

10.16       Stock Option Agreement, dated October 27, 1996, by and between MBI, as grantee, and
            Mark Twain Bancshares, Inc., as issuer, filed as Exhibit 2.2 to MBI's Report on
            Form 8-K filed on November 6, 1996, is incorporated herein by reference.

10.17       Agreement and Plan of Reorganization, dated December 22, 1996, by and between MBI and Roosevelt Financial Group, Inc., filed as Exhibit 2.1 to MBI's Report on Form
            8-K filed on December 30, 1996, is incorporated herein by reference.

10.18       Stock Option Agreement, dated December 22, 1996, by and between MBI, as grantee, and
            Roosevelt Financial Group, Inc., as issuer, filed as Exhibit 2.1 to MBI's Report on
            Form 8-K filed on December 30, 1996, is incorporated herein by reference.

10.19       Employment Agreement for Alvin J. Siteman, dated November 18, 1996, filed as Exhibit
            10.3 to MBI's Report on Form 10-Q for the quarter ended March 31, 1997, is incorporated herein by reference.


                                    II-9

Exhibit
Number      Description                                                                            Page
-------     -----------                                                                            ----

10.20       Employment Agreement for John P. Dubinsky, dated October 27, 1996, filed as Exhibit
            10.4 to MBI's Report on Form 10-Q for the quarter ended March 31, 1997, is incorporated herein by reference.

10.21       Employment Agreement for Stanley J. Bradshaw, dated December 22, 1996, filed as
            Exhibit 10 to MBI's Report on Form 10-Q for the quarter ended June 30, 1997, is incorporated herein by reference.

10.22       Agreement and Plan of Reorganization, dated January 30, 1998, by and among MBI,
            Ameribanc, Inc. and Firstbank of Illinois Co., filed as Exhibit 2.1 to MBI's Report on Form 8-K filed on February 3, 1998, is incorporated herein by reference.

23.1        Consent of KPMG Peat Marwick LLP with regard to the use of its report on MBI's financial statements.

23.2        Consent of Arthur Andersen with regard to the use of its report on CBT's financial statements.

23.3        Consent of Morgan Stanley & Co. Incorporated.

23.4        Consent of Thompson Coburn (included in Exhibit 5.1).

24.1        Power of Attorney (included on signature page hereto).


                                    II-10